4/4.

07022564

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME H&M Hennes & Mauritz

*CURRENT ADDRESS

PROCESSED

APR 1 6 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35076

FISCAL YEAR 11-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

BEST AVAILABLE COPY

OICF/BY: dew

DATE: 4/12/07

# Annual Report
# 2006



Trenchcoat
€99,-




H&M


Weddingdress
€298,-



# CONTENTS


DESIGNED BY MADONNA


Trenchcoat
€79,90


Shirt
€19,90



# MANY NEW STORES AND EXCITING COLLABORATIONS

2006 was another intense year for H&M, with many store openings and exciting collaborations. Here are some of the year's highlights.



▫ Substantial expansion – at the end of the financial year there were 1,345 stores in 24 countries. 168 new stores were opened during the year – most of them in the USA, Spain, Germany, France and Canada. 16 stores were closed.


ZACHTE GESCHENKEN

▫ During the year the launch of online sales outside the Nordic region started. The first country was the Netherlands, which during the autumn opened up the possibility for customers to shop H&M fashions via the internet. In 2007 online sales will also be rolled out to Germany and Austria.





▪ In September the first stores in the Middle East opened, in Dubai and Kuwait, on a franchise basis.



▪ The launch of the "Viktor & Rolf for H&M" collection in 250 selected stores attracted great attention in November. The collection was a unique collection for women and men designed by the Dutch fashion duo Viktor & Rolf.



▪ Audits of the conditions in the factories that produce H&M's clothing were completed during the year in accordance with H&M's new platform, the Full Audit Programme, which was introduced in 2005.

▪ The year was also marked by preparations for the establishment of stores in Hong Kong, Shanghai, Greece, Slovakia and Qatar. The first stores in these new markets are scheduled to open in spring 2007.

▪ Madonna and her crew wore H&M clothing off-stage during her "Confessions World Tour". This collaboration received a great deal of attention and publicity around the world.

# H&M IN BRIEF

- H&M's first store was opened in Sweden in 1947.
- At the end of the financial year there were 1,345 stores in 24 countries.
- H&M offers a broad and varied range of fashion for women, men, teenagers and children.
- The clothing collections are created centrally in the design and buying department by around 100 in-house designers together with buyers and pattern makers.
- H&M sells own-brand cosmetics.
- New items are delivered to the stores daily.
- In the Nordic countries H&M also offers online and catalogue sales. Online sales is also available in the Netherlands.
- H&M does not own any factories, but instead buys its goods from around 700 independent suppliers, primarily in Asia and Europe.
- H&M has about 20 production offices around the world, mainly in Europe and Asia.
- H&M employs over 60,000 people.

**Expansion 1974–2006**


Number of markets
Number of stores
3
4
5
6
7
8
9
10
11
12
14
18
20
22
24
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

**At the time of the IPO in 1974, H&M was present in Sweden, Norway and Denmark. In 1976 the company started to expand outside the Nordic region and today H&M is present in 24 countries with 1,345 stores.**



**The store window is important for attracting customers and profiling H&M as a brand. Seen here is the Christmas display before Christmas 2006 on Hamngatan in Stockholm.**

# PROFITABILITY REMAINS STRONG

| KEY RATIOS | 2006 | 2005 |
|---|---|---|
| Sales including VAT, SEK m | 80,081 | 71,886 |
| Change, % | +11 | +14 |
| Operating margin, % | 22.4 | 21.5 |
| Profit after financial items, SEK m | 15,808 | 13,553 |
| Profit for the year, SEK m | 10,797 | 9,247 |
| Earnings per share, SEK (before and after dilution) | 13.05 | 11.17 |
| Change, % | +17 | +27 |
| Return on equity, % | 40.2 | 38.4 |
| Return on capital employed, % | 58.7 | 56.3 |
| Share of risk-bearing capital, % | 80.0 | 80.2 |
| Equity/assets ratio, % | 78.1 | 78.1 |
| Total number of stores | 1,345 | 1,193 |
| Average number of employees | 40,368 | 34,614 |

"In the past five years, sales including VAT has increased by 72 per cent and profit after tax by 183 per cent."

**Sales including VAT, SEK m**


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
01
02
03
04
05
06

**Profit after financial items/ net profit for the year, SEK m**


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
01
02
03
04
05
06
Profit after financial items
Net profit for the year

**Earnings per share, SEK**


15
12
9
6
3
0
01
02
03
04
05
06

**H&M's profitability is continuing to develop strongly. In the past five years sales including VAT has increased by 72 per cent and profit after tax by 183 per cent. Earnings per share amounted to SEK 13.05 for the financial year 2005/2006.**

# A RECORD YEAR AT H&M



2006 was a very good year for H&M. Key to our high profitability were our successful and well balanced collections consisting of fashion basics and high fashion. Playing a part were our continued efforts to improve efficiency at the buying level, improved logistics and cost-consciousness at every stage of our business.

Sales including VAT increased by 11 per cent to over SEK 80 billion. Profitability remained very good, with the gross margin improving to 59.5 per cent from last year's record level of 59.1 per cent. The operating margin was also the best ever at 22.4 per cent. Profit after net financial items increased by 17 per cent to SEK 15.8 billion.

**H&M IN 24 COUNTRIES**

H&M continues to grow. During 2006, we opened 168 stores, closed 16 and moved into the Middle East with franchise stores in Dubai and Kuwait. At the end of the financial year we had 1,345 stores. H&M is now present in 24 countries in Europe, North America and the Middle East and has more than 60,000 employees around the world.

Germany remains our biggest market with the number of stores there recently passing the 300 mark. Sweden has long held on to second place in terms of sales, but during the year, the UK surpassed Sweden to become our second biggest market. At the end of the financial year we had 112 stores in the UK.

Business is also going well in North America. There are now over 100 stores in the USA. We also opened 15 new stores in Canada, more than doubling the previous number of stores in that market.

H&M has become an established name in large, new markets such as Spain and Poland in just a short time. Our brand has been very well received and we have opened new stores at a rapid pace. We expanded into Spain in 2000, and into Poland in 2003, and at the close of the financial year we already had nearly 70 stores in Spain and 35 stores in Poland.

In 2006, we expanded our online and catalogue sales outside of the Nordic region and began online sales in the Netherlands, the result of which exceeded our expectations.

**FACTORS IN OUR SUCCESS**

Popular collections are essential to our success, but the commitment and efforts of our colleagues are also extremely important. Our accomplishments can also be attributed to increased clarity in the buying organisation and in our stores. The separation of the buying department, into a buying section, and a production section that was made earlier has increased efficiency, which resulted in lower purchase prices which improved gross margins, particularly in the second half of the year. In 2007, we will refine the H&M Group structure in order to more effectively meet the demands placed on us by our expansion.

**OUR COLLABORATIONS ATTRACT ATTENTION**

One of this year's highlights was our collaboration with Madonna, in which she and her crew were dressed in H&M clothing offstage during her world tour. The collaboration met with a positive response both from customers and media around the world. Another of this year's highlights was our autumn design collaboration with Dutch design duo Viktor & Rolf, who created a unique collection for H&M. Customers queued for hours on the day the collection was released in stores. This collaboration proved once again that fashion and design are not a question of price. Our customers got a lot for their money!

**H&M ACTS RESPONSIBLY**

It is important that our clothes are manufactured under decent working conditions. When it comes to CSR (Corporate Social Responsibility), 2006 marked the beginning of H&M's cooperation with the Fair Labor Association (FLA). This organisation defends workers' rights and during the year independent checks were carried out at a selection of our suppliers in China. This partnership provides important evidence of the effectiveness of our internal controls, and also increases our transparency. Our CSR work on these issues is long-term and we are gradually seeing conditions improve.

Our Chemical Restrictions work received attention during the year as well. These restrictions have been applied to our entire range for over ten years without compromising the feel or the look of our products. We are also making efforts to reduce carbon dioxide emissions, focusing mainly on transportation and energy consumption. We are using more organic materials in our collections and at the same time we are helping our suppliers to think along more environmentally friendly lines and to comply with laws and restrictions in the environmental field.

**EXPANSION CONTINUES**

H&M's strategy is to continue to expand while maintaining high profitability. We expect a net addition of around 170 stores in 2007. Most of the expansion will take place in the USA, Spain, Italy, Germany, the UK and Canada. Our big leap this year will be into populous China, with stores being established in Hong Kong and Shanghai. During the year we will also prepare for our expansion into Tokyo, Japan in 2008.

In March 2007, we will be launching a new store chain under the name COS – Collection of Style. Around ten COS stores are planned to open their doors this spring in the UK, Germany, the Netherlands and Belgium. The stores will offer ladies' and men's fashions in a higher price segment. H&M's business concept of offering the best price for comparable items will also apply to COS.

From autumn 2007 onwards, we will also be dressing homes. We are introducing a brand new home textiles brand, H&M Home, which at first will be sold via online and catalogue sales. The new range is a way for us to utilise our existing production and logistics functions and our great knowledge of textiles and fashion in a new field. This year will also see the start of an expanded line of ladies' footwear, to be sold initially in around 200 of our stores.

We will continue to expand our online and catalogue sales, both through catalogue sales in the Netherlands and through online sales in Germany and Austria. In March, we will continue our collaboration with Madonna, one of the greatest style icons of the past two decades. Together we have produced a collection of Madonna's personal favourites – her wardrobe staples.

**GREAT OPPORTUNITIES IN 2007**

2006 was an exciting and eventful year at H&M. This would not have been possible without the quality work of all H&M's employees. I feel secure in the knowledge that we will also make the most of the opportunities which lie ahead. The best thing about 2007 is that we can always do things better!

**Rolf Eriksen**
**Managing Director**

# FASHION AND QUALITY AT THE BEST PRICE



**BUSINESS CONCEPT**
H&M's business concept is to offer fashion and quality at the best price.

**GROWTH TARGET**
H&M's growth target is to increase the number of stores by 10–15 per cent per year, but also to increase sales at existing stores. The availability of attractive business locations is the major deciding factor in our rate of expansion. In 2006, 168 stores were opened and 16 were closed.

H&M is an expansive and financially strong company. The objective is to grow in a controlled manner while maintaining good profitability. In the past five years sales including VAT have increased by 72 per cent and earnings per share by 183 per cent. This expansion has been entirely self-financed.

**STRATEGY**
In order to offer the latest fashions H&M has its own design and buying department that creates the collections.

Good product quality is ensured through continuous quality controls. In addition to product quality itself, quality also means producing the items with minimal impact on the environment and under good working conditions.

Best price is achieved by:
- having few middlemen
- buying in large volumes
- having a broad, in-depth knowledge of design, fashion and textiles
- buying the right products from the right market
- being cost-conscious at every stage
- having efficient distribution.


Cardigan
€ 19,90


Markets 2006
Additional markets 2007
Additional markets 2008

# H&M'S CONCEPT ACROSS THE GLOBE


Tokyo
Shanghai
Hong Kong


Sales by country 2006
SEK m
Number of stores
Germany 303
UK 112
Sweden 123
France 85
USA 114
Netherlands 81
Norway 79
Austria 54
Switzerland 56
Spain 68
Denmark 58
Belgium 50
Finland 33
Poland 35
Canada 26
Italy 18
Czech Republic 13
Portugal 14
Slovenia 3
Ireland 5
Luxembourg 7
Hungary 4
Franchise 4
0
5,000
10,000
15,000
20,000
25,000

# STORES IN 24 COUNTRIES ON THREE CONTINENTS

**AT THE END OF THE FINANCIAL YEAR** H&M had 1,345 stores in 24 countries on three continents. The business developed positively over the year, with a high level of activity. In total 168 stores were opened, of which four franchise stores opened in Dubai and Kuwait – through a franchising agreement. Online sales outside the Nordic region, in the Netherlands, were also launched during the year.

H&M sold fashion items during the year to a value of more than SEK 68 billion excluding VAT. This is an increase of 12 per cent. In local currencies sales increased by 11 per cent and sales in comparable stores increased by 2 per cent. Sales including VAT amounted to SEK 80,081 m, compared to SEK 71,886 m in 2005.

## GLOBAL TRENDS AFFECT DEMAND

Information spreads rapidly, not the least through the internet, music, films and travel, allowing fashion and trends to have a quick impact and effect on demand. Like many other things today, fashion is global. The differences between regions are nowadays minor. Strong brands and clarity attract customers. This gives the stores an increasingly important role to play: to attract customers and inspire them to shop.

**H&M stores are always in the best location, such as here at 150 Powell Street in San Francisco.**

## H&M STORES ALWAYS IN THE BEST LOCATION

H&M's stores are always located in the best location on shopping streets and in shopping centres – whether in a fashion metropolis such as London or New York or in smaller towns. H&M can for example be found on Brompton Road in London, on Kurfürstendamm in Berlin, on Fifth Avenue in New York and in Beverly Center in Los Angeles.

Leasing premises provides great flexibility and enables H&M to ensure the best store locations at all times. This has been a principle of H&M's expansion ever since the first store opened in 1947.

## COMPETING WITH EVERYONE, FROM SPECIALIST RETAILERS AND INTERNATIONAL CHAINS...

The clothing sector is undergoing change. More and more large chains are moving into other countries. Many clothing chains increase their main range with items such as shoes, accessories and cosmetics. At the same time, the number of niche stores aimed at well-identified target groups is increasing.

## ...TO OTHER CONSUMPTION

In each market H&M faces competition from international and local retail chains, individual shops and department stores – each with its own profile and range of products. However, H&M competes not only with fashion companies but also with other consumption such as home electronics, telephony and travel.

Naturally, H&M monitors its competitors, particularly when it comes to prices. But above all H&M focuses on its own offering. The aim is to continuously surprise the customer and to be able to offer fashion for all occasions in a new and creative way.

## FROM COMPLETE FASHION DEPARTMENT STORE FOR THE WHOLE FAMILY TO CONCEPT STORES

H&M has a wide range of stores – from big full-range stores to smaller concept stores. The concept stores make it easier for H&M to continue to grow in well-developed markets and in big cities. They also allow H&M to utilise smaller sites with a floor area of 200–700 square metres, also making the customer offer clearer.

Today H&M has concept stores for teenagers, women, children and men as well as for underwear and accessories. For example, a number of H&M Man stores were opened in Germany during the year.

## FRANCHISE STORES IN THE MIDDLE EAST

A new and exciting development is the opening of H&M stores in the Middle East through a franchising arrangement with Alshaya, a leading retail player in the Middle East. Alshaya operates over 900 franchise stores in eleven countries. The cooperation is a classic franchising arrangement. H&M sells and delivers items to Alshaya, which in turn stocks and then sells the items to the consumers. To safeguard the H&M concept, H&M controls everything from location of stores and shop fittings to range of merchandise and staff training.

The first four stores in Dubai and Kuwait were opened in September 2006.

This cooperation allows H&M to reach a region in which it is not possible to establish wholly-owned subsidiaries, which is otherwise H&M's principle for expansion. It is an interesting business opportunity that provides H&M with access to a region with high growth and customers with plenty of purchasing power. Except for the Middle East, franchising is not part of H&M's expansion strategy.

## MORE FREEDOM OF CHOICE THROUGH ONLINE AND CATALOGUE SALES

H&M's customers in the Nordic countries have been able to shop from home for over 25 years, initially via mail order catalogues and since 1998 also on the internet. Today an increasing share of such trade is taking place via the web. This method of shopping strengthens H&M's offering. It provides customers with access to H&M's fashions from any location at any time.

## CATALOGUES TO INSPIRE

The catalogue remains important, even though more and more customers are buying online rather than by telephone or post. The catalogue inspires customers and provides an overview of the full range.

Four big catalogues are produced each year – two spring catalogues and two autumn catalogues. These catalogues are supplemented by a number of smaller seasonal catalogues with a special focus. The range is more or less the same as in the stores.

## ONLINE SALES EXPANDED TO THE NETHERLANDS

Online and catalogue sales represent a strong complement to the stores, although the judgement is that the main part of sales will continue to take place in the stores.

In 2006 the expansion of online and catalogue sales to countries outside the Nordic region was started. First up was the Netherlands, where online shopping began in August. The Netherlands was an obvious choice because of a well-established mail order market and the high proportion of people with internet access.



## H&M COUNTRIES

| Market | Year established | No. of stores 30-11-2006 | Openings during the year | Closings during the year | Sales 2006 including VAT (SEK m) | Sales 2006 including VAT (local currency) | Average no. of employees |
|---|---|---|---|---|---|---|---|
| **Sweden** | 1947 | 123 | 5 | 6 | 6,690* | 6,690 | 4,142 |
| **Norway** | 1964 | 79 | 1 | | 4,840* | 4,188 | 1,481 |
| **Denmark** | 1967 | 58 | 3 | 1 | 3,293* | 2,650 | 1,238 |
| **UK** | 1976 | 112 | 10 | | 6,769 | 499 | 3,617 |
| **Switzerland** | 1978 | 56 | 4 | | 4,045 | 685 | 1,412 |
| **Germany** | 1980 | 303 | 17 | 2 | 20,181 | 2,175 | 9,302 |
| **Netherlands** | 1989 | 81 | 9 | 1 | 4,990* | 538 | 2,023 |
| **Belgium** | 1992 | 50 | 3 | 1 | 2,777 | 299 | 1,308 |
| **Austria** | 1994 | 54 | 4 | 2 | 4,286 | 462 | 1,839 |
| **Luxembourg** | 1996 | 7 | | | 310 | 33 | 126 |
| **Finland** | 1997 | 33 | 6 | | 1,988* | 215 | 731 |
| **France** | 1998 | 85 | 16 | 2 | 5,943 | 640 | 2,486 |
| **USA** | 2000 | 114 | 23 | | 5,109 | 687 | 4,383 |
| **Spain** | 2000 | 68 | 19 | 1 | 3,845 | 414 | 2,568 |
| **Poland** | 2003 | 35 | 8 | | 1,208 | 513 | 978 |
| **Czech Republic** | 2003 | 13 | 1 | | 513 | 1,583 | 239 |
| **Portugal** | 2003 | 14 | 7 | | 425 | 46 | 324 |
| **Italy** | 2003 | 18 | 8 | | 996 | 107 | 474 |
| **Canada** | 2004 | 26 | 15 | | 1,027 | 156 | 608 |
| **Slovenia** | 2004 | 3 | 1 | | 354 | 9,202 | 95 |
| **Ireland** | 2005 | 5 | 1 | | 327 | 35 | 170 |
| **Hungary** | 2005 | 4 | 3 | | 93 | 2,670 | 54 |
| **Franchise** | 2006 | 4 | 4 | | 72 | | |
| **Total** | | **1,345** | **168** | **16** | **80,081** | **–** | **39,598**** |

* including online and catalogue sales
** Group total 40,368

# PROFITABLE GROWTH IN FOCUS IN 2006

ACHIEVING GROWTH WHILE MAINTAINING PROFITABILITY is important for H&M. In 2006 the operating margin was 22.4 per cent, compared with 21.5 per cent in 2005. In 2006, 168 new stores were opened, mainly in the USA, Spain, Germany, France and Canada.

### A GOOD YEAR FOR THE NORDIC REGION

2006 was a particularly good year for the Nordic countries. H&M sold well and continued to gain market shares, which is pleasing since H&M is well established with high market coverage in Sweden as well as Norway and Denmark. Business also developed well in Finland, where the first H&M store opened as recently as 1997.

### CONTINUED STRONG POSITION IN GERMANY

Germany is H&M's biggest market and one of its most profitable. Sales increased despite a generally sluggish retail market. In total, 17 new stores were opened and two were closed.

With a large population, many large cities, short distances and strong purchasing power the conditions for trading are very good and there are still good opportunities for H&M to grow.

### UK – H&M'S SECOND BIGGEST MARKET

Business also developed positively in the UK, which has now overtaken Sweden as H&M's second biggest market. The UK remains an important expansion market and in total ten new stores were opened during the financial year.

### STRONG DEVELOPMENT IN SOUTHERN EUROPE

The very good sales figures for countries such as France, Spain, Portugal and Italy are pleasing. These countries, where H&M has been present for less than ten years, all expanded rapidly.

H&M is appreciated by fashion-conscious customers in France even though the competition is fierce, with many strong local competitors. H&M is well established in the major cities and is continuing to grow. At the end of the financial year there were 85 H&M stores in France.

In just a short time H&M's brand and concept have been successful in Spain. 19 new stores were opened in Spain in 2006, including H&M's first three stores in the Canary Islands, one store were closed due to relocation. In total there were 68 H&M stores in Spain at the end of the financial year.

Sales have also developed well in Portugal, where most of H&M's stores are concentrated around the major cities of Lisbon and Porto. Seven new stores were opened during the year. These included five store premises in prime locations in Lisbon and Porto that were taken over by H&M and opened in the fourth quarter. At the end of the financial year there were 14 stores in Portugal.

H&M's first store in Italy opened in Milan in 2003 and

since then H&M has grown by establishing more stores in Northern Italy. At the end of the financial year there were 18 H&M stores. In 2007 H&M will move south to Rome, opening the doors of a new H&M store in one of Italy's biggest shopping centres, Roma Est.

**PLENTY OF ROOM FOR NEW H&M STORES IN NORTH AMERICA**

The USA and Canada continue to develop strongly. At the end of the financial year there were 114 stores in the USA and 26 in Canada.

In 2006, 23 new stores were opened in the USA, mainly on the East Coast and around Chicago, where H&M is becoming increasingly established.

The store network is also being built up on the West Coast. Following 2005's successful openings in San Francisco, H&M this year established stores in the Los Angeles area. During the autumn several stores were opened in very good locations, including the Beverly Center and Pasadena, that received an enormous amount of attention, with sales exceeding expectations. Los Angeles was therefore the obvious choice for the premiere of the autumn design collaboration – "Viktor & Rolf for H&M".

H&M is off to a fantastic start in Canada, where the first H&M stores opened in Toronto in 2004. In 2006 H&M moved into another region – Montreal – where four stores were opened in the spring. H&M's concept has been very well received by Canadian customers.

**A HIGH LEVEL OF ACTIVITY IN EASTERN EUROPE**

Poland, the Czech Republic, Slovenia and Hungary have developed positively with strong sales. In Poland H&M has grown substantially from the start. During the year eight stores were opened and at the end of the financial year there were 35 stores, primarily in the major cities.

# NEW MARKETS AND CUSTOMER OFFERINGS

THERE IS A LOT GOING ON at H&M at the moment. Stores are being opened in new exciting locations and H&M is finding new ways to surprise, meet and inspire customers.

In 2007 a net addition of 170 stores is planned. The main expansion will take place in the USA, Spain, Italy, Germany, the UK and Canada. H&M will also continue to expand in the other markets by establishing new stores and developing the existing business.

China, Greece, Slovakia and Qatar will become new countries. In spring 2007 one store each will open in prime locations in Athens and Bratislava. Following H&M's successful move into Dubai and Kuwait, the cooperation with Alshaya will be developed further to also include franchise stores in Qatar. The first store is scheduled to open in the capital Doha in spring 2007.

**FIRST STEPS IN FAR EAST**

The establishment of H&M stores in Shanghai and Hong Kong is interesting and represents the Group's first steps into the populous Far Eastern markets. Today there are many people in China with the same level of purchasing power as in Europe. The region is also developing strongly, with continued substantial growth.

One advantage is H&M's important experience and knowledge of the markets gained over the years through the production offices in Hong Kong and Shanghai. In spring 2006, leases were signed for two stores in Shanghai and one in Hong Kong, scheduled to open in spring 2007. The stores will be full-range stores in prime business locations.

H&M has also signed a contract for its first store in Japan. The store will be located in the best business location in one of Tokyo's prime shopping districts, Harajuku. The building is under construction and the opening is expected in the autumn of 2008. Japan is an exciting market for H&M with fashion conscious consumers with great purchasing power. Japan has a population of 128 million of which almost 13 million in Tokyo.

China and Japan will undoubtedly become two very important expansion markets for H&M.

**ONLINE AND CATALOGUE SALES IN GERMANY AND AUSTRIA**

Following the good start made in the Netherlands, in autumn 2007 online sales will also be launched in Germany and Austria.

**ENHANCED CUSTOMER OFFERING**

H&M is growing not only by establishing new stores, but also by developing and enhancing its offering all the time. As part of this, in spring 2007 the women's collections will be supplemented with a matching range of footwear. Shoes are an important accessory and H&M wants to be able to offer customers the latest trends from top to toe. The footwear range will be sold as of the spring season at around 200 H&M stores in all H&M countries.

During the spring of 2007 H&M will open a new store chain under the brand COS – Collection of Style. The stores will carry a range for women and men in a higher price segment. H&M aims to offer the best price for comparable items also in this segment. Some ten stores are scheduled to open during the year in the UK, Germany, the Netherlands and Belgium. The first COS store will open in March on Regent Street in London.

H&M will also launch home textiles. H&M Home is scheduled to be introduced in the autumn 2007. The range will contain selected products for the home such as bedspreads, sheets, curtains, towels, blankets and cushions. Sales of H&M Home will initially start through online and catalogue sales in the Nordic region and in the Netherlands as well as through online sales in Germany and in Austria.


Dress
€29,90

# FASHION FOR ALL

**H&M OFFERS** a broad and varied range that allows customers to find their own personal style. The collections are created with H&M's broad clientele in mind and the aim is to satisfy many different tastes and requirements.

H&M is aimed at everyone with an interest in fashion. Customers should always be able to find clothes and accessories at H&M for every occasion. The collections are extensive and new items come into the stores every day.

There are several different concepts for women, men, teenagers and children. The range includes everything from modern basics to high fashion reflecting the very latest international trends. The collections are supplemented by matching accessories, nightwear, underwear and cosmetics.


Coat
€59,90

**MODERN CLASSIC**
**The Modern Classic collection consists of feminine classics such as jackets with trousers or skirts. Couture-inspired suit jackets are teamed with A-line skirts or narrow pencil skirts. Important tops are classic tailored shirts or blouses tied at the neck. A well-fitting trench coat or wool coat completes the look. The main colours for autumn 2006 were black, white, camel and grey, with accents in bright red.**

# WOMEN
## – MODERN AND WELL-DRESSED

THE WOMEN'S WEAR DEPARTMENT has a coordinated range of fashions for fashion-conscious women of all ages. The women's collections are divided into tailored classics and a section with current fashion garments. In the big cities there are also garments with a high fashion content for women who want to keep up with the very latest international fashion.

Women's wear also includes L.O.G.G. with updated classic casuals, H&M Sport for the active lifestyle, Mama for women who want to be fashionable during their pregnancy and BiB in plus sizes. During the spring there is also an extensive swimwear collection.

Each concept is supplemented with a wide number of accessories that match the assortment. There are also matching socks and tights, underwear and nightwear – everything from basic items to more exclusive sets.

### MODERN CLASSIC
In 2006 H&M focused on the well-dressed, more tailored collection Modern Classic for women who want to be modern, well-dressed and feminine from morning to evening.

Like all H&M's collections, Modern Classic fits in with H&M's business concept of offering fashion and quality at the best price – with blouses and pencil skirts from SEK 149, tailored jackets from SEK 398 and wool blend coats for SEK 798.


Blazer
€39,90

**WELL-TAILORED WITH SPORTS INFLUENCES**
**For spring 2007 the men's wear department is offering a masculine look with classic jackets, shirts and knitwear. The lines are clean and simple; white, navy and black are important colours. The theme is retro-inspired and well-tailored with sports influences.**

# MEN
## – FOCUS ON UPDATED CLASSICS

**THE MEN'S WEAR DEPARTMENT** also has a broad range of clothing and accessories to cover different tastes and requirements. The men's collections contain everything from classic tailored and knitwear items to seasonal fashion garments and clothes that reflect the very latest trends. In selected stores H&M also offers a high quality tailored collection consisting mainly of suits with matching shirts, ties and knitwear.

Men's wear also includes L.O.G.G. with updated classic casuals and an extensive swimwear collection during the spring season. There are also matching accessories for every concept, as well as socks, underwear and nightwear.

### CONTINUED FOCUS ON WELL-TAILORED FASHION

Tailored and classic have been the key words of the fashion scene for men this year. In other words, dressing in a suit, cardigan and pea coat is trendy. H&M has therefore focused even more on the tailored men's range, complemented with knitwear, shirts and T-shirts.

Today, most people combine their working wardrobe with their casual clothes. Jeans, T-shirts and knitwear are therefore an important complement to our classic men's line, as are sports-inspired garments. Like the rest of H&M's range, this look is about styling and personal style. Classic dressing, yet up to date and current.


Dress
€24,90

# DIVIDED

## YOUNG TREND

DIVIDED, WHICH IS H&M'S TEENAGE DEPARTMENT, offers fashion with a young look. The range consists of denim and street wear fashion for girls and boys for all occasions – from everyday clothes to party wear. The extensive range, which also includes accessories and underwear, reflects the very latest international trends. There are also updated basics for this customer segment.

**CLEAR FASHION SCENE**

The Divided department is where H&M's most trend-sensitive customers are found. They are very fashion-conscious, quick to adopt the latest looks, devote a lot of time to shopping and want to create their own personal style. Often it is here that future bestsellers can be identified.

Divided is particularly important to show H&M's fashion profile, with a feel for the latest trends. Divided stands for trend, attitude and energy.


Jeans from
€9,90

# &DENIM

## H&M'S JEANS COLLECTION

**H&M'S JEANS CONCEPT** &denim was launched in autumn 2005, with everything from traditional five-pocket models to trendy fashion jeans. &denim offers customers a better fit and quality of jeans and a broader, sharper, more versatile range. To make the range clear and to make it easier to find the favourite jeans, all H&M's jeans are placed in jeans departments.

The aim of &denim is to ensure that everyone is able to find exactly the jeans they need, whatever their fashion requirements and style. For many, jeans are the wardrobe's cornerstone and lots of people buy new jeans each season -- making jeans the garment to reflect the current fashions.

The &denim collection consists of 100–150 different jeans models each season, for women, men, teenagers and children. The entire range is updated each season.


Baby set
€4,90


Dress
€16,90


Hood
sweater
€19,90

**QUALITY AND SAFETY COME FIRST**
**When H&M designs clothing for babies and children, quality and safety come first. Children's wear has to be particularly hard-wearing because it is laundered more than twice as often as other clothing.**

# CHILDREN
## – FUNCTIONAL AND FASHIONABLE

THE CHILDREN'S RANGE IS DIVIDED into different concepts for babies, children and H&M Young (up to 14 years). The children's wear and matching accessories must be as fashionable as they are practical, hard-wearing, safe and comfortable. The children's garments undergo thorough safety tests to guarantee the highest quality.

The baby wear collections consist of clothes for the smallest children (0–18 months). With a focus on function and safety, the current seasonal trends are expressed in a playful way.

The children's wear collections for boys and girls aged 18 months to 8 years combine fashion, colour, graphics and design with comfort and functionality. The clothes must be as attractive as they are practical and hard-wearing.

The collections are complemented by L.O.G.G., which offers timeless leisure fashions, as well as by socks, underwear, nightwear, matching accessories and swimwear.

### INCREASED FOCUS ON H&M YOUNG

H&M Young is aimed at 9–14 year olds, who often look to older teens for their fashion inspiration and who are more fashion-conscious than younger children. H&M Young offers seasonal garments that are functional, comfortable and safe.

During the year H&M has put extra focus on H&M Young, because youngsters are becoming interested in fashion at an increasingly early age and it is important that younger customers also enjoy H&M's fashions. H&M works constantly on getting the right balance between fashion and function. The marketing is aimed at the parents, not the children.



**AUTUMN 2006 CALLED FOR 60s-INSPIRED MAKE-UP**
**Sharp eyeliner eyes and soft matt lips in pale shades were the hottest look this autumn. It was inspired by the graphical style of the Sixties – but with a softer, more natural and modern look.**

# COSMETICS

**H&M'S COSMETICS DEPARTMENT** offers an extensive range of make-up, skin care and body care products. The range is constantly being renewed with new colours, fragrances and products that reflect current fashion trends.

By H&M is H&M's own brand for make-up and skin care products. This product line has been created for fashion-conscious women and men and includes a wide range of cosmetic products in carefully coordinated colours that are updated each season. The range also includes body care products and accessories such as brushes, make-up bags and toilet bags.

The products are not tested on animals either during the production process or in the finished state. All suppliers sign an assurance that the content, packaging and labelling meet EU quality and safety requirements.

# THE JOURNEY OF A PRODUCT

1. IDEA AND DESIGN
2. PLANNING THE RANGE
3. BUYING/PRODUCTION
4. LOGISTICS/DISTRIBUTION
5. STORES

All collections are created and planned centrally, which is where the actual value is created. It is here that H&M determines which trends will infuse its fashions in the coming season and how the collections are to be presented to the customers in the sales countries. The items are produced by independent suppliers, mainly in Asia and Europe.

To optimise fashion precisions, items are bought on an ongoing basis during the year. It is important to find the right lead time for each item. High volume fashion basics may be ordered up to six months in advance, while the trendiest garments need to get out into the stores in just a few weeks. Every year millions of items complete this journey, putting great demands on planning and organisation.

The journey that the products take from idea to store is described on the following pages.

# 1. IDEA AND DESIGN

## "H&M has more than 100 in-house designers who create the various collections together with pattern makers and buyers."

**INSPIRATION FROM ALL OVER THE WORLD**

All H&M's collections are created and planned centrally in the design and buying department. The task is to find a good balance between the three components that make up H&M's business concept – fashion, quality and the best price – and to turn trends into fashion items for the customers. H&M has more than 100 in-house designers creating the various collections.

This is a continuous creative process in which the world around is observed and analysed to get a grasp of forthcoming trends and customer requirements. Inspiration is drawn from street fashion, travel and other encounters with different cultures, the media, trend institutes, trade fairs and exhibitions as well as fashion history. The big trends are often planned up to a year in advance, while the very latest trends are picked up at much shorter notice.

**FOCUS ON THE CUSTOMER**

With a focus on H&M's customer, the various collections then start to emerge. The theme, colours, fabrics, silhouettes and garment types are decided, providing a feel for what will characterise the new season's fashion.

All in all, over 500 people work together to create H&M's collections for women, men, teenagers and children. To meet the requirements of customers of all ages, each with their own particular style, many different concepts are offered.



# 2. PLANNING THE RANGE

## "The customer must always be able to find what she or he is looking for."

**MIX OF MODERN BASICS AND HIGH FASHION**

The range is built up by putting together a well-balanced mix of modern basics and high fashion within each concept. It is essential that the range always reflects what customers want.

The assortment mix is adapted to customer demand in each market and store. The size of the stores also has a bearing on how the range is distributed.

Very high fashion garments, for example, will be produced in limited quantities and may perhaps be sold only in stores in the big cities. On the other hand, modern basics – such as a top in that season's cut which comes in lots of different colours – will be ordered in larger volumes and distributed to more stores.

**ONE TEAM FOR EACH CONCEPT**

Each concept has its own team of designers, buyers, assistants, pattern makers, section managers and controllers. Each team strives to produce the right mix of garments for its concept.

The number of people working on each team varies depending on the concept. For the larger concepts, e.g. in women's wear, a number of designers, buyers and pattern makers may work in parallel, while concepts such as those for children have a considerably smaller team.

They are all united by their common interest in fashion and trends and by their understanding of what customers want.



# 3. BUYING/PRODUCTION

## "A short lead time is not an end in itself, since it is always a matter of getting the right balance between price, time and quality."

**AROUND 20 PRODUCTION OFFICES ACROSS THE GLOBE**

H&M does not own any factories. Instead, clothes and other products are bought in from around 700 independent suppliers, primarily in Asia and Europe.

The buying department plans the range, but the practical aspects are then dealt with by H&M's production offices. The production offices, where most of the employees are drawn from the local population, keep in constant contact with the suppliers.

The production offices are responsible for placing the order with the right supplier and for the items being produced at the right price, being of good quality and being delivered at the right time. They also carry out checks to ensure that production takes place under good working conditions.

Ensuring the safety and quality of the items also takes place at the production offices and is the result of extensive testing, including checking for shrinkage, twisting and colourfastness, as well as checking that the chemical requirements have been met.

**RIGHT LEAD TIME FOR EACH ITEM**

The lead time can vary from two to three weeks up to six months. It is important to know the right time to order each item. A short lead time is not necessarily best, since the right lead time is always a matter of getting the right balance between price, time and quality.

For high-volume fashion basics and children's wear it is advantageous to place orders far in advance. Trendier garments in smaller volumes require considerably shorter lead times.

**Stock-in-trade**


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
16
14
12
10
8
6
4
2
0
00
01
02
03
04
05
06
Stock-in-trade, SEK m
Stock-in-trade in relation to sales excl. VAT, %

**In recent years the stock-in-trade has equalled around 10–11 per cent of sales, which is a historically low level.**



# 4. LOGISTICS/DISTRIBUTION

## "Every year millions of items are processed in a constant flow from H&M's suppliers to the stores."

**MILLIONS OF ITEMS IN CIRCULATION**

Every year millions of items are processed in a constant flow from H&M's suppliers to the stores. Getting the right items in the right quantity to the right store in the right country at the right time at the right cost calls for extremely well-functioning logistics.

H&M controls every link in the chain from idea to store, which makes the flow of items efficient.

Efficient logistics also requires good IT support, to be able to feed sales information from the stores back to the buying teams quickly. IT has an increasingly important role to play and IT support is continually being developed in H&M's central IT department.

**NEW LOGISTIC FACILITIES IN POLAND AND GERMANY**

H&M's merchandise is transported by boat, train, truck or airplane from the production countries to one of H&M's distribution centres. Here the items are checked before being distributed directly to the stores or sent to the stores' central call-off warehouses. The stores then restock as the items are sold.

To complement its distribution centre for online and catalogue sales in Borås, during the year H&M established a new logistic facility in Poland that will be taken into use in 2007. The new facility will serve the new online and catalogue sales countries, as well as the stores in Poland.

A new logistic facility to serve Germany and the Netherlands is also being established in Hamburg.

Logistics for new H&M markets is often initially outsourced and then gradually built up internally.



# 5. STORES

## "H&M stores should be inspiring and inviting."

**NEW ITEMS EVERY DAY**

New items come into the stores every day, so that customers always can find something new and exciting in H&M's range.

Since H&M's stores are always in prime locations and customers pass them often, it is important that the store windows are inviting and that there is always something new. The store window is important for attracting customers and profiling the H&M brand.

**CLEAR AND INSPIRING**

H&M's stores are based on the self-service principle. It is therefore important that customers can find their way about easily. The store environment must also be comfortable and inspiring and generate a sense of well-being. It is important to give customers ideas and inspire them to choose things that suit their own style. Displays and mannequins show how the clothes can be combined.

To ensure that each campaign has the same look in each market, guidelines for display and garment exposure are produced centrally in the visual department in close cooperation with the buying and marketing departments. For each campaign a special store environment is then created and communicated to all sales countries.

H&M's stores are constantly rejuvenated. The big city stores – a crucial element of H&M's profile – are renovated more often, as are the teenage stores.





# THE BRAND H&M

"Our communication is an invitation to the stores."

THE BRAND IS ONE OF H&M'S greatest assets. The aim of all our communication is to build the brand, short- and long-term. It communicates H&M's profile and image as a fashion house, but also as a responsible corporation. An important part of building the brand is to work with integrated communications. Everyone should feel at home, regardless of where and how they encounter H&M. Customers must receive the same messages everywhere – at launches, in campaigns, in adverts, in the media, at premieres and in the stores.

The stores are our main information channel, since they are our interface with our customers. The aim for our communication is to act as an invitation to our stores.

## SAME MESSAGE GLOBALLY

H&M operates in a sector in which trends are global and its communication therefore has to be suitable for every part of the world. As an international fashion company we communicate in many different ways and through many channels.

H&M's advertisements are created centrally in the marketing department in cooperation with external creative professionals. This means that our advertising is the same in all our markets. The media mix, however, is adapted to local circumstances and requirements.

Our advertising has a great impact. We want to communicate a positive and healthy image and therefore use professional models with a mixture of styles, looks and ages.

## INVITING AND SURPRISING

Each year H&M launches a number of big campaigns supplemented with smaller campaigns. The main aim is to generate curiosity about the season's new collections. It is important to surprise people and for H&M to be perceived as inviting and exciting.

We have high ambitions and all our communication must be of highest quality. An advert must work just as well on the metro, for example, as in an international fashion magazine. What marks H&M out is not what we do, but how we do it.


MAGAZINE
SHARP
BERLIN

H&M Magazine is H&M's own fashion magazine, offering readers a mix of fashion, inspiration and the latest lifestyle trends. H&M Magazine plays an important part in building the H&M brand in the long-term.



When "Viktor & Rolf for H&M" was premiered in Los Angeles in November, the entire event was designed as a wedding. The models came down the catwalk past a huge cake and one of the highlights of the evening was when top Brazilian model Raquel Zimmerman modelled a fairy-tale bridal dress created by Viktor & Rolf.

## PR STRENGTHENS THE BRAND AND MAKES IT CLEARER

To strengthen and clarify the brand in a cost-effective way H&M regularly carries out various communications and PR activities.

H&M is in close contact with the fashion press in order to showcase its fashion and increase knowledge about H&M. We regularly hold press conferences in our sales countries, for example.

We also communicate continuously with the business press and financial markets by holding press conferences and telephone conferences for journalists and analysts when our quarterly reports are published.

During the year we have launched two exciting collaborations with major impact among customers and in the media throughout the world. The first was the collaboration with Madonna, later followed in the autumn by our design collaboration with Viktor & Rolf.

These collaborations show the strength and breadth of H&M's offering. The attention they receive strengthens our brand as an international fashion company.

## H&M MAGAZINE – A MIX OF FASHION AND INSPIRATION

H&M Magazine is intended to inspire and at the same time to communicate H&M's approach to fashion. Readers are offered a mix of fashion, inspiration and the latest lifestyle trends.

The magazine comes out two to four times a year. It is also available on our website. H&M Magazine is aimed equally at our customers and staff. The magazine can be seen as an invitation to the store and is also important for building our brand in the long-term.

## WEBSITE ALWAYS PROVIDES THE LATEST

Current information about H&M as a company, financial information, information on our campaigns, collections and stores is found on www.hm.com.

# COLLEAGUES' COMMITMENT IS H&M'S STRENGTH

**THE SPIRIT OF H&M**

H&M has grown significantly ever since its beginning 60 years ago. At the end of the year H&M had more than 60,000 colleagues. The average number of colleagues over the year converted into full-time positions was 40,368, 80 per cent of whom were female.

The spirit of H&M has existed at H&M ever since the days of the founder, Erling Persson. It means that we believe in individuals and in our colleagues' ability to use their common sense to take responsibility and use their initiative.

**A GLOBAL CORPORATION**

Today H&M has stores and production offices in around 40 countries all over the world and we continue to grow globally. In 2006 we moved into the Middle East and in 2007 we will establish our first stores in for example China and in 2008 also in Japan.

**RESPECT AND COMMITMENT**

Our entire business shall be characterised by a fundamental respect for the individual, which applies to everything from fair pay, reasonable working hours and freedom of association to the opportunity to grow and develop within the company.

H&M has found open and constructive dialogue with trade unions a positive experience and we welcome such relations wherever we operate. To draw attention to and safeguard fundamental principles and rights at work globally we have made an agreement with UNI (Union Network International) about working on these matters together.

H&M colleagues are given plenty of opportunity to make their own decisions and take responsibility. H&M's culture is based on a great deal of responsibility being delegated to the stores. Colleagues are encouraged to take the initiative within a defined framework and to develop the stores into a good, creative working environment characterised by job satisfaction.

During the year we strengthened our HR organisation by adding a new service at Group level focusing on employee rights and working conditions. We have also carried out a staff survey in selected markets to find out how our colleagues perceive H&M's values and the working environment in the stores. The results of the survey are presented to the staff and are a good way to



**H&M is growing fast and has almost doubled its employee headcount since 2001. The strong corporate culture – the spirit of H&M – is a contributory factor to H&M's successes ever since the start 60 years ago.**

see how well rooted our values are throughout the organisation.

**DEVELOPING THROUGH VARIATION**

Job rotation is common at H&M. In the stores, for example, duties may vary between the cash desk, fitting rooms, unpacking, display and follow-up of advertising and campaigns. Working in the store provides very important experience and is a way of getting to know H&M from its very foundation.

H&M often recruits internally. Colleagues in the stores, later form a good recruitment base for positions of responsibility both within the stores and in other functions at H&M.

We therefore work constantly on skills development. All training is carried out within our own organisation, but the biggest knowledge gain is made through active learning on the job.

**GREATER RECRUITMENT NEEDS**

H&M is growing fast and has almost doubled its employee headcount since 2001. This growth is continuing and we will need to recruit many new colleagues in the coming years, which will make demands of our ability to pass on H&M's values.

**TRANSFERRING THE CULTURE IS KEY TO SUCCESS**

When we move into new countries and open new stores colleagues from established H&M stores help out. This is an effective way of passing on H&M's business concept and values, while at the same time providing a stimulus and a kick for experienced H&M staff.

It is particularly important to transfer knowledge from colleagues in established countries when we move into new countries. Consequently, certain key personnel will relocate to the new country for a period to ensure that the business can get going as quickly and smoothly as possible.

Our internal newspaper H&M Wallpaper is another way of strengthening the corporate culture and keeping it alive in today's genuinely global H&M.

# TOWARDS SUSTAINABLE IMPROVEMENTS

**H&M DOES NOT OWN ANY FACTORIES** of its own. Instead our products are produced by around 700 independent suppliers, primarily in Asia and Europe. Many of our suppliers operate in developing countries where the textile industry represents a significant proportion of export revenues. Taking responsibility for how people and the environment are impacted by our activities is important and is essential if H&M is to be able to grow while maintaining profitability.

## CODE OF CONDUCT LEADS THE WAY

H&M's Code of Conduct, which is based on ILO conventions and on the UN Convention on the Rights of the Child, forms the basis for work in this area. The Code of Conduct includes the following requirements:

- compliance with local labour law
- statutory pay and working hours
- the right to organise and bargain collectively
- a ban on child labour
- a ban on discrimination
- a ban on forced labour
- health and safety in the workplace
- compliance with local environmental legislation.

## ENVIRONMENTAL REQUIREMENTS OF PRODUCTION

H&M's Code of Conduct also states that the suppliers must comply with environmental legislation. In practice, the requirements cover the handling of chemicals, waste management and waste-water treatment.

H&M requires factories that carry out wet processes such as washing and dyeing to treat their waste-water. From 2006 inclusive we are also setting requirements of the quality of water discharged by applying the guidelines developed by companies within Business for Social Responsibility, which include H&M. Should the legislation in a production country be stricter, then naturally the law takes precedence.

When our suppliers sign H&M's Code of Conduct they also undertake to apply our chemical restrictions. Read more about the chemical restrictions on page 45.

## ALL SUPPLIERS ARE MONITORED

All the factories involved in producing H&M's products are covered by the Code of Conduct. It applies both to our suppliers and to any subcontractors that they may use. Our system for follow-up of production conditions, the Full Audit Programme (FAP), has the same scope. Producers of materials used – such as fabrics and buttons – are not covered by the monitoring programme, however.

When H&M begins collaborating with a new supplier or when an existing supplier engages a new subcontractor an extensive FAP audit is carried out. The aim is to obtain as accurate a picture as possible of conditions at the factory. The audit includes over 300 questions and each audit takes two to six working days to complete.

H&M employs around 50 auditors in total. During the audit the auditors inspect the plant, go through employment contracts, timesheets, payroll reports and other documentation and talk to factory employees and management. After each audit the findings are discussed with the supplier. The supplier is then given a certain period in which to draw up a plan for remedying any shortcomings. The implementation of such measures is followed up by the auditors. The next FAP audit will be due around two years later and forms the starting point for a new cycle of improvements.

In 2006 we focused on developing methods for follow-up visits. Among other things, a number of workshops were held at which the auditors met up to exchange experiences and discuss possible improvements.

## SUPPLEMENTED WITH INDEPENDENT MONITORING

At H&M we work to bring about continual improvement. That also applies to our methods of monitoring how well our suppliers are complying with our Code of Conduct. Consequently, in 2006 H&M became a member of the Fair Labor Association (FLA).

This means that FLA carries out independent audits of our suppliers' factories in China and also reviews H&M's systems for follow-up of the Code of Conduct. The results will be published during 2007 on the FLA website, www.fairlabor.org.

The cooperation with FLA is an important quality assurance, but is also a way for H&M to show its stakeholders how effective its own follow-up is.





**INVESTIGATING THE CAUSES OF OVERTIME**
The overtime issue is one of the greatest challenges faced by the garment industry. H&M's aim is for overtime worked at our suppliers' factories to be within the limits set by law. In the short term we are trying to gain greater insight into the causes of overtime working in order to address the problem jointly with the suppliers.

During the year a study of overtime was carried out at six factories. The study showed that the suppliers could gain much by introducing better production planning. It is a matter of making realistic assessments of what suppliers are capable of as producers. Similarly, H&M has to improve at assessing how reasonable its suppliers' capacity calculations are and not place larger or more complex orders than the factories are able to handle.

**TRAINING INITIATIVES IN BANGLADESH**
Since we started our systematic follow-up work nearly ten years ago, conditions in the factories have improved considerably. Our FAP audits show, however, that a good deal remains to be done.

To drive forward these developments, during the year we held a seminar in Bangladesh on workers' rights and the link with productivity and competitiveness. More than 80 suppliers took part, along with experts from trade and industry, academia and non-governmental organisations. Topics discussed included how the suppliers can go about creating a more open atmosphere and giving their employees opportunities to put forward viewpoints and bring grievances. The overall message was that the factories must give priority to their employees and improve the efficiency of the business in order to be competitive in the long term.

During the year H&M also continued its cooperation with the local organisation Karmojibi Nari (KN) in order to increase awareness of rights among factory workers and their supervisors. KN trained human resource officers, who in turn trained workers at four factories.

In cooperation with another international clothing company and the South Asia Enterprise Development Facility (SEDF), in 2007 H&M will also organise training for middle managers at a number of factories on matters relating to pay, working hours and discrimination. The idea is to bring about improvements in the way that suppliers themselves train their employees.

**CHALLENGES REQUIRE COOPERATION**
The challenges faced in the production countries are complex and have causes at many levels. This means that we have to cooperate with others if we are to counter the difficulties facing the garment industry.

Among other things, H&M supports the Better Factories Cambodia programme. This initiative, which is run by the International Labour Organization (ILO), aims to improve working conditions for those employed in Cambodia's garment factories. Its work includes training and independent monitoring.

H&M also participates in the MFA Forum Bangladesh. In addition to around ten buyers, other participants include representatives of the Bangladeshi government, local industry organisations, the World Bank, the global trade union organisation ITGLWF and a number of other organisations.

**COOPERATION WITH UNICEF**
H&M has also cooperated with UNICEF since 2004. So far we have contributed to a global programme promoting education for girls and a programme for the prevention of HIV/AIDS aimed at the employees at the suppliers to H&M in Cambodia.

In 2007 UNICEF will carry out a study commissioned by H&M that aims to chart the social consequences of cotton growing. The study will form a basis for future work in this area.

**FOCUS ON THE COTTON ISSUE**
H&M wants to actively contribute to reducing the environmental impact of cotton growing. Our strategy is made up of two parts: promoting organic cotton growing by contributing to increased demand, and improving conventional cotton growing.

During the year we blended nearly 30 tonnes of organic cotton into our garments. Our goal for 2007 is to blend at least 100 tonnes of organic cotton into selected garments. In addition, during 2007 H&M will launch collections made from 100 per cent organic cotton.

H&M is also a member of the organisation Organic Exchange, the task of which is to promote organic cotton growing.

Almost all cotton is still grown by conventional methods, however. In parallel with our efforts in respect of organic cotton, therefore, we are also working to improve conventional cotton growing by taking part in the Better Cotton Initiative. The aim is to measurably reduce the negative effects of conventional cotton growing. This cooperation was initiated by the World Wide Fund for Nature in 2004.

**WORK TOWARDS CLEANER FABRIC PRODUCTION**
Bleaching, dyeing and washing fabrics requires water, energy and chemicals. This makes fabric production one of the textile processes with the greatest impact on the environment. Since H&M does not generally deal directly with fabric suppliers, our opportunities to impose requirements on them are very limited. To contribute to cleaner fabric production we instead try to encourage the fabric dyehouses to take environmental considerations into account in their activities. We do this by pointing out the cost savings and the environmental gains and brought

about by more efficient use of resources. This approach is known as "cleaner production". Together with BECO and the Wuppertal Institute, H&M has produced proposals for measures at the dyehouses. We take a long-term view of the programme, which will form a permanent part of our environmental work in the supply chain.

**H&M EXPANDS ECO-LABELLING**

Since 2005 H&M has been licensed to use the European Union's official eco-label, the Flower. The Flower represents restrictions on harmful substances and reduced water pollution throughout the production chain, from raw cotton to the finished product. In addition, the label's quality criteria denotes the garment's ability to keep its fit and colour.

In 2006 about 190,000 Flower-labelled baby garments were sold in our stores – a marked increase on the 75,000 garments sold in the previous year. Since these garments are in demand from our customers, in 2007 we plan to expand eco-labelling to other areas of our baby range.

**CLIMATE CHANGE: CARBON DIOXIDE EMISSIONS**

Reducing the company's carbon dioxide emissions and thus limiting its impact on climate is an important part of H&M's environmental work. This mainly involves efforts to reduce emissions caused by the transportation of goods and use of energy in our stores and warehouses.

You can read more about this work at www.hm.com/csr.

**H&M'S EFFORTS WIN AWARD**

During the year H&M was named "Improver of the Year" in a recently introduced award from the Swedish newspaper Svenska Dagbladet that is given to a company that has clearly improved its social and environmental actions.

The reasons cited for the award were: "Hennes & Mauritz has worked purposefully and systematically for a number of years to ensure that the company takes clear ethical and environmental responsibility for its activities in the long term. H&M's strict requirements of suppliers have contributed to noticeable improvements in production conditions."

**H&M INCLUDED IN SUSTAINABILITY INDEXES**

H&M is included in a number of sustainability indexes, including the Dow Jones Sustainability World and FTSE4Good. The aim of these indexes is to make it easier for institutional investors to choose socially and environmentally sustainable investments.

**FUTURE TARGETS**

H&M's efforts in respect of corporate social responsibility are aimed at a number of overall objectives. One of these, for example, is that factory employees should have sufficient knowledge of their rights and thereby be able to influence their situation themselves. To come closer to these objectives, each year we formulate a number of detailed intermediate targets to be achieved in a specified time period.

Some of the targets for 2007 are to:

- Use electricity from renewable energy sources in Germany and thereby contribute to reducing H&M's impact on the climate. Germany is H&M biggest sales market and our 303 stores therefore account for a large proportion of our carbon dioxide emission.
- Blend at least 100 tonnes of organic cotton into selected garments.
- Test out energy-efficient solutions in conjunction with the building of a new warehouse.
- Improve the coordination of CSR and buying work with a view to ensuring that the suppliers' compliance with the Code of Conduct is given greater consideration when placing our orders.
- Arrange training for suppliers in the largest buying markets aimed at addressing the most serious infringements of H&M's Code of Conduct.
- Arrange training for workers' committees in India.

**CSR REPORTING FOR 2006**

H&M will not be publishing a separate CSR report for 2006. In addition to the information in this annual report, we give an account of the year's major events at www.hm.com/csr. These include:

- information about and results of the year's audits
- carbon dioxide emissions
- targets for 2007

The following documents are available on our website:

- Code of Conduct
- environmental policy
- overall objectives in the area of corporate social responsibility

The CSR work is also reported on the Global Compact's website.

In 2007 H&M's work on corporate social responsibility will be reported in accordance with the Global Reporting Initiative's (GRI) updated guidelines for sustainability reporting. The GRI has also developed special reporting guidelines for the apparel and footwear industries. H&M was involved in this process and will use the guidelines in its CSR reporting for 2007.

# HIGH QUALITY AND SAFETY REQUIREMENTS

H&M's quality, chemical and safety tests form an important and natural part of the company's care for and service to the customer. Tests are carried out both in H&M's own laboratories and at external facilities. H&M has laboratories at the majority of the production offices around the world, as well as at the buying office. Around half a million tests are carried out annually and these include everything from laundry tests to chemicals testing.

**METICULOUS CONTROLS AND QUALITY TESTS**

H&M's tests and quality controls are an important part of the company's buying work. Quality assurance is carried out at all stages in the buying process. Sample garments are tested first, followed by garments from production.

Laundry tests cover shrinkage, twisting, colourfastness and dry rubbing among other things. In addition, H&M tests salt and chlorine bleaching, pilling and seam strength. Durability tests are carried out on details such as zips and press-studs. Flame tests are carried out on all fabrics, i.e. material, suspected of being easily flammable such as thin and fluffy materials or fabrics with a brushed surface.

The production offices have quality controllers who inspect the suppliers' factories and ensure that the products meet H&M's quality requirements.

**EXTRA HIGH QUALITY REQUIREMENTS FOR CHILDREN'S WEAR**

H&M has long been a driving force in the safety of children's wear and always follows the strictest rules of all the countries in which the company has a presence. The strictest rules are then applied in all Group countries. Training constantly develops safety-consciousness among colleagues and suppliers.

Risk analyses are carried out as early as at the design stage and continue throughout product development, and quality and safety tests are also performed. These tests are then carried out on an ongoing basis throughout production in accordance with current standards.

One example of H&M's safety-consciousness is detachable hoods on outerwear to reduce the risk of accidents if the child should get caught by the hood while playing. H&M's products conform to the EU standard on cords and drawstrings on children's clothing, up to an age of 14 years.

Further information on quality and safe children's wear can be found at www.hm.com.

**STRICT CHEMICAL RESTRICTIONS**

All H&M's suppliers must abide by a special agreement – H&M's Chemical Restrictions. Cosmetics suppliers must also comply with H&M's Cosmetics Restrictions.

The restrictions include a list of chemicals that are impermissible in the clothes and production or must not be present above specified levels. Substances on the list include metals such as cadmium, lead and mercury, certain dyes, formaldehyde, PVC, phthalates and brominated flame retardants. Metal parts in prolonged contact with the skin are not permitted to release nickel, since nickel can cause an allergic reaction. These restrictions contribute to reducing the environmental impact of the production stage and when worn-out items are scrapped.

The products undergo extensive testing to check that all the chemical requirements are met. Most of the tests are carried out at independent external laboratories.

As an important part of H&M's long-term work against allergies we are participating in European standardisation work aimed at establishing reliable standards for testing allergenic substances, for example in perfumes.

During the year H&M's work on chemicals was positively commented on in a report published by the organisation Clean Production Action. The report is available at www.cleanproduction.org.


Dress
€4,90

**H&M has long been a driving force in the safety of children's wear and always follows the strictest rules of all the countries in which the company has a presence. The strictest rules are then applied in all Group countries. H&M's children's clothes must be comfortable and practical.**

## PRODUCT RECALLS

Despite having a well thought-out system for product safety, on rare occasions a product that does not live up to H&M's requirements may reach the stores. To ensure that such products are recalled quickly, a special recall routine has been established. Two products were recalled during the year.

How a product recall is handled:

- An unsafe product comes to our attention.
- The quality department and the Production Manager decide on a global recall.
- Sale of the product is immediately stopped in all markets and authorities concerned are informed.
- Immediate information is sent internally to colleagues and to customers, for example by means of newspaper advertisements, the internet and in-store notices.
- The quality department analyses what happened in order to prevent it from happening again.
- The recalled products are destroyed.

## H&M'S PRODUCT POLICY

- H&M does not sell real fur.
- H&M only sells leather from cattle, buffalo, sheep, goats and pigs that are raised for meat production.
- H&M does not buy leather from India due to the cruel animal transportation that takes place.
- H&M does not buy silk from India due to poor working conditions in the Indian silk industry.
- H&M products contain no materials made from endangered species.
- Down and feathers come exclusively from birds raised for meat production. H&M also requires a certificate stating that the down and feathers have been washed and sterilised as necessary.
- For wooden products originating from countries with tropical rainforest, H&M requires certification from the FSC (Forest Stewardship Council).
- H&M's children's clothes must be comfortable and practical. H&M endeavours not to sell children's wear that could be perceived as provocative.
- Prints on tops and other garments must not be offensive, racist, sexist, political or religious.
- All garments are marked with their country of origin.

# H&M IN FIGURES

# ADMINISTRATION REPORT

The Board of Directors and the Managing Director of H & M Hennes & Mauritz AB (publ), 556042-7220, domiciled in Stockholm, submit herewith their annual report and consolidated accounts for the financial year 1 December 2005 to 30 November 2006.

## BUSINESS

The Group's business consists mainly of the sale of clothing and cosmetics to consumers.

H&M's business concept is to offer fashion and quality at the best price. The business is operated from leased store premises as well as via online and catalogue sales. At the end of the financial year, H&M was present in 24 countries, of which two are on a franchise basis. The total number of stores at the end of the financial year was 1,345, of which four were franchise stores. Online and catalogue sales are offered in Sweden, Norway, Denmark and Finland. Online sales started in the Netherlands in autumn 2006.

H&M's own design and buying department creates the collections, which are then produced by around 700 external suppliers in about 20 countries. The goods are then transported by boat, train, truck or airplane to various distribution centres. From here the goods are sent to the stores' central stock warehouses or distributed directly to the stores.

The best price is achieved by having few middlemen, buying in large volumes, purchasing the right product from the right market, being cost-conscious in every part of the organisation and having efficient distribution processes. Quality checks are carried out continually at both internal and external laboratories in order to ensure that the products are of good quality.

## SIGNIFICANT EVENTS

During the year 168 stores were opened: 23 in the USA, 19 in Spain, 17 in Germany, 16 in France, 15 in Canada, ten in the UK, nine in the Netherlands, eight each in Poland and Italy, seven in Portugal, six in Finland, five in Sweden, four each in Switzerland and Austria, three each in Denmark, Belgium and Hungary as well as one each in Norway, the Czech Republic, Slovenia and Ireland. Three franchise stores were opened in Dubai and one in Kuwait. 16 stores have been closed. This represents a net increase of 152 stores. In the fourth quarter 86 stores were opened and five stores were closed. The total number of H&M stores thereby amounted to 1,345 (1,193) on 30 November 2006.

In autumn 2006 H&M started up online sales in the Netherlands, which was very positively received. The Group also expanded into the Middle East during the year. Stores were opened in Dubai and Kuwait through a franchise arrangement with the franchisee Alshaya. Sales have developed very well in both places.

## SALES AND PROFITS

Sales excluding VAT by the H&M Group increased in the financial year by 12 per cent (in local currencies by 11 per cent and in comparable stores by 2 per cent) compared with the previous year and amounted to SEK 68,400 m (61,262). Sales including VAT were SEK 80,081 m (71,886).

The gross profit amounted to SEK 40,664 m (36,182), which corresponds to 59.5 per cent (59.1) of sales.

The operating profit after deducting selling and administrative expenses was SEK 15,298 m (13,173). This represents an operating margin of 22.4 per cent (21.5).

The operating profit has been charged with depreciation of SEK 1,624 m (1,452).

The Group's net financial income amounted to SEK 510 m (380).

Profit after financial items was SEK 15,808 m (13,553), an increase of 17 per cent.

After deducting taxes of SEK 5,011 m (4,306), profit for the year amounted to SEK 10,797 m (9,247). The profit achieved corresponds to earnings per share of SEK 13.05 (11.17), an increase of 17 per cent.

The profit for the year represents a return on shareholders' equity of 40.2 per cent (38.4) and the return on capital employed was 58.7 per cent (56.3).

The collections were well received by the customers during the year. Despite weather conditions that were not optimal, sales in comparable stores increased without price reductions or marketing expenses being above normal levels.

Splitting the buying department into a buying section and a production section has gradually streamlined the buying work and had a positive effect on the gross margin, particularly in the second half of 2006. Among other things, the choice of production country for different categories of goods contributed to lower buying costs.

Good, well-mixed collections and the streamlining of buying work including improved logistics, along with other factors such as continuing to keep costs balanced, contributed to increase the operating margin to 22.4 per cent (21.5).

## FINANCIAL POSITION AND CASH FLOW

The Group's total assets increased by 7 per cent, amounting to SEK 35,555 m (33,183) on the closing date.

During the financial year the Group generated a positive cash flow from current operations of SEK 12,055 m (10,135). Cash flow was affected by investments in fixed assets of SEK 1,982 m (2,453), financial investments with a term of three to twelve months amounting to SEK 2,398 m (3,100) and dividends of SEK 7,861 m (6,619). Cash flow for the year amounted to SEK -201 m (-2,031). Liquid funds and short-term investments amounted to SEK 18,625 m (16,846).

Stock-in-trade increased by 6 per cent and amounted to SEK 7,220 m (6,841). This represents 10.6 per cent (11.2) of sales excluding VAT. Stock-in-trade accounted for 20.3 per cent (20.6) of total assets.

The Group's equity/assets ratio was 78.1 per cent (78.1) and the share of risk-bearing capital was 80.0 per cent (80.2).

Shareholders' equity apportioned to the outstanding 827,536,000 shares equalled SEK 33.57 (31.33) per share on the closing date.

### Liquidity management

Surplus liquid funds are invested in banks in the currency of the country in question. In 2006 the longest investment period was nine months. The Group does not use any derivative instruments in the interest-bearing securities market, nor does the Group trade in shares or similar instruments. See also Note 2, Financial Risks.

## COLLEAGUES

H&M's business shall be characterised by a fundamental respect for the individual, which applies to everything from fair pay, reasonable working hours and freedom of association to the opportunity to grow and develop within the company. The company's values – the spirit of H&M – which have been in place ever since the days of H&M's founder, Erling Persson, are partly based on the colleagues' ability to use their common sense to take responsibility and use their initiative.

H&M has grown significantly ever since its beginnings 60 years ago and at the end of the financial year employed over 60,000 people. The average number of employees in the Group, converted to full-time positions, was 40,368 (34,614), of which 4,142 (3,872) were employed in Sweden. For further information on H&M's colleagues see page 38 as well as Note 7.

## CORPORATE SOCIAL RESPONSIBILITY

In many markets H&M acts as both a buyer and a seller. This requires H&M to act responsibly and sustainably as regards Corporate Social Responsibility, which includes environmental considerations. Corporate Social Responsibility has been a Group management function for a number of years.

H&M does not own any factories of its own, but instead buys its goods from around 700 independent suppliers. A fundamental principle is that H&M's goods must be produced under good working conditions. H&M therefore sets high requirements of good working conditions and uses its Code of Conduct to work towards long-term improvements for those making the products. H&M aims to incorporate environmental work into day-to-day routines in every area of the company's activities. For further information on Corporate Social Responsibility see page 40.

## EXPANSION AND FUTURE DEVELOPMENT

H&M's objective is to increase the number of stores by 10 to 15 per cent each year while at the same time increasing sales at existing stores. For the 2006/2007 financial year a net addition of 170 stores is planned. Most of the expansion is planned for the USA, Spain, Italy, Germany, the UK and Canada.

The organisation is constantly being prepared for continued growth in both existing and new markets. In 2007 the company will continue working on this year's expansion into Hong Kong, Shanghai, Greece, Slovakia, the franchise stores in Qatar and the start of online sales in Germany and Austria. Preparations have also begun for the opening in Tokyo, Japan in 2008.

To ease the supply of goods H&M is increasingly using the concept of regional grouping. This means that goods is bought in and distributed to a group (region) of sales countries, rather than to each sales country as previously. The goods are then divided between the sales countries in the region according to demand in each market.

To facilitate this division into regions and support the major expansion the Group structure is being reviewed and refined. Among other things, this refinement will involve that the central functions of design, buying, production, logistics and stock keeping being detached into a separate buying company in 2007 which will take over responsibility for these functions.

As part of the division into regions, a new logistics facility is being established in Poznan, Poland, which will initially supply goods to the stores in Poland as well as to the online and catalogue sales outside of the Nordic region. A number of logistics functions in Germany and the Netherlands will be replaced by a new distribution centre in Hamburg. Planning is in progress for a new shared logistics facility for France, Belgium, Italy and Greece.

H&M is to launch a range of home textiles, H&M Home, which is expected to be launched in autumn 2007. The range will comprise selected products for the home such as bedspreads, sheets, curtains, towels, blankets and cushions. H&M Home products will initially be sold through online and catalogue sales in the Nordic countries and the Netherlands as well as through online sales in Germany and Austria.

In spring 2007 H&M will be opening a new store chain under the brand name COS – Collection of Style. The stores will offer ladies' and men's fashions in a higher price segment. H&M's ambition to offer the best price for comparable goods will also apply in this segment. Around ten stores are planned to open in 2007 in the UK, Germany, Belgium and the Netherlands.

An expanded ladies' footwear range will be launched initially at around 200 H&M stores in spring 2007.

## APPLICATION OF IFRS ACCOUNTING STANDARDS

Previously, H&M's consolidated accounts were prepared in accordance with the Swedish Annual Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council. IFRS has been applied to the Group with effect from 1 December 2005, which means that this annual report is H&M's first full report prepared in accordance with IFRS. The Swedish Financial Accounting Standards Council's recommendations were largely based on IFRS and consequently the consolidated accounts are already largely adapted to the new rules. For further information see Note 1.

## FACTORS AFFECTING H&M'S BUSINESS

A number of factors may affect H&M's results and business. Most of these can be dealt with through internal routines, while certain others are affected more by external influences.

### Fashion

Working in the fashion industry is a risk in itself. Fashion is a perishable item and there is always a risk that one of the collections will not be well received by customers.

Within each concept H&M must have the right volumes and achieve the right balance in the mix between fashion basics and trend items. To optimise fashion precision, H&M buys items on an ongoing basis during the season.

The purchasing patterns are relatively similar in the various markets, but differences do occur. For example the start of the season and the length of the season can vary between countries. Both delivery dates and volumes of goods for the different countries and stores are adjusted accordingly.

### The weather

H&M's goods are bought and launched in stores on the basis of normal weather patterns. Major deviations from normal conditions may affect sales. The effect will be greatest if there are major deviations at the beginning of a season.

### Textile quotas

The textile industry has been working with textile quotas for many years. Changes in textile quotas, i.e. in the event of an expansion of existing textile quotas, could have a marginal effect on buying costs. The textile quotas affect the entire industry, however, and are therefore largely competition-neutral.

### Foreign currency

The most significant purchase currencies for the Group are the US dollar and the euro. Fluctuation in the dollar/euro exchange rate is the single largest transaction exposure for the Group.

To hedge against fluctuations in the purchase value and thereby reduce the effects of future exchange rate movements, placed orders are hedged under forward contracts on an ongoing basis throughout the year.

Since the sole aim of this currency management is to reduce risk, only actual exposure is hedged. Information on hedge accounting is provided in Note 1, Accounting Principles, Changes in Accounting Principles.

In addition to the effects of transaction exposure, translation effects also affect the Group's results due to changes in exchange rates between the local currencies of the various foreign subsidiaries and the Swedish krona as compared with the same period in the previous year. The underlying profit/loss in a market may be unchanged in local currency, but may increase or decrease when converted into Swedish currency depending on whether the Swedish krona has weakened or strengthened.

Translation effects also arise in respect of the Group's net assets on consolidation of the foreign subsidiaries' balance sheets. No equity hedging is carried out for this risk. See also Note 2, Financial Risks.

For other financial risks see Note 2, Financial Risks, on page 61.

## DIVIDEND POLICY

H&M's financial goal is to enable the company to continue enjoying good growth and to be prepared to exploit future business opportunities. It is essential that the expansion, as in the past, proceeds with the same high degree of financial strength and continued freedom of action.

Based on this policy, the Board of Directors has determined that the total dividend should equal around half of the profit after taxes. In addition, the Board may propose that surplus liquidity can also be distributed.

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 11.50 (9.50) per share.

## PROPOSED DISTRIBUTION OF EARNINGS

| | |
|---|---|
| At the disposal of the Annual General Meeting | SEK 11,565,589,902 |
| The Board of Directors and the Managing Director propose: A dividend to the shareholders of SEK 11.50 per share | SEK 9,516,664,000 |
| To be carried forward as retained earnings | SEK 2,048,925,902 |
| | SEK 11,565,589,902 |

The Board of Directors is of the opinion that the proposed distribution of earnings is justifiable taking into consideration the financial position of the Group and the parent company and observing the requirements that the nature and extent of the business, its risks and future expansion plans impose on the Group's and the parent company's equity and liquidity. For the full statement by the Board of Directors on the distribution of earnings visit www.hm.com.

# GROUP

SEK m

## INCOME STATEMENT

| 1 December–30 November | 2006 | 2005 |
|---|---|---|
| Sales including VAT | 80,081 | 71,886 |
| Sales excluding VAT, Notes 3, 4 | 68,400 | 61,262 |
| Cost of goods sold, Notes 6, 8 | -27,736 | -25,080 |
| **GROSS PROFIT** | **40,664** | **36,182** |
| Selling expenses, Notes 6, 8 | -23,971 | -21,801 |
| Administrative expenses, Notes 6, 8, 9 | -1,395 | -1,208 |
| **OPERATING PROFIT** | **15,298** | **13,173** |
| Interest income | 515 | 384 |
| Interest expense | -5 | -4 |
| **PROFIT AFTER FINANCIAL ITEMS** | **15,808** | **13,553** |
| Tax, Note 10 | -5,011 | -4,306 |
| **PROFIT FOR THE YEAR** | **10,797** | **9,247** |

All profit is attributable to the parent company's shareholders.

| | | |
|---|---|---|
| Earnings per share, SEK (before and after dilution) | 13.05 | 11.17 |
| Number of shares (before and after dilution) | 827,536,000 | 827,536,000 |

# GROUP

SEK m

## BALANCE SHEET

30 November

| ASSETS | 2006 | 2005 |
|---|---|---|
| **FIXED ASSETS** | | |
| **Intangible fixed assets** | | |
| Leasehold rights, Note 11 | 222 | 250 |
| | **222** | **250** |
| **Tangible fixed assets** | | |
| Buildings and land, Note 11 | 420 | 467 |
| Equipment, tools, fixtures and fittings, Note 11 | 7,134 | 7,152 |
| | **7,554** | **7,619** |
| **Long-term receivables** | **155** | **149** |
| **Deferred tax receivables, Note 10** | **102** | **59** |
| **TOTAL FIXED ASSETS** | **8,033** | **8,077** |
| **CURRENT ASSETS** | | |
| **Stock-in-trade** | **7,220** | **6,841** |
| **Current receivables** | | |
| Accounts receivable | 865 | 763 |
| Other receivables | 249 | 148 |
| Prepaid expenses, Note 12 | 563 | 508 |
| | **1,677** | **1,419** |
| **Short-term investments, Note 13** | **8,748** | **6,350** |
| **Liquid funds, Note 14** | **9,877** | **10,496** |
| **TOTAL CURRENT ASSETS** | **27,522** | **25,106** |
| **TOTAL ASSETS** | **35,555** | **33,183** |

| EQUITY AND LIABILITIES | 2006 | 2005 |
|---|---|---|
| **EQUITY** | | |
| Share capital, Note 16 | 207 | 207 |
| Reserves | 22 | 1,103 |
| Retained earnings | 16,753 | 15,367 |
| Profit for the year | 10,797 | 9,247 |
| **TOTAL EQUITY** | **27,779** | **25,924** |
| **Long-term liabilities*** | | |
| Provisions for pensions, Note 18 | 130 | 78 |
| Deferred tax liabilities, Note 10 | 650 | 697 |
| | **780** | **775** |
| **Current liabilities*** | | |
| Accounts payable | 1,942 | 1,308 |
| Tax liabilities | 1,224 | 1,720 |
| Other liabilities | 1,560 | 1,285 |
| Accrued expenses, Note 19 | 2,270 | 2,171 |
| | **6,996** | **6,484** |
| **TOTAL LIABILITIES** | **7,776** | **7,259** |
| **TOTAL EQUITY AND LIABILITIES** | **35,555** | **33,183** |

* Only provisions for pensions are interest-bearing.

# GROUP

SEK m

## CHANGE IN EQUITY

All shareholders' equity is attributable to the parent company's shareholders since there are no minority interests.

| | Share capital | Reserves, translation effects | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2004* | 207 | – | 21,986 | 22,193 |
| Translation effects for the year | – | 1,103 | – | 1,103 |
| Income and expenses posted directly to equity | – | 1,103 | – | 1,103 |
| Profit for the year | – | – | 9,247 | 9,247 |
| Total income and expenses | – | 1,103 | 9,247 | 10,350 |
| Dividend | – | – | -6,619 | -6,619 |
| **Shareholders' equity, 30 November 2005** | **207** | **1,103** | **24,614** | **25,924** |

| | Share capital | Reserves, translation effects | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2005 | 207 | 1,103 | 24,614 | 25,924 |
| Translation effects for the year | – | -1,081 | – | -1,081 |
| Income and expenses posted directly to equity | – | -1,081 | – | -1,081 |
| Profit for the year | – | – | 10,797 | 10,797 |
| Total income and expenses | – | -1,081 | 10,797 | 9,716 |
| Dividend | – | – | -7,861 | -7,861 |
| **Shareholders' equity, 30 November 2006** | **207** | **22** | **27,550** | **27,779** |

* The opening balance of translation effects as at 1 December 2004 has been set at zero in accordance with the rules on first-time adoption of IFRS.

# GROUP

SEK m

## CASH FLOW ANALYSIS

| 1 December–30 November | 2006 | 2005 |
|---|---|---|
| Profit after financial items* | 15,808 | 13,553 |
| Provisions for pensions | 52 | 18 |
| Depreciation | 1,624 | 1,452 |
| Tax paid | -5,565 | -3,796 |
| **Cash flow from current operations before changes in working capital** | **11,919** | **11,227** |
| **Cash flow from changes in working capital** | | |
| Current receivables | -317 | -117 |
| Stock-in-trade | -748 | -1,365 |
| Current liabilities | 1,201 | 390 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **12,055** | **10,135** |
| **Investment activities** | | |
| Investments in leasehold rights | -30 | -177 |
| Sales of/investments in buildings and land | 6 | -22 |
| Investments in fixed assets | -1,958 | -2,254 |
| Change in financial investments, 3–12 months | -2,398 | -3,100 |
| Other investments | -15 | 6 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **-4,395** | **-5,547** |
| **Financing activities** | | |
| Dividend | -7,861 | -6,619 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **-7,861** | **-6,619** |
| **CASH FLOW FOR THE YEAR** | **-201** | **-2,031** |
| **Liquid funds at beginning of year** | **10,496** | **11,801** |
| Cash flow for the year | -201 | -2,031 |
| Exchange rate effect | -418 | 726 |
| **Liquid funds at end of year** | **9,877** | **10,496** |

* Interest paid amounts for the Group to SEK 5 m (5).
Received interest amounts for the Group to SEK 487 m (388).

# PARENT COMPANY

SEK m

## INCOME STATEMENT

| 1 December–30 November | 2006 | 2005 |
|---|---|---|
| Sales including VAT | 7,727 | 7,033 |
| Sales excluding VAT, Note 5 | 6,221 | 5,654 |
| Cost of goods sold, Notes 6, 8 | -1,432 | -1,334 |
| **GROSS PROFIT** | **4,789** | **4,320** |
| Selling expenses, Notes 6, 8 | -2,356 | -2,281 |
| Administrative expenses, Notes 6, 8, 9 | -663 | -590 |
| **OPERATING PROFIT** | **1,770** | **1,449** |
| **Income from financial investments** | | |
| Dividends from subsidiaries | 7,219 | 7,034 |
| Interest income | 247 | 250 |
| Interest expense | 0 | 0 |
| **PROFIT AFTER FINANCIAL ITEMS** | **9,236** | **8,733** |
| Year-end appropriations, Note 21 | 3 | 1,078 |
| Tax, Note 10 | -572 | -776 |
| **PROFIT FOR THE YEAR** | **8,667** | **9,035** |

# PARENT COMPANY

SEK m

## BALANCE SHEET

30 November

| ASSETS | 2006 | 2005 |
|---|---|---|
| **FIXED ASSETS** | | |
| **Tangible fixed assets** | | |
| Buildings and land, Note 11 | 61 | 65 |
| Equipment, tools, fixtures and fittings, Note 11 | 458 | 457 |
| | **519** | **522** |
| **Financial assets** | | |
| Shares and participation rights, Note 22 | 11 | 11 |
| Receivables from subsidiaries | 24 | 24 |
| Long-term receivables | 13 | 12 |
| Deferred tax receivables, Note 10 | 25 | 20 |
| | **73** | **67** |
| **TOTAL FIXED ASSETS** | **592** | **589** |
| **CURRENT ASSETS** | | |
| **Stock-in-trade** | **759** | **705** |
| **Current receivables** | | |
| Accounts receivable | 492 | 465 |
| Receivables from subsidiaries | 4,991 | 2,080 |
| Other receivables | 11 | 20 |
| Prepaid expenses and accrued income, Note 12 | 51 | 130 |
| | **5,545** | **2,695** |
| **Short-term investments, Note 13** | **5,000** | **6,350** |
| **Liquid funds, Note 14** | **2,154** | **2,685** |
| **TOTAL CURRENT ASSETS** | **13,458** | **12,435** |
| **TOTAL ASSETS** | **14,050** | **13,024** |

| EQUITY AND LIABILITIES | 2006 | 2005 |
|---|---|---|
| **EQUITY** | | |
| **Restricted equity** | | |
| Share capital, Note 16 | 207 | 207 |
| Restricted reserves | 88 | 88 |
| | **295** | **295** |
| **Non-restricted equity** | | |
| Retained earnings, Note 17 | 2,898 | 1,724 |
| Profit for the year | 8,667 | 9,035 |
| | **11,565** | **10,759** |
| **TOTAL EQUITY** | **11,860** | **11,054** |
| **Untaxed reserves, Note 23** | **249** | **252** |
| **Long-term liabilities*** | | |
| Provisions for pensions | 99 | 71 |
| | **99** | **71** |
| **Current liabilities*** | | |
| Accounts payable | 1,078 | 612 |
| Accounts payable, subsidiaries | 23 | 5 |
| Tax liabilities, Note 10 | 171 | 534 |
| Other liabilities | 115 | 102 |
| Accrued expenses and deferred income, Note 19 | 455 | 394 |
| | **1,842** | **1,647** |
| **TOTAL LIABILITIES** | **2,190** | **1,970** |
| **TOTAL EQUITY AND LIABILITIES** | **14,050** | **13,024** |
| Pledged assets | – | – |
| Contingent liabilities, Note 24 | 10,966 | 11,423 |

* Only provisions for pensions are interest-bearing.

# PARENT COMPANY

SEK m

## CHANGE IN EQUITY

| | Share capital | Restricted reserves | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2004 | 207 | 88 | 8,363 | 8,658 |
| Effect of change in accounting principle* | – | – | -20 | -20 |
| Opening shareholders' equity adjusted for new principle | 207 | 88 | 8,343 | 8,638 |
| Dividend | – | – | -6,619 | -6,619 |
| Profit for the year | – | – | 9,035 | 9,035 |
| **Shareholders' equity, 30 November 2005** | **207** | **88** | **10,759** | **11,054** |

* A one-off effect of the introduction of the new accounting recommendation RR29, Employee Benefits. This caused a non-recurring cost of SEK 20 m after tax recorded in opening shareholders' equity for 2004/2005 (but has not had any effect on profits and cash flow).

| | Share capital | Restricted reserves | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2005 | 207 | 88 | 10,759 | 11,054 |
| Dividend | – | – | -7,861 | -7,861 |
| Profit for the year | – | – | 8,667 | 8,667 |
| **Shareholders' equity, 30 November 2006** | **207** | **88** | **11,565** | **11,860** |

# PARENT COMPANY

SEK m

## CASH FLOW ANALYSIS

| 1 December–30 November | 2006 | 2005 |
|---|---|---|
| Profit after financial items* | 9,236 | 8,733 |
| Provisions for pensions | 28 | 21 |
| Depreciation | 120 | 111 |
| Tax paid | -940 | -345 |
| **Cash flow from current operations before changes in working capital** | **8,444** | **8,521** |
| **Cash flow from changes in working capital** | | |
| Current receivables | -2,850 | 1,165 |
| Stock-in-trade | -54 | -101 |
| Current liabilities | 558 | 215 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **6,098** | **9,800** |
| **Investment activities** | | |
| Investments in fixed assets | -117 | -115 |
| Change in financial investments, 3–12 months | 1,350 | -3,100 |
| Other investments | -1 | -2 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **1,232** | **-3,217** |
| **Financing activities** | | |
| Dividend | -7,861 | -6,619 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **-7,861** | **-6,619** |
| **CASH FLOW FOR THE YEAR** | **-531** | **-37** |
| **Liquid funds at beginning of year** | **2,685** | **2,722** |
| Cash flow for the year | -531 | -37 |
| **Liquid funds at end of year** | **2,154** | **2,685** |

* Interest paid amounts for the parent company to SEK - m (0.5).
Received interest amounts for the parent company to SEK 252 m (250).

# NOTES TO THE FINANCIAL STATEMENTS

## CORPORATE INFORMATION

The parent company H & M Hennes & Mauritz AB (publ) is a limited company domiciled in Stockholm, Sweden. The parent company's corporate identity number is 556042-7220. The Group's business consists mainly of the sale of clothing and cosmetics to consumers. The company's financial year is 1 December–30 November. The annual report was approved for publication by the Board of Directors on 24 January 2007 and will be submitted to the Annual General Meeting for adoption on 3 May 2007.

## 1 ACCOUNTING PRINCIPLES

### BASIS FOR PREPARATION OF THE ACCOUNTS

The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and the interpretations provided by the International Financial Reporting Interpretations Committee (IFRIC). Since the parent company is a company within the EU, only IFRS approved by the EU are applied. Those parts of IFRS that have not been adopted by the EU have no material effect on this report. The consolidated accounts also contain disclosures as set out in Recommendation RR 30:05 of the Swedish Financial Accounting Standards Council on Supplementary Accounting Rules for Groups.

The parent company applies Recommendation RR 32:05 from the Swedish Financial Accounting Standards Council, entitled Accounting for Legal Entities, and the Swedish Annual Accounts Act in the preparation of its financial statements. RR 32:06 has been applied early as regards section 71 concerning accounting in accordance with IAS 39. This means that IAS 39 has not been applied to the parent company. The main difference is that hedge accounting is not applied in accordance with IAS 39 in the parent company. Instead, the previous principles of deferred hedge accounting are applied, which means that the derivatives are not recognised until the hedged transaction takes place. The functional currency for the parent company is Swedish kronor, which is also the reporting currency for the parent company and for the Group. Unless otherwise indicated, all amounts are reported in millions of Swedish kronor (SEK m).

### CHANGES IN ACCOUNTING PRINCIPLES

Previously, H&M's consolidated accounts were prepared in accordance with the Swedish Annual Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council. IFRS has been applied to the Group since 1 December 2005, which means that this annual report is H&M's first full report prepared in accordance with IFRS. The Swedish Financial Accounting Standards Council's recommendations were largely based on IFRS, and consequently the consolidated accounts are already largely adapted to the new rules. IFRS 1, which is the standard describing how the first-time adoption of IFRS is to be reported, was applied in the Group in connection with the transition from the previous accounting principles to IFRS. IFRS 1 states that, in principle, all the standards are to be applied retrospectively, but it also contains certain exemptions from this rule. On the basis of IFRS 1, H&M has chosen to make the following exemptions:
- The figures for the comparison year have not been adjusted in respect of IAS 39, Financial Instruments: Recognition and Measurement. IAS 39 is applied from and including 1 December 2005.
- Figures have not been restated in accordance with IFRS 3, Business Combinations, in respect of the acquisition of subsidiaries which took place prior to 1 December 2004.
- Accumulated translation differences were reset at zero as of 1 December 2004.

The effect of the transition to IFRS on H&M's accounts is limited to IAS 32, Financial Instruments: Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. H&M uses derivatives in the form of forward currency contracts to cover the risk of exchange rate changes in the Group's binding purchase commitments. Previously the Group applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place. With effect from 1 December 2005, H&M is applying hedge accounting in accordance with IAS 39 to the extent that the derivatives qualify for hedge accounting under the requirements in the standard. In accordance with the exemption rule in IFRS 1, the comparison year data has not been restated in accordance with IAS 39. H&M recognises hedging of currency risk associated with binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged item.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 is affected by the adoption of IFRS. The form of presentation of the consolidated income statement and consolidated balance sheet have changed, however; among other things, certain items have been reclassified. In addition, the information in the notes has been expanded.

### ESTIMATES AND ASSESSMENTS

The preparation of the annual report and consolidated accounts requires estimates and assumptions to be made, and judgements must be made in the application of the accounting principles. These affect recorded amounts for assets, liabilities, income, expenses and supplementary information. The estimates and assumptions are reviewed regularly and are based on historical experience, other relevant factors and expectations of the future. The actual outcome may therefore deviate from the estimates and assumptions made.

### ACCOUNTING PRINCIPLES WITH EFFECT FROM 2006/07

A number of new standards, amendments and interpretations of existing standards have been published but have not yet entered into force. The standards, amendments and interpretations below, which it is judged may be applicable to the Group, are not expected to have any effect on the consolidated accounts on their introduction beyond the provision of supplementary information in certain cases:
- Amendments to IAS 19, Employee Benefits (from and including the 2006/07) will result in an expansion of information requirements
- Amendments to IAS 39, Financial Instruments: Recognition

and Measurement (from and including 2006/07) require financial guarantees initially to be recognised at fair value which is distributed over the term and provide opportunity to apply hedge accounting to forecast intra-group flows in certain circumstances

– IFRIC 4, Determining whether an Arrangement contains a Lease (from and including 2006/07) provides guidance for judging whether an agreement contains or is a leasing agreement

– IFRS 7 Financial Instruments: Disclosures (from and including 2007/08) will result in an expansion of information requirements.

## CONSOLIDATED ACCOUNTS

The consolidated accounts encompass the parent company and its subsidiaries. Subsidiaries are included in the consolidated accounts from the date of acquisition, which is the date on which the parent company gains a determining influence, and are included in the consolidated accounts until such date as the determining influence ends. Currently all subsidiaries are 100 per cent owned. The acquisition method is used in the preparation of the consolidated accounts. The equity in the acquired subsidiary is determined based on a market valuation of the assets, liabilities and contingent liabilities at the time of acquisition. If the acquisition cost of the subsidiary's shares exceeds the calculated value at the time of acquisition of the Group's share of the net assets of the acquired company, the difference is reported as goodwill upon consolidation. If the acquisition cost is less than the finally established value of the net assets, the difference is reported directly in the income statement.

The financial reports for the parent company and the subsidiaries included in the consolidated accounts cover the same period and have been prepared in accordance with the accounting principles that apply to the Group. Intra-group transactions such as income, expenses, receivables and liabilities as well as unrealised gains and losses are eliminated entirely in the preparation of the consolidated accounts.

## FOREIGN CURRENCY

### Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies are converted at the exchange rate on the closing date. Exchange rate differences arising on translation are reported in the income statement with the exception of exchange rate differences in respect of loans, which are to be regarded as net investment in a foreign business. Such exchange rate differences are posted directly to equity.

### Translation of foreign subsidiaries

Assets and liabilities in foreign subsidiaries are translated at the exchange rate on the closing date, while the income statement is translated at the average exchange rate for the year. The translation difference arising from this, and also as a result of the fact that net investment is translated at a different exchange rate at the end of the year than at the beginning of the year, is posted directly to equity as a translation reserve. On disposal of a foreign independent business the accumulated exchange rate differences in the income statement are posted together with the profit or loss on disposal. Where foreign businesses are concerned, the accumulated translation differences attributable to the period before 1 December 2004 – the date of adoption of IFRS – have been set at zero in accordance with the transitional rules in IFRS 1.

## INCOME

The Group's income is generated mainly by the sale of clothing and cosmetics to consumers. Sales revenue is reported less value-added tax, returns and discounts as sales excluding VAT in the income statement. Income is reported in conjunction with sale/delivery to the customer. The Group's income exhibits seasonal variations. The first quarter of the financial year is normally H&M's weakest and the last quarter its strongest. Interest income is reported as it is earned. Franchise sales comprise two components: sales of goods to franchisees, which are reported on delivery of the goods, and franchise fees, which are reported when the franchisee sells goods to the consumer.

## MARKETING

Advertising costs and other marketing activities are expensed on a continuous basis.

## INTANGIBLE AND TANGIBLE FIXED ASSETS

Intangible and tangible fixed assets are reported at acquisition cost less accumulated depreciation and any accumulated write-downs. Depreciation is distributed linearly over the assets' expected period of use. No depreciation is applied to land. See also Note 8 and Note 11.

Costs relating to intangible and tangible fixed assets are reported in the balance sheet if it is likely that the company will gain from the future financial benefits associated with the asset and if the asset's acquisition cost can be reliably calculated. Costs relating to ongoing maintenance and repair are reported as an expense in the period in which they arise.

The recorded value of intangible and tangible fixed assets is tested to see if impairment is indicated. If the asset's recorded value exceeds its recovery value (the net sales value or the value in use, whichever is the higher), a write-down of the required amount takes place. Any write-down is recorded in the income statement.

## LEASING

Leasing agreements in which a substantial part of the risks and benefits of ownership are retained by the lessor are classified as operational leasing agreements. Minimal leasing agreements relating to operational leasing are recorded in the income statement as an expense and distributed linearly over the term of the agreement. The Group's main leasing agreements are leases for premises concluded on normal market terms. Variable (sales-dependent) rent supplements are recorded in the same period as the corresponding sales.

## FINANCIAL INSTRUMENTS

Financial instruments are assessed and recognised in accordance with the rules of IAS 39. Financial instruments recognised in the balance sheet include on the assets side liquid funds, accounts receivable, short-term investments and derivatives. On the liabilities and shareholders' equity side are accounts payable and derivatives.

Financial instruments are reported in the balance sheet when the Group becomes a party to the contractual terms of the instrument. Financial assets are removed from the balance sheet when the contractual rights to the cash flows from the asset cease. Financial liabilities are removed from the balance sheet when the obligation is met, cancelled or ends.

The Group classifies its financial instruments in the following categories:

*Financial assets at fair value through profit or loss*
This category consists of two sub-groups: financial assets and liabilities held for trading, and other financial assets and liabilities that the company initially chose to place in this category. Assets and liabilities in this category are assessed continually at fair value, with changes in value recognised in the income statement. Derivatives are recorded in this category – see 'Derivatives and hedge accounting' below.

*Accounts receivable*
Accounts receivable are reported at the original invoiced amount with deductions for doubtful receivables.

*Financial assets held to maturity*
Financial assets held to maturity refers to assets with payment flows that are fixed or that can be established in advance, and with a fixed term, which the Group has the express intention and capacity to hold until maturity. Assets in this category are valued at accrued acquisition cost, with the effective interest rate being used to calculate the value. At the closing date, all the Group's short-term investments fall into this category.

*Financial assets that may be sold*
This category contains financial assets that are not classified in any other category. These are valued continually at fair value, with changes in value recognised in equity. At the closing date, no financial assets had been classified in this category.

*Other financial liabilities*
Financial liabilities that are not held for trading are assessed at accrued acquisition value. Accounts payable fall into this category. These have a short expected term and are recognised at the nominal amount with no discounting.

## LIQUID FUNDS

Liquid funds covers cash and bank balances as well as short-term investments with a term of maximum three months from the date of acquisition. The investments carry no significant risk of value fluctuation.

## FINANCIAL INVESTMENTS

Financial investments comprise either financial fixed assets or short-term investments, depending on whether their term is longer or shorter than one year. If the term is longer than one year, they are classed as financial fixed assets; if shorter than one year, they are classed as short-term investments. All investments are reported at the acquisition cost on acquisition. The investments held fall within the category 'Financial assets held to maturity'. These are recognised at accrued acquisition cost, with the effective interest rate being used to calculate the value. See also Note 13.

## DERIVATIVES AND HEDGE ACCOUNTING

The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39. To meet the requirements of hedge accounting there must be a clear link to the hedged item. In addition, the hedging must effectively protect the hedged item, hedge documentation must have been prepared and the effectiveness must be measurable. In accordance with the exemption rule in IFRS 1, the data for the comparison year has not been restated in accordance with IAS 39.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the change in the value of the binding purchase commitment. For further information see Note 15.

## STOCK-IN-TRADE

Stock-in-trade is valued at the lower of the acquisition cost (average purchase price plus delivery costs) and the net realisable value. The acquisition cost is determined by reducing the selling price by the calculated gross margin on the item (retail method). The net realisable value is the assessed market value less the projected selling expenses.

## PROVISIONS

Provisions are reported in the balance sheet where there is a commitment as a result of an event that has occurred and it is likely that an outflow of resources will be required in order to settle the commitment and the amount can be reliably estimated.

## PENSIONS

H&M has several different plans for benefits after employment has ended. The plans are either defined benefit or defined contribution plans. Defined contribution plans are reported as an expense in the period when the employee performs the service to which the benefit relates. Defined benefit plans are assessed separately for the respective plan, based on the benefits earned during previous and current periods. The defined benefit obligations less the actual value of managed assets are reported under the heading 'Provision for pensions'. Defined benefit plans are primarily found in Sweden.

Pension obligations are assessed annually with the help of independent actuaries according to the so-called Projected Unit Credit Method. The assessment is made using actuarial assumptions. These assumptions include such things as the discount rate, anticipated salary and pension increases and the expected return on managed assets. Changes in the actuarial assumptions and outcomes that deviate from the assumptions give rise to actuarial gains or losses. Such gains or losses are recognised in profits the year when they arise.

For employees in Sweden, H&M applies the ITP plan through insurance with Alecta. According to a statement by the Swedish Financial Accounting Standards Council's Emerging Issues Task Force (URA 42), this is a defined benefit plan that covers a number of employers. The plan will be reported as a defined contribution plan until the company gains access to information allowing this plan to be reported as a defined benefit plan. Alecta's surplus may be allocated to the insured employees and/or the employer taking out the insurance. As of 30 September 2006, Alecta's consolidation ratio was 141.4 per cent (128.5). The consolidation ratio is calculated as the fair value of managed assets as a percentage of the obligations, calculated in accordance with Alecta's actuarial assumptions. This calculation is not in line with IAS 19.

For further information see Note 18.

## INCOME TAX

Income taxes in the income statement represent current and deferred corporation tax payable by Swedish and foreign subsidiaries. Current tax is tax that will be paid or received in respect of the current year as well as adjustments to current tax attributable to previous periods. The corporation income tax rate in force in each country is applied. The statutory corporate income tax rate in Sweden is 28 per cent. Deferred tax is calculated according to the balance sheet method based on temporary differences arising between reported and fiscal values of assets and liabilities. Deferred tax is calculated using the tax rates that are expected to apply in the period when the receivables are invoiced or the liabilities are settled, based on the tax rates (and the tax legislation) in force on the closing date. Deferred tax receivables for temporary differences and loss carry-forward are recognised only to the extent that it is likely that these will be able to be utilised. As of the closing date, the Group has no loss carry-forward other than the reported deferred taxes receivable.

The recorded values of deferred tax receivables are tested as of each closing date and reduced where it is no longer deemed likely that they will be able to be utilised.

### CASH FLOW ANALYSIS

The cash flow analysis is prepared according to the indirect method. The reported cash flow covers only transactions involving payments in or out.

### SEGMENT REPORTING

The Group's business consists mainly of the sale of clothes and cosmetics to consumers. Internal follow-up is carried out by country. In segment reporting the operations are divided into three geographical regions: the Nordic region, euro zone countries excluding Finland, and the rest of the world. There is no internal division into different business segments and hence reporting in secondary segments is not relevant.

## 2 FINANCIAL RISKS

In the course of conducting business the Group is exposed to risk associated with financial instruments, such as liquid funds, short-term investments, accounts receivable and accounts payable. The Group also conducts transactions involving currency derivatives with a view to managing currency risks that arise in the course of its business.

The risks related to these instruments are primarily the following:

- interest risk associated with liquid funds and short-term investments
- currency risk associated with foreign currency flows
- credit risk associated with financial activities

How these risks are handled and controlled is regulated in the financial policy adopted by the company's Board of Directors. The financial policy is the most important financial control tool for the company's financial activities and establishes the framework within which the company works.

The Group's accounting principles for derivatives are described in Note 1.

### INTEREST RISK

Interest risk is the risk that the value of a financial instrument will vary due to changes in market interest rates. Interest risk relates to the risk that the Group's exposure to changes in market interest rates may affect net profit.

The Group's exposure to risk from changes in interest rates relates to liquid funds as well as short-term investments. In accordance with the financial policy, the Group's surplus liquidity is invested in current bank accounts or in interest-bearing instruments with high liquidity (investments in banks). The original term of the investments as of the closing date is up to nine months. The financial policy allows investments for up to two years.

### CURRENCY RISK

Currency risk is the risk that the value of a financial instrument will vary due to changes in exchange rates. The currency used for H&M's accounts is Swedish kronor, but the Group conducts business in countries all around the world. This means that the Group is exposed to currency risk due to the fact that changes in exchange rates may affect profit and capital.

**Transaction exposure associated with commercial flows**

The payment flows in the form of payments in foreign currencies for accounts receivable and payable expose the Group to currency risk. With a view to dealing with the currency risk relating to changes in exchange rates, the Group hedges its currency risk within the framework of the financial policy. The currency risk exposure is dealt with at central level.

The bulk of the Group's sales are made in euro and the Group's most significant purchase currencies are the US dollar and the euro. Fluctuation in the dollar/euro exchange rate forms the single largest transaction exposure faced by the Group.

To hedge purchases in foreign currencies and thus reduce the effects of future exchange rate fluctuation, the majority of the Group's contracted purchases of goods are secured under forward contracts on an ongoing basis throughout the year. Since the sole purpose of this currency management is to reduce the risks, only actual exposure is hedged. The Group's policy is that the terms of hedge derivatives must be adapted to the terms of the transaction hedged, such that the hedging is as effective as possible.

The Group's exposure to outstanding derivatives is reported in Note 15.

The Group's operating result for the year has been affected by SEK 146 m (-3) as a result of exchange rate differences relating to goods flows.

**Translation exposure on consolidation of units outside Sweden**

In addition to the effects of transaction exposure, the profits are also affected by translation effects as a result of changes in exchange rates for the local currencies of the various foreign subsidiaries vis-à-vis Swedish kronor compared with the same period in the previous year. The underlying profit/loss in a market may be unchanged in the local currency, but when converted into SEK may increase in kronor if the Swedish krona has weakened or decrease if the Swedish krona has strengthened. These translation effects have had a positive effect on profit after tax for the year in the amount of SEK 127 m (168).

Translation effects affect the Group's net assets on consolidation of the foreign subsidiaries' balance sheets (translation exposure in the balance sheet). No equity hedging is carried out for this risk. The translation difference for the year, which is recognised directly in Group equity, amounts to SEK -1,081 m (1,103).

### CREDIT RISK

Credit risk is the risk that a party in a transaction involving financial instruments may not be able to fulfil its commitment and thereby cause a loss to the other party.

Credit risk exposure arises when liquid funds are invested, including short-term investments, but also in the form of a counterparty risk associated with trading in derivatives. To limit credit risk, forward contract transactions are only executed with counterparties with a good credit rating, and funds are only invested in banks and treasury bills.

The overwhelming majority of the Group's sales are made against cash payment and consequently this part of the credit risk is low.

## 3 SEGMENT REPORTING

| | 2006 | 2005 |
|---|---|---|
| **Nordic region** | | |
| Net sales | 13,499 | 12,556 |
| Operating profit | 3,655 | 3,020 |
| Operating margin in % | 27.1 | 24.1 |
| Assets | 12,065 | 13,482 |
| Liabilities | 2,470 | 1,744 |
| Investments | 209 | 229 |
| Depreciation | 219 | 204 |
| **Euro zone countries excluding Finland** | | |
| Net sales | 37,507 | 34,197 |
| Operating profit | 8,565 | 7,854 |
| Operating margin in % | 22.8 | 23.0 |
| Assets | 15,889 | 12,645 |
| Liabilities | 2,373 | 1,918 |
| Investments | 985 | 1,282 |
| Depreciation | 797 | 728 |
| **Rest of the world** | | |
| Net sales | 17,394 | 14,509 |
| Operating profit | 3,078 | 2,299 |
| Operating margin in % | 17.7 | 15.8 |
| Assets | 7,499 | 6,997 |
| Liabilities | 1,059 | 1,181 |
| Investments | 788 | 942 |
| Depreciation | 608 | 520 |
| **Total** | | |
| **Net sales** | **68,400** | **61,262** |
| **Operating profit** | **15,298** | **13,173** |
| **Operating margin in %** | **22.4** | **21.5** |
| **Assets excluding taxes recoverable** | **35,453** | **33,124** |
| **Liabilities excluding tax liabilities** | **5,902** | **4,843** |
| **Investments** | **1,982** | **2,453** |
| **Depreciation** | **1,624** | **1,452** |

## 4 NET SALES BY COUNTRY

| | 2006 | 2005 |
|---|---|---|
| Sweden | 5,359 | 4,961 |
| Norway | 3,873 | 3,717 |
| Denmark | 2,638 | 2,405 |
| UK | 5,914 | 5,365 |
| Switzerland | 3,759 | 3,599 |
| Germany | 17,408 | 16,881 |
| Netherlands | 4,193 | 3,652 |
| Belgium | 2,295 | 2,084 |
| Austria | 3,585 | 3,578 |
| Luxembourg | 280 | 270 |
| Finland | 1,629 | 1,472 |
| France | 4,969 | 4,371 |
| USA | 4,926 | 3,819 |
| Spain | 3,317 | 2,494 |
| Poland | 1,009 | 654 |
| Czech Republic | 432 | 305 |
| Portugal | 351 | 256 |
| Italy | 830 | 498 |
| Canada | 905 | 542 |
| Slovenia | 299 | 217 |
| Ireland | 279 | 114 |
| Hungary | 78 | 8 |
| Franchise | 72 | - |
| **Total** | **68,400** | **61,262** |

## 5 SALES TO GROUP COMPANIES

Parent company net sales includes SEK - m (5) in respect of internal sales of goods to subsidiaries.

## 6 SALARIES, OTHER REMUNERATION AND PAYROLL OVERHEADS

| 2006 | Board, MD, salary | Salary other employees | Payroll overheads total | *of which* pens. total | *of which* pens. Board+MD |
|---|---|---|---|---|---|
| Sweden, parent company | 16 | 1,216 | 538 | 101 | 26 |
| Subsidiaries | 39 | 7,626 | 1,538 | 54 | 2 |
| **Group total** | **55** | **8,842** | **2,076** | **155** | **28** |

| 2005 | Board, MD, salary | Salary other employees | Payroll overheads total | *of which* pens. total | *of which* pens. Board+MD |
|---|---|---|---|---|---|
| Sweden, parent company | 15 | 1,113 | 550 | 132 | 7 |
| Subsidiaries | 41 | 6,820 | 1,395 | 26 | 2 |
| **Group total** | **56** | **7,933** | **1,945** | **158** | **9** |

### Board fees

Board fees for the year as approved by the AGM amounted to SEK 3.9 m (3.9), of which SEK 1.7 m (2.4) was paid to the Chairman of the Board. The Board consists of eight ordinary members elected by the Annual General Meeting and one deputy member. There are also two employee representatives with two deputies. Six of the members of the Board are female and seven male; six out of thirteen are employed within the company.

### Managing Director's terms of employment

Remuneration to the Managing Director in the form of salary and benefits amounted to SEK 11.9 m, which included a bonus of SEK 1.5 m (10.7 including a bonus of 1.5). The pension expenses for the Managing Director during the year were SEK 25.9 m (6.5), of which SEK 23.9 m comprises pension commitments entered as liabilities. The total pension commitments entered as liabilities amount to SEK 57.0 m. The retirement age for the Managing Director is 65. He receives a pension of 65 per cent of regular salary for three years and thereafter a lifetime pension equivalent to 50 per cent of that salary. The Managing Director is entitled to 12 months' notice. In the event that the company cancels his employment contract, the Managing Director will receive severance pay of an extra year's salary in addition to the 12 months' notice. The Managing Director's terms of employment are determined by the Board of Directors.

### Terms of employment for other executive management team

Remuneration to other members of executive management team in the form of salary and benefits amounted to SEK 27.1 m (26.1), which included bonuses of SEK 2.5 m (2.5). Pension expenses for other members of executive management team during the year were SEK 5.7 m (9.1). Other members of the executive management team comprise eleven people, four of whom are female.

In addition to the Managing Director, the executive team includes those responsible for the following functions: Finance, Buying, Production, Expansion, IR, Accounts, Marketing, HR, Communications, Corporate Social Responsibility and Security.

There are rules in place for these senior executives in respect of supplements to retirement pension beyond the ITP plan. The retirement age varies between 60 and 62 years. The cost of this commitment is partly covered by separate insurance policies.

In addition, bonuses amounting to SEK 6.9 m (5.7) were paid out to country managers. No severance pay agreements exist within the Group other than for the Managing Director as described above.

The terms of employment for other members of the executive management team are determined by the Managing Director and the Chairman of the Board.

**Bonus system**

The Managing Director, country managers and certain senior executives are included in a bonus system. The size of the bonus per person is based on 0.133 per cent of the increase in the dividend established by the Annual General Meeting and the fulfilment of targets in their respective areas of responsibility. The maximum bonus per person and year is SEK 0.5 m. In the case of the Managing Director, the bonus is 0.4 per cent of the dividend increase with a maximum of SEK 1.5 m.

The bonus paid after tax must be invested entirely in shares in the company, which must be held for at least five years.

## 7 AVERAGE NUMBER OF EMPLOYEES

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Total | Male % | Total | Male % |
| Sweden | 4,142 | 20 | 3,872 | 19 |
| Norway | 1,481 | 7 | 1,523 | 9 |
| Denmark | 1,238 | 6 | 1,066 | 5 |
| UK | 3,617 | 23 | 3,408 | 23 |
| Switzerland | 1,412 | 11 | 1,317 | 11 |
| Germany | 9,302 | 19 | 8,778 | 19 |
| Netherlands | 2,023 | 18 | 1,840 | 18 |
| Belgium | 1,308 | 15 | 1,260 | 14 |
| Austria | 1,839 | 14 | 1,681 | 12 |
| Luxembourg | 126 | 11 | 125 | 12 |
| Finland | 731 | 12 | 657 | 11 |
| France | 2,486 | 26 | 2,467 | 27 |
| USA | 4,383 | 30 | 2,406 | 32 |
| Spain | 2,568 | 19 | 1,721 | 23 |
| Poland | 978 | 23 | 601 | 25 |
| Czech Republic | 239 | 7 | 209 | 9 |
| Portugal | 324 | 10 | 181 | 29 |
| Italy | 474 | 23 | 383 | 24 |
| Canada | 608 | 17 | 294 | 24 |
| Slovenia | 95 | 20 | 70 | 24 |
| Ireland | 170 | 20 | 77 | 18 |
| Hungary | 54 | 11 | 8 | 13 |
| Other countries | 770 | 39 | 670 | 38 |
| **Group total** | **40,368** | **20** | **34,614** | **20** |

**Sickness absence in Sweden**

| | Sickness absence as % of reg. working hours | | % of sickness absence lasting over 60 days | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Female employees | 5.5 | 6.1 | 51.2 | 55.1 |
| Male employees | 3.9 | 3.7 | 36.7 | 35.2 |
| Employees < 30 years old | 3.3 | 3.4 | 24.6 | 25.7 |
| Employees 30–49 years old | 6.0 | 6.6 | 57.0 | 60.5 |
| Employees > 50 | 8.4 | 9.3 | 59.3 | 63.3 |
| **All employees** | **5.2** | **5.7** | **49.4** | **52.9** |

## 8 DEPRECIATION

Depreciation has been calculated at 12–20 per cent of the acquisition cost of equipment and leasehold rights (intangible fixed assets), based on estimated economic life. The fact that lease rights are depreciated over a period of more than five years is due to the crucial importance of the store locations to the business. Buildings are depreciated at 3 per cent of acquisition cost.

No depreciation is applied to land values. Depreciation for the year is reported in the income statement as follows:

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Cost of goods sold | 172 | 155 | 15 | 14 |
| Selling expenses | 1,374 | 1,227 | 99 | 92 |
| Administrative expenses | 78 | 70 | 6 | 5 |
| **Total** | **1,624** | **1,452** | **120** | **111** |

## 9 AUDIT FEES

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Ernst & Young** | | | | |
| Audit assignments | 11.3 | 10.3 | 2.4 | 1.9 |
| Other assignments* | 10.8 | 5.1 | 4.8 | 0.4 |
| **Other auditors** | | | | |
| Audit assignments | 2.3 | 2.2 | – | – |
| Other assignments | 1.1 | 2.1 | – | – |
| **Total** | **25.5** | **19.7** | **7.2** | **2.3** |

* Other assignments refers to tax consulting, work on IFRS and on the Swedish Code of Corporate Governance.

## 10 TAX

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| *Tax expense (-) / tax receivable(+):* | | | | |
| Current tax | | | | |
| Tax expense for the period | -5,072 | -4,669 | -577 | -788 |
| Total | -5,072 | -4,669 | -577 | -788 |
| Deferred tax | | | | |
| Deferred tax receivable (+) / tax expense (-) in respect of temporary differences | 82 | 353 | 5 | 12 |
| Deferred tax receivable (+) / tax expense (-) in respect of loss carry-forward | -21 | 10 | – | – |
| Total | 61 | 363 | 5 | 12 |
| **Total** | **-5,011** | **-4,306** | **-572** | **-776** |

*Reconciliation between current tax rate and effective tax rate:*

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Expected tax expense according to the Swedish tax rate of 28% | -4,426 | -3,795 | -2,587 | -2,747 |
| Difference in foreign tax rates | -503 | -459 | – | - |
| Non-deductible/non-taxable | -97 | -61 | -6 | 1 |
| Other | 15 | 9 | – | – |
| Tax-free dividend, subsidiary | - | – | 2,021 | 1,970 |
| **Total** | **-5,011** | **-4,306** | **-572** | **-776** |

**Reported deferred tax receivable relates to:**

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Pensions | 25 | 20 | 25 | 20 |
| Loss carry-forward in subsidiaries | 17 | 39 | – | – |
| Other temporary differences | 60 | – | – | – |
| **Total** | **102** | **59** | **25** | **20** |

The loss carry-forward is expected to be utilised within the next few years. There is no other loss carry-forward for which deferred tax receivable is not reported.

**Reported deferred tax expense relates to:**

| | | |
|---|---|---|
| Fixed assets | 475 | 484 |
| Stock-in-trade | 175 | 213 |
| **Total** | **650** | **697** |

## 11 LEASEHOLD RIGHTS, BUILDINGS, LAND AND EQUIPMENT

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| **Leasehold rights** | 2006 | 2005 | 2006 | 2005 |
| Opening acquisition value | 383 | 197 | – | – |
| Acquisitions during the year | 30 | 177 | – | – |
| Sales/disposals | -3 | -4 | – | – |
| Translation effects | -18 | 13 | – | – |
| Closing acquisition value | 392 | 383 | – | – |
| Opening depreciation | -133 | -95 | – | – |
| Sales/disposals | 2 | 4 | – | – |
| Depreciation for the year | -45 | -34 | – | – |
| Translation effects | 6 | -8 | – | – |
| Closing accumulated depreciation | -170 | -133 | – | – |
| **Closing book value** | **222** | **250** | – | – |
| **Buildings** | | | | |
| Opening acquisition value | 536 | 490 | 107 | 107 |
| Acquisitions during the year | – | 25 | – | – |
| Sales/disposals | -6 | – | – | – |
| Translation effects | -27 | 21 | – | – |
| Closing acquisition value | 503 | 536 | 107 | 107 |
| Opening depreciation | -136 | -116 | -45 | -42 |
| Sales/disposals | 2 | – | – | – |
| Depreciation for the year | -15 | -15 | -3 | -3 |
| Translation effects | 6 | -5 | – | – |
| Closing accumulated depreciation | -143 | -136 | -48 | -45 |
| **Closing book value** | **360** | **400** | **58** | **62** |
| **Land** | | | | |
| Opening acquisition value | 67 | 64 | 3 | 3 |
| Acquisitions during the year | – | – | – | – |
| Sales/disposals | -4 | – | – | – |
| Translation effects | -3 | 3 | – | – |
| **Closing book value** | **60** | **67** | **3** | **3** |

The tax assessment values of the Swedish properties amount to SEK 57 m (57). The book value of these amounts to SEK 61 m.

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| **Equipment** | 2006 | 2005 | 2006 | 2005 |
| Opening acquisition value | 12,971 | 10,717 | 957 | 908 |
| Acquisitions during the year | 2,000 | 2,132 | 117 | 115 |
| Sales/disposals | -580 | -777 | -73 | -66 |
| Translation effects | -786 | 899 | – | – |
| Closing acquisition value | 13,605 | 12,971 | 1,001 | 957 |
| Opening depreciation | -5,819 | -4,725 | -500 | -458 |
| Sales/disposals | 525 | 740 | 74 | 66 |
| Depreciation for the year | -1,564 | -1,403 | -117 | -108 |
| Translation effects | 387 | -431 | – | – |
| Closing accumulated depreciation | -6,471 | -5,819 | -543 | -500 |
| **Closing book value** | **7,134** | **7,152** | **458** | **457** |

The Group has no significant leasing agreements other than the leasing agreements for rented premises that were signed on normal market terms. Rental charges for the 2006 financial year amount to SEK 7,549 m (6,722), of which sales-dependent supplements amount to SEK 519 m (517).

**Rentals according to the Group's leasing agreements** (basic rent excluding any sales-dependent supplements) amount to SEK m:

| | |
|---|---|
| Due 2007 | 6,169 |
| Due 2008–2011 | 17,689 |
| Due 2012 and thereafter | 11,593 |

## 12 PREPAID EXPENSES

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Prepaid rent | 455 | 363 | 37 | 38 |
| Other items | 108 | 145 | 14 | 92 |
| **Total** | **563** | **508** | **51** | **130** |

## 13 SHORT-TERM INVESTMENTS

This balance sheet item includes interest-bearing investments, i.e. investments in securities issued by banks or in short-term bank deposits. As of 30 November 2006 there were no investments with terms longer than nine months. The book value of short-term investments plus accrued interest equals the actual value. Investments are made on market terms and the interest rates are in the range 1.65–5.26 per cent. The difference in interest rate depends on the currency in which the amount is invested. Short-term investments with a term of 0–3 months are reported as liquid assets, refer to note 14.

## 14 LIQUID ASSETS

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Cash and bank balances | 1,336 | 2,590 | 106 | 545 |
| Short-term investments, 0–3 months | 8,541 | 7,906 | 2,048 | 2,150 |
| **Total** | **9,877** | **10,496** | **2,154** | **2,695** |

## 15 FORWARD CONTRACTS

The table below shows the outstanding forward contracts as of the closing date:

| Currency pair | Book value | | Fair value | | Nominal amount | | Average remaining term in months | |
|---|---|---|---|---|---|---|---|---|
| Sell/buy | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| NOK/SEK | – | – | – | – | – | 2 | – | 1.5 |
| GBP/SEK | – | – | – | – | – | 1 | – | 1.5 |
| NOK/USD | -7 | – | -7 | 11 | 214 | 276 | 3.0 | 2.5 |
| DKK/USD | -5 | – | -5 | 5 | 161 | 191 | 3.0 | 2.5 |
| GBP/USD | -13 | – | -13 | 12 | 381 | 464 | 3.0 | 3.0 |
| CHF/USD | -5 | – | -5 | 10 | 245 | 307 | 3.0 | 3.0 |
| EUR/USD | -66 | – | -66 | 67 | 2,192 | 2,309 | 3.0 | 3.0 |
| PLN/USD | -5 | – | -5 | 2 | 106 | 113 | 3.0 | 1.5 |
| CZK/USD | – | – | – | – | – | 2 | – | 1.5 |
| CAD/USD | 1 | – | 1 | -1 | 67 | 50 | 2.5 | 2.5 |
| SEK/USD | -11 | – | -11 | 14 | 224 | 356 | 2.0 | 2.5 |
| **Total** | **-111** | **–** | **-111** | **120** | **3,590** | **4,071** | | |

Forward contracts with a positive market value amount to SEK 1 m, which is reported under Other current receivables. Forward contracts with a negative market value amount to SEK 112 m, which is reported under Other current liabilities.

In accordance with H&M's principles for hedge accounting (refer to note 1 Accounting principles), the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. These amounts are included in Other current receivables at SEK 112 m and in Other current liabilities at SEK 1 m.

As of 30 November 2006 SEK 113 m is thus included in current receivables and current liabilities in respect of hedge accounting.

As of 30 November 2005 unrealised forward gains/losses are reported outside the balance sheet (deferred hedge accounting). This then amounted to a total of SEK 120 m net.

The market valuation was performed using data provided by the banks.

## 16 SHARE CAPITAL

The share capital consists of 97,200,000 class 'A' shares (10 votes per share) and 730,336,000 class 'B' shares (1 vote per share). The total number of shares is 827,536,000.

## 17 APPROPRIATION OF PROFITS IN ACCORDANCE WITH THE 2006 ANNUAL GENERAL MEETING RESOLUTION

| | |
|---|---|
| Unappropriated earnings as per balance sheet on 30 November 2005 | 10,759 |
| Dividend, SEK 9.50 per share | -7,862 |
| Refunded dividend | 1 |
| **Retained earnings** | **2,898** |

## 18 PROVISIONS FOR PENSIONS

| | GROUP | |
|---|---|---|
| | 2006 | 2005 |
| Capitalised value of defined benefit obligations (DBO) | 265 | 230 |
| Fair value (MV) of managed assets | -135 | -152 |
| Provisions recorded in the balance sheet for pension obligations | 130 | 78 |
| Forwarded balance, 1 December | 78 | 41 |
| Effect of changed accounting principles | – | 22 |
| Corrected forwarded balance, 1 December | 78 | 63 |
| Reported pension expenses, net | 76 | 38 |
| Premiums paid | -19 | -19 |
| Pensions paid out | -5 | -4 |
| Recorded amount of defined benefit obligations 30 November | 130 | 78 |

The amounts recorded as pension expenses include the following items:

| | |
|---|---|
| Expenses for service during the current year | 25 |
| Interest expense | 9 |
| Expected return on managed assets | -6 |
| Actuarial gains and losses | 48 |
| Changes in foreign exchange rates for plans valued in a currency other than the reporting currency | – |
| Expenses for service in previous years (Reductions and adjustments if applicable) | – |
| **Reported pension expenses, net** | **76** |

The cost of defined contribution pensions amounts to SEK 79 m (112).

| | | |
|---|---|---|
| Significant actuarial assumptions on the balance sheet date (weighted average amounts) | | |
| Discount rate | 4.12% | 3.50% |
| Expected return on managed assets | 4.50% | 5.10% |
| Future salary increases | 4.00% | 4.00% |
| Future pension increases (inflation) | 3.00% | 2.00% |

## 19 ACCRUED EXPENSES

| | GROUP | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Holiday pay liability | 449 | 438 | 144 | 130 |
| Payroll overheads | 190 | 204 | 102 | 101 |
| Accrued interest | – | – | – | – |
| Payroll liability | 312 | 361 | 65 | 89 |
| Costs relating to premises | 607 | 742 | – | 2 |
| Other accrued overheads | 712 | 426 | 144 | 72 |
| **Total** | **2,270** | **2,171** | **455** | **394** |

## 20 RELATED PARTY DISCLOSURES

Stefan Persson Placering AB is the parent company of H & M Hennes & Mauritz AB. The H&M Group leases the following store premises in properties directly or indirectly owned by Stefan Persson and family: Drottninggatan 50–52 in Stockholm, Drottninggatan 56 in Stockholm, Sergelgatan 11 in Stockholm, Kungsgatan 55 in Gothenburg, Stadt Hamburgsgatan 9 in Malmö and Amagertorv 23 in Copenhagen, Denmark.

Rent is paid at market rates and amounted to a total of SEK 39 m (44) for the financial year.

In 2005 an agreement was entered into with Chairman Stefan Persson's company Ramsbury AB regarding future leasing of premises at Beridarebanan 13, Stockholm, for occupancy at the end of 2007/beginning of 2008. The rent has been reviewed by two independent evaluators and is at the market rate.

In addition to his Board fees, Board member Karl-Johan Persson received salary amounting to SEK 0.8 m for work carried out in the subsidiary H&M Hennes Ltd. For information regarding salaries and other remuneration to related parties please refer to note 6.

## 21 APPROPRIATIONS

| | PARENT COMPANY | |
|---|---|---|
| | 2006 | 2005 |
| Depreciation in excess of plan | 3 | 2 |
| Change in tax allocation reserve | – | 1,076 |
| **Total** | **3** | **1,078** |

## 22 PARTICIPATION IN GROUP COMPANIES

(All subsidiaries are wholly-owned)

| | Corporate ID number | No. of shares | Book value | Domicile |
|---|---|---|---|---|
| Parent company participation | | | | |
| K E Persson AB | 556030-1052 | 1,000 | 0.1 | Stockholm |
| AB Hennes | 556056-0889 | 1,000 | 0.1 | Stockholm |
| Big is Beautiful, BiB AB | 556005-5047 | 3,300 | 0.4 | Stockholm |
| Bekå AB | 556024-2488 | 450 | 1.3 | Stockholm |
| Impuls AB | 556151-2376 | 1,250 | 0.1 | Stockholm |
| Carl-Axel Herrmode AB | 556099-0706 | 1,000 | 3.0 | Stockholm |
| H & M Rowells AB | 556023-1663 | 1,150 | 0.6 | Stockholm |
| Mauritz AB | 556125-1421 | 2,000 | 0.2 | Stockholm |
| Erica Modehus AB | 556070-1715 | 1,000 | 2.6 | Stockholm |
| H & M Hennes & Mauritz International B.V. | | 18,151 EUR | 0.1 | Netherlands |
| H & M India Private Ltd | | 1,633,500 INR | 2.9 | India |
| **Total** | | | **11.4** | |

| | | | |
|---|---|---|---|
| Subsidiary participation in Group companies | | | |
| Carl Axel Pettersons AB | 556027-7351 | 1,200 | Stockholm |
| H & M Hennes & Mauritz A/S | | | Norway |
| H & M Hennes & Mauritz A/S | | | Denmark |
| H & M Hennes Ltd | | | UK |
| H & M Hennes & Mauritz SA | | | Switzerland |
| H & M Trading SA | | | Switzerland |
| H & M Hennes & Mauritz GmbH | | | Germany |
| Impuls GmbH | | | Germany |
| Magis GmbH & Co. KG | | | Germany |
| H & M Hennes & Mauritz Holding BV | | | Netherlands |
| H & M Hennes & Mauritz Netherlands BV | | | Netherlands |
| H & M Hennes & Mauritz USA BV | | | Netherlands |
| H & M Hennes & Mauritz Belgium NV | | | Belgium |
| H & M Hennes & Mauritz GesmbH | | | Austria |
| H & M Hennes & Mauritz OY | | | Finland |
| H & M Hennes & Mauritz SARL | | | France |
| H & M Hennes & Mauritz LP | | | USA |
| Hennes & Mauritz SL | | | Spain |
| H & M Hennes & Mauritz sp.z.o.o. | | | Poland |
| H & M Hennes & Mauritz CZ, s.r.o. | | | Czech Republic |
| Hennes & Mauritz Lda | | | Portugal |
| H & M Hennes & Mauritz S.r.l. | | | Italy |
| H & M Hennes & Mauritz Inc. | | | Canada |
| H & M Hennes & Mauritz d.o.o. | | | Slovenia |
| H & M Hennes & Mauritz (Ireland) Ltd | | | Ireland |
| H & M Hennes & Mauritz Kft | | | Hungary |
| H & M Reinsurance SA | | | Luxembourg |
| H & M Hennes & Mauritz Far East Ltd | | | Hong Kong |
| Puls Trading Far East Ltd | | | Hong Kong |
| H & M Hennes & Mauritz Holding Asia Ltd | | | Hong Kong |
| H & M Hennes & Mauritz Ltd | | | Hong Kong |
| Hennes Mauritz (Shanghai) Commercial Ltd Co | | | China |
| H & M Hennes & Mauritz A.E. | | | Greece |

## 23 UNTAXED RESERVES

| | PARENT COMPANY | |
|---|---|---|
| | 2006 | 2005 |
| Depreciation in excess of plan | 249 | 252 |
| **Total** | **249** | **252** |

## 24 CONTINGENT LIABILITIES

| | PARENT COMPANY | |
|---|---|---|
| | 2006 | 2005 |
| Parent company's lease guarantees | 10,966 | 11,423 |
| **Total** | **10,966** | **11,423** |

## 25 KEY RATIO DEFINITIONS

**Return on equity:** Profit for the year divided by average shareholders' equity.

**Return on capital employed:** Profit after financial items plus interest expense divided by average shareholders' equity plus interest-bearing liabilities.

**Share of risk-bearing capital:** Shareholders' equity plus deferred tax liability divided by the balance sheet total.

**Equity/assets ratio:** Shareholders' equity in relation to balance sheet total.

**Shareholders' equity per share:** Shareholders' equity divided by number of shares.

**P/E ratio:** Price per share divided by earnings per share.

**Comparable shops:** A shop is comparable if it has been open and has had an unchanged sales area for at least one financial year.

# SIGNING OF THE ANNUAL REPORT

The Board of Directors and the Managing Director hereby provide an assurance that, to the best of our knowledge, the annual report and consolidated accounts have been prepared according to generally accepted accounting standards for listed companies, the disclosures correspond to actual circumstances and nothing of any significant importance has been omitted.

Stockholm, 24 January 2007

Stefan Persson
Chairman

Fred Andersson

Vivian Enochsson*

Lottie Knutson

Sussi Kvart

Bo Lundquist

Stig Nordfelt

Marianne Norin-Broman*

Karl-Johan Persson

Melker Schörling

Rolf Eriksen
Managing Director

* Employee representative

Our audit report was submitted on 25 January 2007

Åsa Lundvall
Authorised Public Accountant
Ernst & Young AB

Erik Åström
Authorised Public Accountant
Ernst & Young AB

# AUDITORS' REPORT

To the Annual General Meeting of H & M Hennes & Mauritz AB (publ)
Corporate identity number 556042-7220

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the Managing Director of H & M Hennes & Mauritz AB for the financial year 1 December 2005 to 30 November 2006. The company's annual accounts and consolidated accounts are included on pages 48–67 in this document. These accounts, the administration of the company and compliance with the Annual Accounts Act in the preparation of the annual report and the application of IFRS international accounting standards, as adopted by the EU, and of the Annual Accounts Act to the consolidated accounts are the responsibility of the Board of Directors and the Managing Director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

Our audit was conducted in accordance with generally accepted auditing standards in Sweden. This means that we planned and performed the audit in order to obtain a high, but not absolute, degree of assurance that the annual accounts and consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board and the Managing Director and evaluating the significant assessments made by the Board and the Managing Director in preparing the annual accounts and consolidated accounts, as well as assessing the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances in the company to be able to determine the liability, if any, to the company of any Board member or the Managing Director. We also examined whether any Board Member or the Managing Director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual report has been prepared in accordance with the Annual Accounts Act and gives a true and fair view of the company's and the Group's financial position in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been compiled in accordance with IFRS international accounting standards, as adopted by the EU, and the Annual Accounts Act and give a true and fair view of the Group's earnings and financial position. The administration report is consistent with the other sections of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting that the income statement and balance sheet of the parent company and the Group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, 25 January 2007

Åsa Lundvall
Authorised Public Auditor
Ernst & Young AB

Erik Åström
Authorised Public Auditor
Ernst & Young AB

# FIVE YEAR SUMMARY

| The financial year | 2005/2006 | 2004/2005 | 2003/2004 | 2002/2003 | 2001/2002 |
|---|---|---|---|---|---|
| Sales including VAT, SEK m | 80,081 | 71,886 | 62,986 | 56,550 | 53,332 |
| Sales excluding VAT, SEK m | 68,400 | 61,262 | 53,695 | 48,238 | 45,522 |
| Change from previous year, % | 12 | 14 | 11 | 6 | 15 |
| Operating profit, SEK m | 15,298 | 13,173 | 10,667 | 9,223 | 8,259 |
| Operating margin, % | 22.4 | 21.5 | 19.9 | 19.1 | 18.1 |
| Depreciation for the year, SEK m | 1,624 | 1,452 | 1,232 | 1,126 | 1,051 |
| Profit after financial items, SEK m | 15,808 | 13,553 | 11,005 | 9,609 | 8,629 |
| Profit after tax, SEK m | 10,797 | 9,247 | 7,275 | 6,386 | 5,687 |
| Liquid funds and short-term investments, SEK m | 18,625 | 16,846 | 15,051 | 13,194 | 13,480 |
| Stock-in-trade, SEK m | 7,220 | 6,841 | 5,142 | 5,050 | 4,193 |
| Equity, SEK m | 27,779 | 25,924 | 22,209 | 20,097 | 19,088 |
| Number of shares (thousand) (before and after dilution) | 827,536 | 827,536 | 827,536 | 827,536 | 827,536 |
| Earnings per share, SEK (before and after dilution) | 13.05 | 11.17 | 8.79 | 7.72 | 6.87 |
| Shareholders' equity per share, SEK (before and after dilution) | 33.57 | 31.33 | 26.84 | 24.28 | 23.07 |
| Return on shareholders' equity, % | 40.2 | 38.4 | 34.4 | 32.6 | 32.9 |
| Return on capital employed, % | 58.7 | 56.3 | 51.9 | 48.9 | 49.7 |
| Share of risk-bearing capital, % | 80.0 | 80.2 | 82.5 | 81.6 | 79.0 |
| Equity/assets ratio, % | 78.1 | 78.1 | 79.0 | 78.0 | 75.7 |
| Total number of stores | 1,345 | 1,193 | 1,068 | 945 | 844 |
| Average number of employees | 40,368 | 34,614 | 31,701 | 28,409 | 25,674 |

For definitions of key ratios refer to Note 25.

International Financial Reporting Standards (IFRS) are being applied with effect from 2005/2006. Restatement of 2004/2005 in accordance with IFRS has not involved any adjustment.
Years 2001/2002–2003/2004 have been reported according to the previously applied principles based on the Swedish Financial Accounting Standards Council's recommendations.

# CORPORATE GOVERNANCE REPORT 2006 H & M HENNES & MAURITZ AB

H&M applies the Swedish Code of Corporate Governance and has prepared this report in accordance with the Code. The Code is based on the principle of "comply or explain", which means that companies applying the Code may deviate from individual rules provided they give an explanation of the deviation. Departures from the Code are detailed in the respective sections.

In accordance with the directive issued by the Swedish Corporate Governance Board in September 2006, this corporate governance report contains a separate section on internal control over financial reporting. The Corporate Governance Report for 2006 is not part of the formal Annual Report and has not been reviewed by the company's auditors.

## H&M'S CORPORATE GOVERNANCE STRUCTURE


ANNUAL GENERAL MEETING
ELECTION COMMITTEE
AUDITORS
BOARD OF DIRECTORS
AUDITING COMMITTEE
MANAGING DIRECTOR
EXECUTIVE MANAGEMENT TEAM
COUNTRY MANAGERS

The Annual General Meeting (AGM) is the company's highest decision-making body and is the forum in which shareholders exercise their right to decide on the company's affairs. The AGM is convened at least once a year in order to carry out tasks such as adopting the annual accounts, discharging the members of the Board of Directors and the Managing Director from liability and deciding how the profit or loss for the past financial year is to be allocated. The meeting also elects the Board of Directors and, when necessary, auditors for the forthcoming period of office.

The Election Committee is the AGM's body for preparing the meeting's decisions on appointment matters with a view to creating a good basis for the meeting's treatment of these matters.

The task of the Board of Directors is to manage the company's affairs on behalf of the shareholders.

The Managing Director is appointed by the Board of Directors and is responsible for the daily management of the company as directed by the Board. The demarcation between the tasks of the Board and the Managing Director is laid down in written instructions approved by the Board.

The auditors are appointed by the shareholders at the AGM. The auditors scrutinise the company's annual report and accounts as well as the management of the company by the Board and Managing Director.

H&M has a matrix organisation (see section on control environment) consisting of the sales countries, headed by the country managers, and the central functions, for which the executive management team is responsible.

## ARTICLES OF ASSOCIATION

H&M's articles of association form a central document establishing, among other things, the company's name, registered office, business orientation and share capital. Prior to the AGM 2006, the Board of Directors proposed a number of amendments to the articles of association in view of the new Swedish Companies Act, which came into force on 1 January 2006.

## ANNUAL GENERAL MEETING 2006

H&M's Annual General Meeting 2006 was held in Victoriahallen at the Stockholm International Fairs on 3 May. 981 shareholders attended the meeting, representing 78.6 per cent of the votes and 56 per cent of the capital. H&M's Board of Directors, management and Election Committee as well as the company's two auditors attended the meeting.

In the main, the following resolutions were passed:

- Lawyer Sven Unger was elected chairman of the meeting.
- Dividend to shareholders of SEK 9.50 per share.
- The members of the Board and the Managing Director were discharged from liability for the 2004/2005 financial year.
- The number of Board members elected by the meeting to serve until the next AGM was eight, with one deputy also elected by the meeting.
- The fees paid to Board members until the next AGM were set at SEK 3,900,000 in total, to be distributed as follows: Chairman of the Board SEK 1,250,000; Board members SEK 350,000; members of the Auditing Committee an extra SEK 50,000; and the chairman of the Auditing Committee an extra SEK 100,000.
- Re-election of Fred Andersson, Sussi Kvart, Bo Lundquist, Stig Nordfelt, Stefan Persson and Melker Schörling as well as the election of Lottie Knutson and Karl-Johan Persson as ordinary members. Rolf Eriksen was re-elected as deputy and Stefan Persson was re-elected as Chairman of the Board.
- The proposed principles for the Election Committee were approved.
- The proposed amendments to the articles of association were adopted.

It was not deemed necessary to make the material from the meeting available in any language other than Swedish because the foreign shareholders used Swedish proxies. If needed, however, English translations of certain material were available from the head office.

## ANNUAL GENERAL MEETING 2007

H&M's Annual General Meeting 2007 will be held in Victoriahallen at the Stockholm International Fairs on 3 May. To register to attend the 2007 AGM please see page 78 of the Annual Report or visit www.hm.com under Investor Relations, Corporate Governance, Annual General Meeting. Since October 2006 information has been provided on the website concerning shareholders' rights to raise matters at the meeting and when such business must be received by H&M in order to be included in the notice of the meeting.

## ELECTION COMMITTEE

Prior to each AGM the Election Committee produces proposals for resolutions at the AGM. These include proposing the chairman of the meeting, the Board of Directors and Chairman of the Board, the remuneration to the Board and its distribution as well as auditing fees and, when necessary, proposing auditors. Shareholders can contact the Election Committee with proposed nominations. In accordance with the principles of the Election

Committee, which were are adopted at the AGM 2006, the Election Committee is made up of the five largest shareholders in terms of the number of votes plus the Chairman of the Board, all as at 31 August 2006. If any of the five largest shareholders in terms of the number of votes declines the right to appoint a member of the Election Committee, the next largest shareholder is given opportunity to appoint a member.

To read the principles of the Election Committee in full, please see the section on the Election Committee under Investor Relations, Corporate Governance at www.hm.com.

### WORK OF THE ELECTION COMMITTEE IN PREPARATION FOR THE 2006 AGM

The Election Committee held two meetings at which minutes were kept and was also in contact between these times. As a basis for its proposals to the 2006 AGM the Election Committee carried out an assessment of the composition of the Board of Directors. This assessment was partly based on Stefan Persson's verbal account of the work of the Board. The work of the Board functioned well over the course of the year. An account of the work of the Election Committee ahead of the 2006 AGM was published on H&M's website in conjunction with the notice of the meeting. No special fees were paid to the Election Committee's chairman, nor to any other member of the Committee.

### COMPOSITION OF THE ELECTION COMMITTEE, 31 AUGUST 2006

The composition of the Election Committee, based on the register of shareholders held by the Swedish Central Securities Depositary (VPC) as at 31 August 2006 and the principles of the Election Committee, is as follows:

Stefan Persson, Chairman of the Board,
representing Stefan Persson
Lottie Tham, representing Lottie Tham
Tomas Nicolin, representing Alecta
Mats Lagerqvist, representing Robur Fonder
Björn Lind, representing SEB Fonder
Joachim Spetz, representing Handelsbankens Fonder

The above Election Committee shall remain in place until the end of August 2007.

The Election Committee appointed Stefan Persson as its chairman; this was deemed an obvious choice in view of the ownership structure of H&M.

Shareholders wishing to submit proposals to the Election Committee can do so either to individual members of the Election Committee or by e-mail to valberedningen@hm.com.

### BOARD OF DIRECTORS

During the financial year, H&M normally holds five regular Board meetings and one statutory Board meeting. Extraordinary Board meetings are held when the need arises. The Board consists of eight ordinary members elected by the AGM and one deputy member. There are also two employee representatives with two deputies. Six of the members of the Board are female and seven male; six out of thirteen are employed within the company. The Board is assisted by a secretary who is not a member of the Board.

### WORK PLAN FOR THE BOARD OF DIRECTORS

In addition to laws and recommendations, the work of H&M's Board is governed by its formal work plan, which is established once a year. The Board's work plan was updated in accordance with the Code's recommendations ahead of the statutory Board meeting held in conjunction with the 2006 AGM.

The work plan regulates matters such as the distribution of work between the Board and the Managing Director, financial reporting, investments and financing.

The Managing Director's responsibilities include issues relating to expansion, buying, human resources, finance and accounts, as well as reporting to the Board on operating activities. The Managing Director is also responsible for relationships with the company's stakeholders, including finance markets and government agencies.

### WORK OF THE BOARD IN 2006

H&M's Board held five regular Board meetings during the year, as well as a statutory Board meeting and an extraordinary meeting held by circulation to verify the corporate governance report and the report on internal control. The attendance of the Board members at these meetings is reported in the table Composition of the Board of Directors and Attendance of the year. Prior to each meeting the members of the Board received written material detailing the matters to be dealt with at the meeting.

The Board meetings begin with a discussion of the company's financial situation with costs and sales as the main focus. The various financial reports and the Annual Report are discussed and verified before being published. Accounting matters are dealt with in detail within the Auditing Committee and reported back to the Board.

Matters dealt with at the Board meetings in 2006 included Managing Director Rolf Eriksen providing information on the company's main aims for the year as well as the progress of buying work, future marketing campaigns, etc. Logistics were also discussed, including the plans for new logistics centres in Germany and Poland. The Board was kept informed of the company's CSR and environmental work.

Decisions taken by the Board for 2007 include: expansion into Shanghai, Hong Kong and Greece; investments to increase the total number of stores and the level of these investments; and expansion of the footwear range in a number of H&M stores.

The Board also discussed strategic matters such as competition and development opportunities.

In connection with the Board's review of the proposed annual report for 2006, auditors Åsa Lundvall and Erik Åström gave an account of the year's audit work.

H&M has no remuneration committee as this area is considered to be the responsibility of the Board. The Board sets the Managing Director's salary on an annual basis according to established guidelines. The terms of employment for other members of the executive management team are decided by the Managing Director and the Chairman of the Board. No severance pay is payable within H&M, except in the case of the Managing Director.


Stefan Persson


Fred Andersson


Lottie Knutson


Sussi Kvart


Bo Lundquist


Stig Nordfelt


Karl-Johan Persson


Melker Schörling


Rolf Eriksen


Vivian Enochsson


Marianne Norin-Broman


Eva Nilsson


Agneta Ramberg

# FACTS ABOUT THE BOARD MEMBERS

## STEFAN PERSSON

Chairman of the Board. Born 1947.
**PRIMARY OCCUPATION:** Working Chairman of the Board of H&M.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Chairman of the Board of H&M, member of the boards of the Association of Stockholm School of Economics, MSAB and board assignments in family-owned companies.
**EDUCATION:** Stockholm University & Lund University, 1969–1973.
**WORK EXPERIENCE:**
1976–1982 Country Manager for H&M in the UK and responsible for H&M's expansion abroad.
1982–1998 Managing Director and Chief Executive Officer of H&M.
1998– Chairman of the Board of H&M.

## FRED ANDERSSON

Board member. Born 1946.
**PRIMARY OCCUPATION:** CEO of the Nicator Group AB.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Chairman of Prevesta/Myresjöhus. Member of the boards of Consilium AB, Viamare Invest AB, Bonnier Industrier, Hammarplast Industrier, Climate Well.
**EDUCATION:** Economics, Finnish Institute of Exports.
**WORK EXPERIENCE:**
Founder of Indoor Design in Helsinki, design company with its own production operation.
1984–1989 Managing Director of Ikea of Sweden, Ikea's product range and buying company.
1989–1992 CEO of Scandic Hotels.
1992–1993 Consulting assignment for Securum.
1993–1996 Managing Director, Volvo Personbilar Sverige.
1996–1998 Chairman and responsible for EF's Whitbread project.
1998 Founded the Coromandel companies.
2002– CEO and partner in the Nicator Group.

## LOTTIE KNUTSON

Board member. Born 1964.
**PRIMARY OCCUPATION:** Communications Director at Fritidsresor Group, TUI Nordic, with responsibility for communications as well as corporate environmental and social responsibility.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** No positions other than as member of the Board of H&M.
**EDUCATION:** Université de Paris III, Diplôme de Culture Française, 1985–1986. Theatre History, Stockholm University, 1989. Department of Journalism at Stockholm University, 1987–1989.
**WORK EXPERIENCE:**
1988–1989 Journalist, Svenska Dagbladet.
1989–1995 Communications department at SAS Group.
1995–1996 PR Consultant, Johansson & Co.
1996–1998 PR and Communications Consultant, Bates Sweden.
1998–1999 Communications Consultant, JKL.
1999– Communications Director at Fritidsresor Group for the Nordic countries.

## SUSSI KVART

Board member and member of the Auditing Committee. Born 1956.
**PRIMARY OCCUPATION:** Consulting, with a focus on strategic business advice, corporate governance and board procedures.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Member of the boards of Stockholms Stadshus AB, Kvinvest AB and of Healthcare Provision, Stockholm County Council.
**EDUCATION:** Bachelor of Laws, Lund University 1980.
**WORK EXPERIENCE:**
1983–1989 Lagerlöf (now Linklaters) law firm, as lawyer from 1986.
1989–1991 Political Expert, Riksdagen (Swedish parliament), parliamentary office of the Swedish Liberal Party.
1991–1993 Political Expert, Swedish Cabinet Office.
1993–1999 Company Lawyer, LM Ericsson
1997–2001 Member of the Aktiebolagskommittén (Swedish Companies Act Committee).
2000–2001 Lawyer and Business Developer, LM Ericsson, Corporate Marketing and Strategic Business Development.
2002– Sussi Kvart AB.

## BO LUNDQUIST

Board member and member of the Auditing Committee. Born 1942.
**PRIMARY OCCUPATION:** Head of family-owned investment company. Board assignments.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Chairman of the boards of ACSC AB, Stockholm University College of Physical Education and Sports (GIH) and Djurgården Fotboll. Member of the boards of two unlisted companies (Teknikmagasinet and Svanströms).
**EDUCATION:** M.Sc. Engineering, Chalmers University of Technology in Gothenburg 1968.
**WORK EXPERIENCE:**
1970–1974 Administrative Director, Luleå University.
1975–1978 Divisional Manager, SSAB.
1978–1982 Sales Manager, Sandvik.
1982–1984 Managing Director, Bulten.
1984–1990 Vice President, Trelleborg.
1991–1998 Managing Director and Chief Executive Officer, Esselte.
1994–1998 Involved in various important trade & industry organisations, including Chairman of the Federation of Swedish Commerce and Trade.

## STIG NORDFELT

Board member and Chairman of the Auditing Committee. Born 1940.
**PRIMARY OCCUPATION:** Consulting with a focus on board procedures.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Member of the boards of IBS AB and CGU Life AB.
**EDUCATION:** M.Sc. Business and Economics from the School of Business, Economics and Law, Gothenburg University 1963.
**WORK EXPERIENCE:**
1964–1981 Authorised Public Accountant, Reveko AB, Stockholm, from 1971 Senior Partner and joint owner.
1982–1985 Managing Director, Tornet AB, Stockholm.
1986–2006 Managing Director, Pilen AB, Stockholm.

## KARL-JOHAN PERSSON

Board member. Born 1975.
**PRIMARY OCCUPATION:** Board assignments and business development at H&M.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** H&M's subsidiaries in Denmark, the USA, the UK and Germany. The Swedish Chamber of Commerce in the UK and the GoodCause Foundation.
**EDUCATION:** European Business School, London, 1996–2000.
**WORK EXPERIENCE:**
2001–2004 Managing Director, European Network.
2005– Business development, H&M

## MELKER SCHÖRLING

Board member. Born 1947.
**PRIMARY OCCUPATION:** Founder and owner of MSAB.
**OTHER SIGNIFICANT BOARD ASSIGNMENTS:** Chairman of MSAB, AarhusKarlshamn AB, Hexagon AB, Securitas AB, Securitas Systems AB. Vice Chairman of Assa Abloy AB.
**EDUCATION:** M.Sc. Business and Economics from the School of Business, Economics and Law, Gothenburg University 1970.
**WORK EXPERIENCE:**
1970–1975 Controller, LM Ericsson, Mexico.
1975–1979 Controller, ABB Fläkt, Stockholm.
1979–1983 Managing Director, Essef Service, Stockholm.
1984–1987 Managing Director, Crawford Door, Lund.
1987–1992 Managing Director and CEO, Securitas AB, Stockholm.
1993–1997 Managing Director and CEO, Skanska AB, Stockholm.

## ROLF ERIKSEN

Deputy member. Born 1944.
**OCCUPATION:** Managing Director and CEO of H&M.
**EDUCATION:** Five-year course in decoration and scenepainting in Copenhagen, Denmark, completed in 1964.
**WORK EXPERIENCE:**
1966–1985 Marketing Manager for the Danish department store ANVA.
1986–2000 Country Manager, H&M Denmark. For four years in the 1990s also Country Manager for H&M Sweden.
2000– Managing Director and CEO of H&M.

## VIVIAN ENOCHSSON

Employee representative of the H&M Board since 1977. Born 1940.

## MARIANNE NORIN-BROMAN

Employee representative of the H&M Board since 1995. Born 1944.

## EVA NILSSON

Deputy employee representative of the H&M Board since 2003. Born 1944.

## AGNETA RAMBERG

Deputy employee representative of the H&M Board since 1997. Born 1946.

## COMPOSITION OF THE BOARD OF DIRECTORS AND ATTENDANCE DURING THE YEAR

| Name | Year elected | Independent [1] | Independent [2] | Fees [3] (SEK) | Board meetings | Auditing Committee | Shareholding | Shares held by related parties |
|---|---|---|---|---|---|---|---|---|
| Stefan Persson, Chairman | 1979 | No | No | 1,250,000 | 7/7 | | 186,274,400 | 97,200,000 [4] |
| Fred Andersson | 1990 | No | Yes | 350,000 | 6/7 | | 800 | |
| Lottie Knutson | 2006 | Yes | Yes | 350,000 | 4/4 | | 200 | |
| Sussi Kvart | 1998 | Yes | Yes | 400,000 | 7/7 | 3/3 | 2,200 | 850 |
| Bo Lundquist | 1995 | Yes | Yes | 400,000 | 6/7 | 3/4 | | 20,000 [5] |
| Stig Nordfelt | 1987 | No | Yes | 450,000 | 7/7 | 4/4 | 4,000 | |
| Karl-Johan Persson | 2006 | No | No | 350,000 | 4/4 | | 6,066,000 | |
| Melker Schörling | 1998 | Yes | Yes | 350,000 | 5/7 | | 114,000 | |
| Rolf Eriksen, Deputy | 2000 | No | No | | 7/7 | | 38,200 | |
| Vivian Enochsson, employee representative | 1977 | No | No | | 7/7 | | 600 | |
| Marianne Norin-Broman, employee representative | 1995 | No | No | | 7/7 | | 70 | 120 |
| Eva Nilsson, deputy empl. representative | 2003 | No | No | | 6/7 | | | 50 |
| Agneta Ramberg, deputy empl. representative | 1997 | No | No | | 7/7 | | | |

1) Independent of the company and the company management as defined by the Swedish Code of Corporate Governance.
2) Independent of major shareholders in the company as defined by the Swedish Code of Corporate Governance.
3) Fees as resolved at the 2006 Annual General Meeting. The fees relate to the period until the next AGM is held and will be paid out in 2007.
4) Shares owned through Stefan Persson Placering AB.
5) Shares owned through Bo Lundquist's company Smideseken AB.

There are no outstanding share- or share price-related incentive programmes for the Board of Directors.

### INDEPENDENCE ACCORDING TO THE CODE

The Code states that a majority of the Board members elected by the AGM must be independent of the company and the company management. Of the members elected by the AGM, three of the eight have sat on the Board for over twelve years and one is employed by the company. The composition of the Board with one deputy member also deviates from the Code. The explanation given by the Election Committee for the deviations is that H&M should have a Board made up of members who have come to know the company and its business very well over a long period of time. In the past the Board has functioned well in its work with a division into ordinary members and deputies elected by the AGM.

### FINANCIAL REPORTING

H&M's financial reporting is carried out in compliance with the laws, statutes, agreements, regulations and recommendations that apply to companies listed on the Stockholm Stock Exchange. *It falls to the Board of Directors* to ensure the quality of financial reporting with the help, for example, of the Auditing Committee (see text below). More information is available in the section on internal control over financial reporting.

### AUDITING COMMITTEE

H&M's Auditing Committee is made up of three Board members. The Committee is appointed annually by the Board of Directors at the statutory Board meeting held in conjunction with the AGM. The Auditing Committee is responsible for preparation of the Board's work on quality assurance of the company's financial reporting. The Committee is also the main path of communication between the Board and the company's auditors.

### WORK OF THE AUDITING COMMITTEE IN 2006

The Auditing Committee held four meetings during the year at which minutes were kept. Following the statutory Board meeting, the Auditing Committee comprises chairman Stig Nordfelt and members *Bo Lundquist and Sussi Kvart*, who was elected as a new member to replace Werner Hofer, who had declined re-election as a Board member.

The majority of the Committee are independent of the company and the company management as well as of the company's major shareholders. The formal work plan of the Auditing Committee was updated during the year in accordance with the Swedish Code of Corporate Governance.

During the year the Committee addressed issues concerning the company's financial reporting and internal control, gathered information concerning the scope and focus of auditing assignments, and also updated the established guidelines for services other than audits that the company may purchase from its auditors. Authorised Public Accountants Åsa Lundvall and Erik Åström attended the Auditing Committee's meetings and reported to the Committee on their auditing work. The meetings were also attended by Leif Persson, CFO and Anders Jonasson, Chief Accountant, among others. The Committee's meetings are always minuted. The minutes are then distributed to the Board.

### AUDITORS

The Annual General Meeting appoints auditors every four years. The 2005 AGM appointed Authorised Public Accountants Åsa Lundvall and Erik Åström and deputies Torsten Lyth and Anders Wiger from the Ernst & Young AB accounting firm. The AGM resolved that, as previously, the auditors' *fees should be paid* based on the invoices submitted.

Åsa Lundvall, Authorised Public Accountant, has conducted auditing assignments for H&M for a number of years and has been a deputy auditor since the 2003 Annual General Meeting. At the 2005 AGM Åsa Lundvall was appointed as auditor for H&M.

Erik Åström, Authorised Public Accountant, conducts auditing assignments for a number of listed companies, such as Hakon Invest, Investment AB Kinnevik, Modern Times Group and onetwocom.

### AUDIT FEES

(SEK m)

| | GROUP | | | PARENT COMPANY | | |
|---|---|---|---|---|---|---|
| | 05/06 | 04/05 | 03/04 | 05/06 | 04/05 | 03/04 |
| **Ernst & Young** | | | | | | |
| Audit assignments | 11.3 | 10.3 | 8.0 | 2.4 | 1.9 | 1.5 |
| *Other assignments** | 10.8 | 5.1 | 5.8 | 4.8 | 0.4 | 0.3 |
| **Other auditors** | | | | | | |
| Audit assignments | 2.3 | 2.2 | 2.1 | – | – | – |
| Other assignments | 1.1 | 2.1 | 1.7 | – | – | – |
| Total | 25.5 | 19.7 | 17.6 | 7.2 | 2.3 | 1.8 |

* Other assignments refers to tax consulting, work on IFRS and on the Swedish Code of Corporate Governance.

Ernst & Young AB is a member of a global network used for auditing assignments for most of the Group companies and meets H&M's requirements with respect to competence and geographical coverage. The auditors' independent status is guaranteed partly by the accounting firm's internal guidelines, and partly by the Auditing Committee's guidelines regulating which assignments the accounting firm is permitted to conduct in addition to the audit.

## COMPANY MANAGEMENT

H&M's Managing Director is responsible for the day-to-day operations. The Managing Director has appointed a team of senior executives with ongoing responsibility for the various parts of the business. This team consists of the Managing Director himself and eleven other individuals, four of whom are women. The executive management team is responsible for the following functions: Finance, Buying, Production, Expansion, Accounts, Human Resources, Marketing, Communications, Investor Relations, Security and Corporate Social Responsibility.

For more information about the Managing Director, Rolf Eriksen, please see the section on the Board of Directors.

The company has deviated from the rule in the Code that states that the Board of Directors shall present the principles for remuneration to senior executives to the 2006 Annual General Meeting. The reason for the deviation is as follows: the Board of Directors decides the remuneration to the Managing Director annually in accordance with established guidelines. The Chairman of the Board and the Managing Director decide the remuneration to other senior executives, and since the Chairman of the Board – who is also the company's largest shareholder – is involved in these decisions, the guidelines were not discussed at the 2006 AGM. For information about salaries and benefits for the executive management team, please see note 6 in the Annual Report or visit www.hm.com under Investor Relations, Corporate Governance, Remuneration. The principles for remuneration are essentially the same as those applied the previous year. In the light of the new legislation within this area the Board will propose guidelines for remuneration to senior executives to the 2007 AGM.

## INTERNAL CONTROL

The Board of Directors is responsible for the company's internal control, the overall aim of which is to safeguard the company's assets and thereby its shareholders' investment. This section has been prepared in accordance with section 3.7.2 of the Swedish Code of Corporate Governance and the recommendations issued by the Swedish Corporate Governance Board in September 2006, as well as the guidelines produced by the Swedish Institute of Authorised Public Accountants (FAR) and the Confederation of Swedish Enterprise. In accordance with section 3.7.2, the section is limited to a description of internal control relating to financial reporting.

## COSO

H&M uses the COSO framework for internal control over financial reporting as a basis. The COSO framework, which is issued by the Committee Of Sponsoring Organizations of the Treadway Commission, is made up of five components: control environment, risk assessment, control activities, information and communication, and monitoring.

### Control environment

The control environment forms the basis of internal control, because it includes the culture that the Board and management communicate and by which they work. The control environment is made up primarily of ethical values and integrity, expertise, management philosophy, organisational structure, responsibility and authority, policies and guidelines, as well as routines.

Of particular importance is that management documents such as internal policies, guidelines and manuals exist in significant areas and that these provide co-workers with good guidance. Within H&M there exists above all a Code of Ethics, a policy that permeates the entire company since it describes the way in which our colleagues should act in relation to the company and the outside world. There are detailed instructions for the store staff that control daily work in the stores. Many other guidelines and manuals are also available within the company. In most cases these are written in the central departments at the head office in Stockholm and then communicated out to the respective department in the country office. In 2006 an inventory of the guidelines was carried out within each department to see which needed updating and what new guidelines needed to be created.

H&M's internal control structure is based on:

– The division of work between the Board of Directors, the Auditing Committee and the Managing Director, which is clearly described in the Board's formal work plan. The executive


Board of Directors
Auditing Committee
Managing Director
CENTRAL FUNCTIONS*
SALES COUNTRIES
Finance
Accounts
Buying
Production
Expansion
Marketing
Communications
Human Resources
CSR
Security
Country 1
Country 2
Country 3
Country 4
Country 5
etc

* Executive Management Team

management team and the Auditing Committee report regularly to the Board based on established routines.
- The company's organisation and way of carrying on business, in which roles and the division of responsibility are clearly defined.
- Policies, guidelines and manuals of which the Code of Ethics is an example of an important overall policy.
- Awareness among colleagues of the maintenance of good control over financial reporting.

H&M has a matrix organisation, see previous page, which means that those on the executive management team with responsibility for a function are responsible for the results of work within their function in each country (the vertical arrows). The country managers are responsible for profitability in their country and thereby have an overall responsibility for all the functions within their business (the horizontal arrows). The country organisation is in turn divided into regions, with a number of stores in each region.

All the companies within the H&M Group have the same structure and accounting system with the same chart of accounts. This simplifies the creation of appropriate routines and control systems, which favours internal control and facilitates comparisons between the different companies.

As part of the company's 2006 internal control work all the sales companies were assessed using the COSO model. Where necessary, this work resulted in action plans for the countries setting out further work on areas in which internal control can be strengthened further. Each member of the executive management team with responsibility for a function was also interviewed. The interviews with both country managers and heads of functions contributed to a central action plan for the Group.

## RISK ASSESSMENT

H&M carries out regular risk analyses to review the risks of errors within the financial reporting of significant income and balance sheet items. Operational risks are also charted. H&M has identified certain areas with a higher intrinsic risk of errors and has found that wastage relating to stock-in-trade, cash-desk manipulation and misappropriation of merchandise represent some of the greatest risks of financial reporting error. Another risk area is the valuation of stock-in-trade, including assessments relating to dead stock.

To limit the risks there are appropriate policies and guidelines as well as processes and controls within the business. During the year these were documented as part of the company's risk assessment work.

## CONTROL ACTIVITIES

The aim of appropriate control activities is to discover, prevent and correct inaccuracies and deviation. Control activities include such things as account reconciliation, analytical follow-up, comparisons between income and balance sheet items and supporting controls provided by IT systems.

In 2006 the company's general IT controls were audited by an external party. These controls were mainly assessed with the assistance of those responsible for the systems in the various business processes.

Within the stores, controls are performed annually by internal shop controllers with the aim of finding out the strengths and weaknesses of the store assessed and how any deficiencies can be corrected. Annual internal controls are also carried out in each country within departmental functions such as Expansion and Construction, Logistics and Production in order to reveal any deficits.

## INFORMATION AND COMMUNICATION

Policies and guidelines are of particular importance for accurate accounting, reporting and provision of information.

Within H&M policies and guidelines relating to the financial process are updated on an ongoing basis. This takes place primarily within the Group function concerned and is passed on to the countries via e-mail and the intranet as well as at meetings.

H&M has a communications policy providing guidelines for communication with external parties. The purpose of the policy is to ensure that all information obligations are met and that the information provided is accurate and complete.

## MONITORING

The Board of Directors continuously evaluates the information provided by the executive management team and the Auditing Committee. The Auditing Committee's task of monitoring the efficiency of internal control by the management team is of particular interest to the Board. This work includes checking that steps are taken with respect to any problems detected and suggestions made by external auditors to rectify them.

Follow-up and feedback in respect of any problems found during the annual internal controls form a central part of internal control work, since this is an effective way for the company to ensure that deficiencies are corrected and that control is strengthened further.

## INTERNAL AUDIT

H&M has not found it necessary up to now to establish a formal internal audit function. The work on internal control during the year has further increased awareness of internal control within the Group. The company has assessed that some of its departments, such as Expansion and Construction, Security, Logistics and Production, carry out some of the work performed in other companies by the internal audit function. The issue of a specific complete internal audit function will be reviewed again in 2007.

Stockholm, February 2007

The Board of Directors

More information on H&M's corporate governance work can be found in the section on Corporate Governance under Investor Relations at www.hm.com.

# THE H&M SHARE

**Business ratios per share**

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Shareholders' equity per share, SEK | 33.57 | 31.33 | 26.84 | 24.28 | 23.07 |
| Earnings per share, SEK | 13.05 | 11.17 | 8.79 | 7.72 | 6.87 |
| Change from previous year, % | +17 | +27 | +14 | +12 | +49 |
| Dividend per share, SEK | 11.50* | 9.50 | 8.00 | 6.00 | 6.00 |
| Market price on 30 November, SEK | 319.00 | 253.00 | 216.00 | 176.50 | 191.00 |
| P/E ratio | 24 | 23 | 25 | 23 | 28 |

**Distribution of shares, December 2006**

| Shareholdings | Number of shareholders | % | Number of shares | % | Average shares per shareholder |
|---|---|---|---|---|---|
| 1– 1,000 | 152,423 | 92.9 | 29,770,283 | 3.6 | 195 |
| 1,001– 5,000 | 8,889 | 5.4 | 19,736,061 | 2.4 | 2,220 |
| 5,001– 10,000 | 1,214 | 0.8 | 8,988,131 | 1.1 | 7,404 |
| 10,001– 50,000 | 1,035 | 0.6 | 22,179,843 | 2.7 | 21,430 |
| 50,001–100,000 | 162 | 0.1 | 11,778,111 | 1.4 | 72,704 |
| 100,001– | 390 | 0.2 | 735,083,571 | 88.8 | 1,884,830 |
| **Total** | **164,113** | **100** | **827,536,000** | **100** | **5,042** |

**Major shareholders, December 2006**

| | No. of shares | % of voting rights | % of total shares |
|---|---|---|---|
| Stefan Persson and family | 301,672,400 | 69.1 | 36.5 |
| Lottie Tham | 36,805,700 | 2.2 | 4.4 |
| Alecta | 26,850,000 | 1.6 | 3.2 |
| JP Morgan Chase Bank | 23,374,820 | 1.4 | 2.8 |
| Robur Fonder | 22,240,978 | 1.3 | 2.7 |
| AMF-Pensionsförsäkring AB | 16,675,000 | 1.0 | 2.0 |
| Handelsbanken Fonder | 15,517,872 | 0.9 | 1.9 |
| SEB Fonder | 13,960,856 | 0.8 | 1.7 |
| SSB CL Omnibus | 12,442,217 | 0.7 | 1.5 |
| Nordea Fonder | 10,223,938 | 0.6 | 1.2 |

* Proposed by the Board of Directors

**The development of the H&M share**


H&M share
General Index, SIX
350
300
250
200
150
100
50
Calender year
2001
2002
2003
2004
2005
2006
(c) FINDATA

# FINANCIAL INFORMATION AND CONTACT DETAILS

## ANNUAL GENERAL MEETING

The Annual General Meeting will be held at Victoriahallen, Stockholm International Fairs in Stockholm on Thursday 3 May 2007, at 3 p.m. Shareholders who are registered in the share register print-out as of Thursday 26 April 2007 and give notice of their intention to participate in the AGM no later than 12 noon, Thursday 26 April 2007 are entitled to participate in the AGM.

### Nominee shares

Shareholders whose shares are registered in the name of a nominee must re-register their shares in their own names to be entitled to participate in the AGM. In order to re-register shares in time, shareholders should request temporary owner registration, which is referred to as voting right registration, via their nominee in good time before 26 April 2007.

### Notice

Notice of intention to participate in the Annual General Meeting must be submitted by mail, fax, telephone or on H&M's website to:

H & M Hennes & Mauritz AB
Salén – Head Office, A7
SE-106 38 Stockholm
Telephone: +46 (0)8-796 55 00
Fax: +46 (0)8-796 55 44
www.hm.com/arsstamma

Shareholders must state in the notice their name, civil identity number, telephone number (daytime) and number of shares.

### Dividend

The Board of Directors and the Managing Director have decided to propose to the Annual General Meeting a dividend for 2006 of SEK 11.50 per share.

The Board of Directors has proposed Tuesday 8 May 2007 as record day. With this record day, VPC (the Nordic Central Securities Depository) is expected to pay the dividend on 11 May 2007. To have the right to receive a dividend H&M shares must be bought on 3 May at latest.

## FINANCIAL INFORMATION

H & M Hennes & Mauritz AB will provide the following information:

| | |
|---|---|
| 28 March 2007 | Three Month Report |
| 3 May 2007 | Annual General Meeting 2007 at 3 p.m, in Stockholm International Fairs in Stockholm |
| 20 June 2007 | Half Year Report |
| 26 September 2007 | Nine Month Report |
| 31 January 2008 | Full Year Report |
| 27 March 2008 | Three Month Report |
| 8 May 2008 | Annual General Meeting 2008 |

As previously, we plan to publish monthly sales figures on the 15th of the following month. If the 15th falls on a weekend, the sales figures will be published on the following weekday. However, the sales figures for February, May, August and December are planned to be published in each following interim report.

This information will be available at www.hm.com.

## CONTACT DETAILS

### Head Office

H & M HENNES & MAURITZ AB
Regeringsgatan 48
SE-106 38 Stockholm
Telephone: +46 (0)8-796 55 00

For information on H&M and addresses of the country offices visit www.hm.com.

### Contacts

Head Office

**Managing Director** Rolf Eriksen
**Finance** Leif Persson
**Expansion** Kent Gustafsson
**Investor Relations** Nils Vinge
**Accounts** Anders Jonasson
**Design** Margareta van den Bosch
**Buying** Madeleine Persson
**Production** Karl Gunnar Fagerlin
**Corporate Social Responsibility** Ingrid Schullström
**Marketing** Jörgen Andersson
**Communications** Kristina Stenvinkel
**Human Resources** Pär Darj
**IT** Kjell-Olof Nilsson
**Logistics** Danny Feltmann
**Security** Angelika Giese



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H&M

# H & M HENNES & MAURITZ AB

# FULL YEAR REPORT

## 1 December 2005 – 30 November 2006

- **Sales for the H&M Group excluding VAT for the financial year amounted to SEK 68,400 m (61,262), an increase of 12 per cent. In local currencies the increase was 11 per cent.**

- **Profit after financial items was SEK 15,808 m (13,553), an increase of 17 per cent. Group profit after tax was SEK 10,797 m (9,247), corresponding to SEK 13.05 (11.17) per share.**

- **Sales for the fourth quarter excluding VAT amounted to SEK 19,512 m (18,009), an increase of 8 per cent compared with the previous year. In local currencies the increase was 11 per cent.**

- **Profit after financial items for the fourth quarter was SEK 5,440 m (4,297), an increase of 27 per cent.**

- **For the financial year 2006/2007 a net contribution of 170 stores is planned.**

- **Launch of home textiles, H&M Home, with start within the online and catalogue sales, autumn 2007.**

- **The Board of Directors proposes a dividend of SEK 11.50 (9.50) per share.**

---

- **Sales in December 2006 increased by 16 per cent in local currencies compared to the same month previous year.**

**Sales**

Sales excluding VAT for the H&M Group for the financial year amounted to SEK 68,400 m (61,262), an increase of 12 per cent. The increase in local currencies was 11 per cent and 2 per cent in comparable stores. Sales including VAT amounted to SEK 80,081 m (71,886).

Sales excluding VAT for the fourth quarter amounted to SEK 19,512 m (18,009), an increase of 8 per cent. The increase in local currencies was 11 per cent and 2 per cent in comparable stores. Sales including VAT amounted to SEK 22,819 m (21,101). The reason behind the large percentage difference in the turnover increase between the Swedish krona and local currencies is that the Swedish krona has been strengthened in the fourth quarter compared to the corresponding quarter previous year.

During the financial year, the Group opened 168 stores (145). Of these stores, four were opened in collaboration with the franchisee Alshaya in the Middle East. During the year 16 (20) stores were closed. This corresponds to a net contribution of 152 stores (125). During the fourth quarter 86 (69) stores were opened and 5 (10) were closed. The total number of stores in the Group thus amounts to 1,345 (1,193).

**Results for the financial year**

Gross profit for the financial year amounted to SEK 40,664 m (36,182), which corresponds to 59.5 per cent (59.1) of sales.

The operating profit after deducting selling and administrative expenses was SEK 15,298 m (13,173). The result corresponds to an operating margin of 22.4 per cent (21.5).

Operating profit for the financial year has been charged with depreciation amounting to SEK 1,624 m (1,452).

Consolidated net interest income was SEK 510 m (380).

Profit after financial items amounted to SEK 15,808 m (13,553), an increase of 17 per cent.

Group profit after tax (average effective tax rate) of 31.7 per cent (31.8) for the financial year was SEK 10,797 m (9,247), corresponding to earnings per share of SEK 13.05 (11.17).

Return on shareholders' equity was 40.2 per cent (38.4) and return on capital employed was 58.7 per cent (56.3).

**Comments on the full year**

H&M's collections have been appreciated by the customers during the year. Comparable store sales have increased despite a non-optimal weather situation without price reductions and marketing costs exceeding normal levels.

The split of the buying department, into a buying unit and a production unit, has gradually led to more efficient buying. This has had a positive gross margin effect, mainly during the second half of the year 2006. Among other things, the selection of sourcing countries for different groups of goods has contributed to lower buying costs.

Well composed and good collections along with buying efficiencies, including improved logistics and a continued balanced cost development, have among other things contributed to the increase of the operating margin to 22.4 per cent (21.5).

The expansion of the online and catalogue sales outside the Nordic countries began during the autumn with Internet sales in the Netherlands. Demand from customers in the Netherlands has clearly exceeded expectations.

The profit before tax for the financial year was positively affected by currency effects of approximately SEK 127 m compared to the same period last year. These currency effects arise because of the development in exchange rates between the foreign subsidiaries' local currencies and the Swedish krona compared to the same period previous year.

**Results for the fourth quarter**

Gross profit for the fourth quarter amounted to SEK 12,059 m (10,803) which corresponds to a gross margin of 61.8 per cent (60.0).

Operating profit for the fourth quarter was SEK 5,278 m (4,205), corresponding to an operating margin of 27.1 per cent (23.4).

Profit after financial items was SEK 5,440 m (4,297), an increase of 27 per cent.

**Comments on the fourth quarter**

The garment mixes in the autumn collections were good and the collections have been well received. This continued into December. Price reductions in relation to sales in the fourth quarter were lower than in the same period last year, even though the price reductions for heavy knits and outdoor garments were higher.

The strengthening of the operating margin in the fourth quarter compared to the same quarter last year is mainly due to good collections, more efficient buying, a lower level of price reductions, a lower shrinkage and lower marketing costs. The marketing costs can vary during the year due to the present market situation. In the fourth quarter, the need for marketing activities was normal unlike the correspondent period last year when the need

In the quarter, four stores were opened in the Middle East in a franchising collaboration with Alshaya, three stores in Dubai and one in Kuwait. The reception in these markets has been good with a great interest from customers and media.

**Financial position and cash flow**

Consolidated total assets as of 30 November 2006 increased by 7 per cent and amounted to SEK 35,555 m (33,183).

During the financial year the Group generated a positive cash flow from running operations of SEK 12,055 m (10,135). Cash flow was affected by investments in fixed assets of SEK 1,982 m (2,453), financial investments with a duration of three to twelve months of SEK 2,398 m (3,100) and by dividends of SEK 7,861 m (6,619). Cash flow for the year amounted to SEK -201 m (-2,031). Liquid funds and short-term investments amounted to SEK 18,625 m (16,846).

The stock-in-trade increased by 6 per cent compared to the same time last year and amounted to SEK 7,220 m (6,841). This corresponds to 10.6 per cent (11.2) of sales excluding VAT. The stock-in-trade was 20.3 per cent (20.6) of total assets.

The equity/assets ratio was 78.1 per cent (78.1) and the share of risk-bearing capital was 80.0 per cent (80.2).

Shareholders' equity apportioned on the outstanding 827,536,000 shares on 30 November 2006 was SEK 33.57 (31.33).

**Expansion**

H&M's target is to increase the number of stores with 10-15 per cent each year and at the same time increase sales in existing stores.

For the financial year 2006/2007 a net contribution of 170 stores is planned. The majority of the expansion is planned in the USA, Spain, Italy, Germany, the United Kingdom and Canada.

The organisation is constantly prepared for continued growth both in existing and in new markets. During 2007, the work continues with this year's establishments in Hong Kong, Shanghai, Greece, Slovakia and the franchising opening in Qatar as well as the launch of Internet sales in Germany and Austria. Preparations for the opening in Tokyo, Japan in 2008 have also begun.

In order to facilitate the supply chain the concept of regional grouping is now used more and more. This implies that goods are purchased and allocated to a group (region) of sales countries rather than as before to each sales country. The goods are then split between the different sales countries based on demand in the respective market.

A review and refining of the Group structure have been initiated in order to facilitate the regional grouping and to support the strong expansion. Among other things the central functions for design, buying, production, logistics and stock keeping will be detached to a separate buying company during 2007 which will take over the responsibility for these functions.

As a way towards the regional grouping a new logistics facility is established in Poznan, Poland. Initially, it will serve the expansion of the non-Nordic online and catalogue sales as well as the stores in Poland with goods. Some logistic functions in Germany and the Netherlands will be replaced by a new distribution centre in Hamburg, Germany. Planning for a new joint logistics facility for France, Belgium, Italy and Greece is in progress.

H&M is launching home textiles. H&M Home is scheduled to be launched in the autumn 2007. The range will contain selected products for the home such as bedspreads, sheets, curtains, towels, blankets and cushions. Sales of H&M Home will initially start through online and catalogue sales in the Nordic region and in the Netherlands as well as through internet sales in Germany and in Austria.

During the spring of 2007 H&M will open a new store chain under the brand COS – Collection of Style. The stores will carry a range for women and men in a higher price segment. H&M aims to offer the best price for comparable goods also in this segment. The establishment is progressing as planned and some ten stores are scheduled to open during the year in the United Kingdom, Germany, the Netherlands and Belgium. The first COS store will open in March on Regent Street in London.

The launch of the extended shoe assortment for women is progressing as planned. The introduction will initially take place in approximately 200 H&M stores in the spring of 2007.

**Employees**

The average number of employees in the Group was 40,368 (34,614), of which 4,142 (3,872) in Sweden.

**The Parent Company**

The parent company achieved sales (including inter-company sales) excluding VAT during the financial year of SEK 6,221 m (5,654) with a result before balance sheet appropriations and tax of SEK 9,236 m (8,733), of which SEK 7,219 m (7,035) consisted of dividends from subsidiaries. Investments in fixed assets amounted to SEK 117 m (115).

**December 2006**

In local currencies, the sales in December increased by 16 per cent compared to the same month last year. Sales in comparable stores increased by 5 per cent.

## Dividend proposal

H&M's financial goal is to enable the company to continue enjoying good growth and to be prepared to exploit business opportunities. It is essential that the expansion, as in the past, proceeds with the same high degree of financial strength and continued freedom of action.

Based on this policy, the Board of Directors has determined that the total dividend should equal about half of the profit after tax. In addition, the Board may propose that the surplus liquidity can also be distributed. The Board of Directors will propose to the Annual General Meeting a dividend of SEK 11.50 per share (9.50).

## Annual General Meeting 2007

The Annual General Meeting 2007 will be held on Thursday 3 May, at 3 pm in the Victoria Hall, International Fairs, in Stockholm.

## Annual Report 2006

The Corporate Governance Report will be included in the Annual Report for 2006. The Annual Report is estimated to be published and distributed to shareholders during week 12, 2007. It will also be possible to download and order the Annual Report at www.hm.com.

## Accounting principles

With effect from 1 December 2005 the Group is applying International Financial Reporting Standards (IFRS). The report for the Group has been prepared in accordance with IAS 34: Interim Financial Reporting, which accords with the requirements set in Recommendation RR 31 of the Swedish Financial Accounting Standards Council on Interim Financial Reporting.

The accounting principles applied in this report is those described in the Annual Report for 2004/05 under the section Accounting principles (where applicable) as well as those in the section on Derivatives and hedge accounting below.

*Derivatives and hedge accounting*

The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments.

In previous years the Group has applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39, in contrast to what was stated in the Annual Report for 2004/05, Note 23: Effects of the transition to IFRS. Hedge accounting is judged to provide a more accurate picture of the Group's result.

In accordance with the exemption rule in IFRS 1, the information for the comparison year has not been converted in respect of IAS 39. The effects of the adoption of IFRS on the result and shareholders' equity as stated in the Annual Report for 2004/05 are thus no longer relevant.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at their fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged entry. As of 30 November 2006 SEK 113 m is included in current receivables and current liabilities in respect of hedge accounting.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 were affected by the adoption of IFRS.

*The Parent Company*
With effect from 1 December 2005 the parent company is applying Recommendation RR 32 (Accounting for Legal Entities) from the Swedish Financial Accounting Standards Council, which essentially means that IFRS is applied.

**Reporting dates**

| | |
|---|---|
| 28 March 2007 | Three Month Report, 1 Dec. 2006 – 28 Feb. 2007 |
| 3 May 2007 | Annual General Meeting 2007 at 3 pm, in the Victoria Hall, International Fairs, in Stockholm. |
| 20 June 2007 | Half Year Report, 1 Dec. 2006 -- 31 May 2007 |
| 26 September 2007 | Nine Month Report, 1 Dec. 2006 – 31 Aug. 2007 |
| 31 January 2008 | Full Year Report, 1 Dec. 2006 – 30 Nov. 2007 |
| 27 March 2008 | Three Month Report, 1 Dec. 2007 – 29 Feb. 2008 |
| 8 May 2008 | Annual General Meeting 2008 |

Stockholm, 25 January 2007
The Board of Directors

**Contact persons:**

| | |
|---|---|
| Nils Vinge, IR | +46-8-796 5250 |
| Leif Persson, CFO | +46-8-796 1300 |
| Rolf Eriksen, CEO | +46-8-796 5233 |
| Switchboard | +46-8-796 5500 |

Information about H&M and press images are available at www.hm.com

H & M Hennes & Mauritz AB (Publ.)
Head Office – A7, 106 38 Stockholm
Phone: +46-8-796 5500, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg .No 556042-7220

## GROUP CONSOLIDATED INCOME S
## SEK m

| | 1 Dec. 2005-<br>30 Nov. 2006 | 1 Dec. 2004-<br>30 Nov. 2005 | 1 Sept.<br>30 Nov. |
|---|---|---|---|
| Sales including VAT | 80 081 | 71 886 | 2 |
| Sales excluding VAT | 68 400 | 61 262 | 1 |
| Cost of goods sold | -27 736 | -25 080 | - |
| **GROSS PROFIT** | **40 664** | **36 182** | **1** |
| | | | |
| Selling expenses | -23 971 | -21 801 | - |
| Administrative expenses | -1 395 | -1 208 | |
| **OPERATING PROFIT** | **15 298** | **13 173** | |
| | | | |
| Interest income | 515 | 384 | |
| Interest expense | -5 | -4 | |
| **PROFIT AFTER FINANCIAL ITEMS** | **15 808** | **13 553** | |
| | | | |
| Tax | -5 011 | -4 306 | - |
| **PROFIT FOR THE YEAR** | **10 797** | **9 247** | |
| | | | |
| Earnings per share, SEK (before and after dilution) | *13.05* | *11.17* | |
| Average number of shares, thousand, (before and after dilution) | 827 536 | 827 536 | 82 |
| | | | |
| Depreciation, total | 1 624 | 1 452 | |
| of which cost of goods sold | 172 | 155 | |
| of which selling expenses | 1 374 | 1 227 | |
| of which administrative expenses | 78 | 70 | |

# GROUP BALANCE SHEET
## 30 November
(SEK m)

| ASSETS | 2006 | 2005 |
| --- | --- | --- |
| FIXED ASSETS | | |
| **Intangible assets** | | |
| Leasehold rights | **222** | **250** |
| **Tangible fixed assets** | | |
| Buildings and land | 420 | 467 |
| Equipment, tools, fixtures and fittings | 7 134 | 7 152 |
| | **7 554** | **7 619** |
| **Long-term receivables** | **155** | **149** |
| **Deferred tax receivables** | **102** | **59** |
| TOTAL FIXED ASSETS | **8 033** | **8 077** |
| CURRENT ASSETS | | |
| **Stock-in-trade** | **7 220** | **6 841** |
| **Short-term receivables** | | |
| Accounts receivable | 865 | 763 |
| Other receivables | 249 | 148 |
| Prepaid expenses | 563 | 508 |
| | **1 677** | **1 419** |
| **Short-term investments** | **8 748** | **6 350** |
| **Liquid funds** | **9 877** | **10 496** |
| TOTAL CURRENT ASSETS | **27 522** | **25 106** |
| TOTAL ASSETS | **35 555** | **33 183** |

# GROUP BALANCE SHEET
## 30 November
(SEK m)

| EQUITY AND LIABILITIES | 2006 | 2005 |
|---|---|---|
| **EQUITY** | | |
| Share capital | 207 | 207 |
| Reserves | 22 | 1 103 |
| Retained earnings | 16 753 | 15 367 |
| Profit for the year | 10 797 | 9 247 |
| **TOTAL EQUITY** | **27 779** | **25 924** |
| | | |
| **Long-term liabilities*** | | |
| Provisions for pensions | 130 | 78 |
| Deferred tax liabilites | 650 | 697 |
| | **780** | **775** |
| | | |
| **Short-term liabilities*** | | |
| Accounts payable | 1 942 | 1 308 |
| Tax liabilities | 1 224 | 1 720 |
| Other liabilities | 1 560 | 1 285 |
| Accrued expenses | 2 270 | 2 171 |
| | **6 996** | **6 484** |
| | | |
| **TOTAL LIABILITIES** | **7 776** | **7 259** |
| | | |
| **TOTAL EQUITY AND LIABILITIES** | **35 555** | **33 183** |

*Only provisions for pensions are interest bearing.

# GROUP CHANGE IN EQUITY
# (SEK m)

All shareholders' equity is attribute to the parent company's shareholders since there are no minority interests.

| | Share capital | Reserves, translation effects | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2004* | 207 | - | 21 986 | 22 193 |
| Translation effects for the year | - | 1 103 | - | 1 103 |
| Income and expenses accounted direct on shareholders' equity | - | 1 103 | - | 1 103 |
| Profit for the year | - | - | 9 247 | 9 247 |
| Total income and expenses | - | 1 103 | 9 247 | 10 350 |
| Dividend | - | - | -6 619 | -6 619 |
| **Shareholders' equity, 30 November 2005** | **207** | **1 103** | **24 614** | **25 924** |

| | Share capital | Reserves, translation effects | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Shareholders' equity, 1 December 2005 | 207 | 1 103 | 24 614 | 25 924 |
| Translation effects for the year | - | -1 081 | - | -1 081 |
| Income and expenses accounted direct on shareholders' equity | - | -1 081 | - | -1 081 |
| Profit for the year | - | | 10 797 | 10 797 |
| Total income and expenses | - | -1 081 | 10 797 | 9 716 |
| Dividend | - | - | -7 861 | -7 861 |
| **Shareholders' equity 30 November 2006** | **207** | **22** | **27 550** | **27 779** |

* The translation effects opening balance, 1 December 2004 is placed on zero, with reference to the transitional rules according to IFRS.

# GROUP CASH FLOW ANALYSIS
## 1 December - 30 November
## (SEK m)

| | 2006 | 2005 |
|---|---|---|
| Profit after financial items* | 15 808 | 13 553 |
| Provisions for pensions | 52 | 18 |
| Depreciation | 1 624 | 1 452 |
| Tax paid | -5 565 | -3 796 |
| **Cash flow from current operations before changes in working capital** | **11 919** | **11 227** |
| | | |
| **Cash flow from changes in working capital** | | |
| Current receivables | -317 | -117 |
| Stock-in-trade | -748 | -1 365 |
| Current liabilities | 1 201 | 390 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **12 055** | **10 135** |
| | | |
| **Investment activities** | | |
| Investments in leashold rights | -30 | -177 |
| Sales of and investments in buildings and land | 6 | -22 |
| Investments in fixed assets | -1 958 | -2 254 |
| Change in financial investments, 3-12 months | -2 398 | -3 100 |
| Other investments | -15 | 6 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **-4 395** | **-5 547** |
| | | |
| **Financing activities** | | |
| Dividend | -7 861 | -6 619 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **-7 861** | **-6 619** |
| | | |
| **CASH FLOW FOR THE YEAR** | **-201** | **-2 031** |
| | | |
| **Liquid funds at beginning of year** | **10 496** | **11 801** |
| | | |
| Cash flow for the year | -201 | -2 031 |
| | | |
| Exchange rate effect | -418 | 726 |
| | | |
| **Liquid funds at the end of year** | **9 877** | **10 496** |

* Interest paid amounts for the Group to SEK 5 m (5).
Received interest amounts for the Group to SEK 487 m (388).

| The financial year | 2005/2006 | 2004/2005 | 20 |
|---|---|---|---|
| Sales including VAT, SEK m | 80 081 | 71 886 | |
| Sales excluding VAT, SEK m | 68 400 | 61 262 | |
| Change from previous year, % | 12 | 14 | |
| Operating profit, SEK m | 15 298 | 13 173 | |
| Operating margin, % | 22.4 | 21.5 | |
| Depreciation for the year, SEK m | 1 624 | 1 452 | |
| Profit after financial items, SEK m | 15 808 | 13 553 | |
| Profit after tax, SEK m | 10 797 | 9 247 | |
| Liquid funds and short-term investments, SEK m | 18 625 | 16 846 | |
| Stock-in-trade, SEK m | 7 220 | 6 841 | |
| Equity, SEK m | 27 779 | 25 924 | |
| Number of shares (thousand) (before and after dilution) | 827 536 | 827 536 | [illegible] |
| Earnings per share, SEK (before and after dilution) | 13.05 | 11.17 | |
| Shareholders' equity per share, SEK (before and after dilution) | 33.57 | 31.33 | |
| Return on shareholders' equity, % | 40.2 | 38.4 | |
| Return on capital employed, % | 58.7 | 56.3 | |
| Share of risk-bearing capital, % | 80.0 | 80.2 | |
| Equity/assets ratio, % | 78.1 | 78.1 | |
| Total number of stores | 1 345 | 1 193 | |
| Average number of employees | 40 368 | 34 614 | |

Definition on key figures see Annual Report.

The International Financial Standards (IFRS) are being applied from 2005/2006. The restatement of the 2004/2005 fig adjustment. Years 2001/2002-2003/2004 have been reported according to the previously applied principles based on t Council's recommendations.

## SALES BY COUNTRY AND NUMBER OF STORES

### 1 December 2005 - 30 November 2006

| SEK m | Sales 2006 incl. VAT | Sales 2005 incl. VAT | Change SEK % | Change local currency % | No. of 30 Novembe |
|---|---|---|---|---|---|
| Sweden | 6 690 | 6 190 | 8 | 8 | |
| Norway | 4 840 | 4 641 | 4 | 3 | |
| Denmark | 3 293 | 3 000 | 10 | 9 | |
| United Kingdom | 6 769 | 6 139 | 10 | 9 | |
| Switzerland | 4 045 | 3 872 | 4 | 6 | |
| Germany | 20 181 | 19 574 | 3 | 3 | |
| Netherlands | 4 990 | 4 346 | 15 | 14 | |
| Belgium | 2 777 | 2 521 | 10 | 9 | |
| Austria | 4 286 | 4 279 | 0 | 0 | |
| Luxembourg | 310 | 300 | 3 | 2 | |
| Finland | 1 988 | 1 792 | 11 | 11 | |
| France | 5 943 | 5 228 | 14 | 13 | |
| USA | 5 109 | 4 033 | 27 | 25 | |
| Spain | 3 845 | 2 894 | 33 | 32 | |
| Poland | 1 208 | 787 | 54 | 47 | |
| Czech Republic | 513 | 362 | 42 | 33 | |
| Portugal | 425 | 307 | 38 | 38 | |
| Italy | 996 | 598 | 67 | 65 | |
| Canada | 1 027 | 619 | 66 | 53 | |
| Slovenia | 354 | 259 | 37 | 36 | |
| Ireland | 327 | 134 | 144 | 142 | |
| Hungary | 93 | 11 | 747 | 833 | |
| Franchise | 72 | | | | |
| Total | 80 081 | 71 886 | 11 | 11 | |

# SALES BY COUNTRY AND NUMBER OF STORES

## 1 September 2006 - 30 November 2006

| SEK m | Sales 2006 incl. VAT | Sales 2005 incl. VAT | Change SEK % | Change local currency % | 30 N |
|---|---|---|---|---|---|
| Sweden | 1 880 | 1 740 | 8 | 8 | |
| Norway | 1 326 | 1 320 | 0 | 7 | |
| Denmark | 927 | 878 | 6 | 8 | |
| United Kingdom | 1 998 | 1 914 | 4 | 5 | |
| Switzerland | 1 116 | 1 107 | 1 | 5 | |
| Germany | 5 488 | 5 491 | 0 | 2 | |
| Netherlands | 1 470 | 1 324 | 11 | 13 | |
| Belgium | 745 | 721 | 3 | 6 | |
| Austria | 1 201 | 1 230 | -2 | 0 | |
| Luxembourg | 85 | 86 | -1 | 2 | |
| Finland | 525 | 495 | 6 | 10 | |
| France | 1 750 | 1 585 | 10 | 13 | |
| USA | 1 508 | 1 259 | 20 | 28 | |
| Spain | 1 154 | 891 | 30 | 32 | |
| Poland | 381 | 261 | 46 | 46 | |
| Czech Republic | 151 | 115 | 31 | 28 | |
| Portugal | 127 | 96 | 32 | 35 | |
| Italy | 349 | 227 | 54 | 56 | |
| Canada | 365 | 204 | 79 | 81 | |
| Slovenien | 112 | 83 | 35 | 36 | |
| Ireland | 93 | 63 | 48 | 50 | |
| Hungary | 39 | 11 | 255 | 297 | |
| Franchise | 29 | | | | |
| Total | 22 819 | 21 101 | 8 | 11 | |

# SEGMENT REPORTING, SEK m

| | 1 Dec. 2005-30 Nov. 2006 | 1 Dec. 2004-30 Nov. 2005 | 1 Sept.2006-30 Nov. 2006 | 1 Sept 2005-30 Nov. 2005 |
|---|---|---|---|---|
| **Nordic Region** | | | | |
| Net sales | 13 499 | 12 556 | 3 738 | 3 568 |
| Operating profit | 3 655 | 3 020 | 1 099 | 826 |
| Operating margin, % | 27.1 | 24.1 | 29.4 | 23.2 |
| | | | | |
| Assets | 12 065 | 13 482 | | |
| Liabilities* | 2 470 | 1 744 | | |
| Investments | 209 | 229 | | |
| Depreciation | 219 | 204 | | |
| **Eurozone excluding Finland** | | | | |
| Net sales | 37 507 | 34 197 | 10 604 | 9 965 |
| Operating profit | 8 565 | 7 854 | 2 801 | 2 417 |
| Operating margin, % | 22.8 | 23.0 | 26.4 | 24.3 |
| | | | | |
| Assets | 15 889 | 12 645 | | |
| Liabilities* | 2 373 | 1 918 | | |
| Investments | 985 | 1 282 | | |
| Depreciation | 797 | 728 | | |
| **Rest of the World** | | | | |
| Net sales | 17 394 | 14 509 | 5 170 | 4 476 |
| Operating profit | 3 078 | 2 299 | 1 378 | 962 |
| Operating margin, % | 17.7 | 15.8 | 26.7 | 21.5 |
| | | | | |
| Assets | 7 499 | 6 997 | | |
| Liabilities* | 1 059 | 1 181 | | |
| Investments | 788 | 942 | | |
| Depreciation | 608 | 520 | | |
| **Total** | | | | |
| Net sales | 68 400 | 61 262 | 19 512 | 18 009 |
| Operating profit | 15 298 | 13 173 | 5 278 | 4 205 |
| Operating margin, % | 22.4 | 21.5 | 27.1 | 23.4 |
| | | | | |
| Assets excl. taxes recoverable | 35 453 | 33 124 | | |
| Liabilities* | 5 902 | 4 843 | | |
| Investments | 1 982 | 2 453 | | |
| Depreciation | 1 624 | 1 452 | | |

Internal follow-up is carried out by country. To present the information by segments in a comprehensive way the countries are divided into three geografical regions: the Nordic Region, the Eurozone excluding Finland and the Rest of the World. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

* Liabilities excluding tax liability and shareholders' equity.

H&M

# NINE MONTH REPORT

1 December 2005 – 31 August 2006

- **Sales for the H&M Group excluding VAT for the first nine months amounted to SEK 48,888 m (43,253), an increase of 13 per cent. With comparable exchange rates, the increase was 11 per cent.**

- **Profit after financial items for the first nine months amounted to SEK 10,368 m (9,256), an increase of 12 per cent. Group profit after tax was SEK 6,998 m (6,016), corresponding to SEK 8.46 (7.27) per share.**

- **Sales for the third quarter excluding VAT amounted to SEK 16,754 m (15,158), an increase of 11 per cent compared with the previous year. Also with comparable exchange rates the increase was 11 per cent.**

- **Profit after financial items for the third quarter was SEK 3,768 m (3,324), an increase of 13 per cent.**

- **The increase in sales for the month of August was 15 per cent with comparable exchange rates compared to August previous year.**

- **Successful start of H&M's online sales in the Netherlands.**

- **Online sales to begin in Germany and Austria, autumn 2007.**

## Sales

Sales excluding VAT for the H&M Group increased by 13 per cent in the first nine months (with comparable exchange rates, 11 per cent, of which 2 per cent in comparable stores) and amounted to SEK 48,888 m (43,253). Sales including VAT amounted to SEK 57,262 m (50,785).

Sales excluding VAT for the third quarter increased by 11 per cent (with comparable exchange rates, 11 per cent, of which 3 per cent in comparable stores) and amounted to SEK 16,754 m (15,158). Sales including VAT amounted to SEK 19,607 m (17,805).

With comparable exchange rates, the sales in August increased by 15 per cent compared to the same month last year. Sales in comparable stores increased by 5 per cent.

During the first nine months, the Group opened 82 stores (76); 14 in the USA, twelve in Germany, eight in Spain, seven each in France and Canada, six in the Netherlands, five in Poland, four in the United Kingdom, three each in Switzerland, Austria and Italy, two each in Sweden, Belgium and Portugal and one each in the Czech Republic, Slovenia, Ireland and Hungary.
Eleven stores were closed (10). The total number of stores in the Group thus amounts to 1,264 (1,134).

## Results for nine months

Gross profit for the first nine months amounted to SEK 28,605 m (25,379), which corresponds to 58.5 per cent (58.7) of sales.

The operating profit after deducting selling and administrative expenses was SEK 10,020 m (8,968). The result corresponds to an operating margin of 20.5 per cent (20.7).

Operating profit for the first nine months has been charged with depreciation amounting to SEK 1,233 m (1,059).

Consolidated net interest income during the first nine months was SEK 348 m (288).

Profit after financial items amounted to SEK 10,368 m (9,256), an increase of 12 per cent.

Group profit after tax (estimated average effective tax rate) of 32.5 per cent (35) for the nine-month period was SEK 6,998 m (6,016), corresponding to earnings per share of SEK 8.46 (7.27).

The estimated tax rate for the financial year amounts to 32.5 per cent, which is 2.5 percentage units lower than previous standard. The decrease is mainly due to lowered tax rates in a number of sales countries.

Return on shareholders' equity (rolling 12 months) was 43.7 per cent (41.5) and return on capital employed (rolling 12 months) was 62.7 per cent (63.0).

The result of the nine month period before tax was positively affected by currency effects of about SEK 210 m compared to the same period last year. These currency effects arise because of the development in the exchange rates between the foreign subsidiaries' local currencies and the Swedish Krona compared to the same period previous year.

**Results for the third quarter**

Gross profit for the third quarter amounted to SEK 9,917 m (8,909) which corresponds to a gross margin of 59.2 per cent (58.8).

Operating profit for the third quarter was SEK 3,648 m (3,238) corresponding to an operating margin of 21.8 per cent (21.4).

Profit after financial items was SEK 3,768 m (3,324) an increase of 13 per cent.

**Comments on the third quarter**

The bought-in margin has been improved by 0.7 percentage units compared to the same period last year, mainly due to a more efficient purchasing process that has led to lower buying prices. The price reductions have been higher than the third quarter last year since the stock level, as previously notified, was marginally higher than planned at the beginning of the quarter. The effect of the price reductions has reduced the gross margin by 0.3 percentage units compared to the same period last year. All together the total improvement of the gross margin was 0.4 percentage units.

The stock-in-trade, at the end of the period, is considered to be well balanced both in terms of volume and content.

In the beginning of August, online sales were introduced in the Netherlands. The response was very positive and beyond H&M's expectations.

**Events after the end of the quarter**

Three franchise stores have opened in Dubai and one in Kuwait during the month of September. Sales have so far been very satisfactory.

## Financial position and cash flow

Consolidated total assets, as of 31 August 2006, increased by 11 per cent compared to the same time last year and amounted to SEK 31,756 m (28,673).

During the first nine months the Group generated a cash flow of SEK -2,520 m (948). Cash flow was affected by dividends of SEK -7,861 m (-6,620) and by increased financial investments with a duration of three to twelve months of SEK -662 m. During the corresponding period last year SEK 3,250 m was retransferred from financial investments to liquid funds.

Financial assets and short-term investments amounted to SEK 14,696 m (13,249).

The stock-in-trade increased by 19 per cent compared to the same time last year and amounted to SEK 7,812 m (6,571). This corresponds to 11.7 per cent (11.1) of sales excluding VAT rolling twelve months. The stock-in-trade was 24.6 per cent (22.9) of total assets.

Investments in fixed assets during the first nine months amounted to SEK 1,263 m (1,514).

The equity/assets ratio was 76.8 per cent (78.0) and the share of risk-bearing capital was 79.0 per cent (81.5).

Shareholders' equity apportioned on the outstanding 827,536,000 shares on 31 August 2006 was SEK 29.48 (27.03).

All figures within parenthesis refer to the corresponding period or point of time previous year.

## Expansion

During the fourth quarter approximately 80 stores net are estimated to be added mainly in the USA, France, Spain, Canada, the United Kingdom and Germany. During the corresponding period last year 59 stores net were added.

The extension of H&M's online and catalogue sales continues. During autumn 2007, Germany and Austria will be added as new markets.

The preparations for the first store openings in Shanghai, Hong Kong, Greece and Slovakia and the launch of H&M's shoe assortment in 200 H&M stores, during spring 2007, progress according to plan. H&M has extended the franchise co-operation with Alshaya to also include Qatar to open in spring 2007.

As previously notified, H&M will open a niched store chain for women and men under a separate brand name during spring 2007. The establishment continues according to plan and around ten stores are planned to open during 2007 in selected H&M markets.

**The Parent Company**

The parent company achieved sales (including inter-company sales) during the first nine months of SEK 5,524 (5,063) with an estimated result before balance sheet appropriations of SEK 3,825 m (6,810), of which SEK 2,364 m (5,575) consisted of dividends from subsidiaries. Investments in fixed assets amounted to SEK 73 m (69).

**Election Committee**

H&M's Election Committee consists of:

Stefan Persson, Chairman of the board of H&M, representing Stefan Persson
Lottie Tham, representing Lottie Tham
Tomas Nicolin, representing Alecta
Mats Lagerqvist, representing Robur fonder
Björn Lind, representing SEB fonder
Joachim Spetz, representing Handelsbanken fonder

The period of mandate for the Election Comittee extends to the point that a new Election Committee has been appointed.

Proposals from shareholders for the Election Committee may be sent either to individual members of the Election Committee or directly to the company for forwarding to the Committee, by e-mail to valberedningen@hm.com or alternatively to the following postal address: H & M Hennes & Mauritz AB, Att. Carola Echarti-Ardéhn, Salénhuset/HO, 106 38 Stockholm, Sweden.

**Accounting principles**

With effect from 1 December 2005 the Group is applying International Financial Reporting Standards (IFRS). This report for the Group has been prepared in accordance with IAS 34: Interim Financial Reporting, which accords with the requirements set in Recommendation RR 31 of the Swedish Financial Accounting Standards Council on Interim Financial Reporting.

The accounting principles applied in this interim report is those described in the Annual Report for 2004/05 under the section Accounting principles (where applicable) as well as those in the section on Derivatives and hedge accounting below.

According to IFRS 1, the report is to be prepared in accordance with the IFRS standards effective on 30 November 2006. Moreover, these standards shall have been approved by the EU. The reported effects of the adoption of IFRS are therefore provisional and based on current IFRS standards and interpretations thereof, which may be changed before 30 November 2006 with subsequent consequences for the amounts reported.

*Derivatives and hedge accounting*
The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments. In previous years the Group has applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39, in contrast to what was stated in the Annual Report for 2004/05, Note 23: Effects of the transition to IFRS. Hedge accounting is judged to provide a more accurate picture of the Group's result. In accordance with the exemption rule in IFRS 1, the information for the comparison year has not been converted in respect of IAS 39. The effects of the adoption of IFRS on the result and shareholders' equity as stated in the Annual Report for 2004/05 are thus no longer relevant.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at their fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged entry. As of 31 August 2006 SEK 43 m is included in current receivables and current liabilities in respect of hedge accounting.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 is affected by the adoption of IFRS.

*The Parent Company*
With effect from 1 December 2005 the parent company is applying Recommendation RR 32 (Accounting for Legal Entities) from the Swedish Financial Accounting Standards Council, which essentially means that IFRS will be applied, but with certain exceptions.

**Reporting dates**

The Full-Year results for the financial year 2005/2006 will be published on 25 January 2007.

The three month results for 2006/2007 will be published on 28 March 2007.

The Annual General Meeting takes place on 3 May 2007.

Stockholm, 27 September 2006

The Board of Directors

**Review report**

We have reviewed the interim report for H&M Hennes & Mauritz AB (publ) for the period 1 December 2005 – 31 August 2006. It is the responsibility of the Board of Directors to prepare and present this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express an opinion on the interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements *SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope compared with the focus and scope of an audit conducted in accordance with the Standards on Auditing in Sweden (RS) and the generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the opinion expressed based on a review does not give the same level of assurance as an opinion expressed on the basis of an audit.

On the basis of our review, nothing has come to our attention that causes us to believe that the interim report, in all material aspects, was not prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 27 September 2006

Erik Åström
Authorised Public Accountant

Åsa Lundvall
Authorised Public Accountant

**Contact persons:**

| | |
|---|---|
| Nils Vinge, IR | +46-8-796 5250 |
| Leif Persson, CFO | +46-8-796 1300 |
| Rolf Eriksen, CEO | +46-8-796 5233 |
| Switchboard | +46-8-796 5500 |

Information about H&M and press images are available at www.hm.com

H & M Hennes & Mauritz AB (Publ.)
Head Office – A7, 106 38 Stockholm
Phone: +46-8-796 5500, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg .No 556042-7220

# CONSOLIDATED INCOME STATEMENT
(SEK m)

| | 1 December 2005-<br>31 August 2006 | 1 December 2004-<br>31 August 2005 | 1 June 2(<br>31 August 2 |
|---|---|---|---|
| Sales including VAT | 57 262 | 50 785 | 19 |
| Sales excluding VAT | 48 888 | 43 253 | 16 |
| Cost of goods sold | -20 283 | -17 874 | -6 |
| **GROSS PROFIT** | 28 605 | 25 379 | 9 |
| Selling expenses | -17 558 | -15 528 | -5 |
| Administrative expenses | -1 027 | -883 | - |
| **OPERATING PROFIT** | 10 020 | 8 968 | 3 |
| Profit from financial investments | | | |
| Interest income | 351 | 291 | |
| Interest expenses | -3 | -3 | |
| **PROFIT AFTER FINANCIAL ITEMS** | 10 368 | 9 256 | 3 |
| Tax | -3 370 | -3 240 | -1 |
| **PROFIT FOR THE PERIOD** | 6 998 | 6 016 | 2 |
| Earnings per share, before and after dilution | *8.46* | *7.27* | [illegible] |
| Average number of shares, before and after dilution | 827 536 000 | 827 536 000 | 827 536 |
| Depreciation, total | 1 233 | 1 059 | |
| of which cost of goods sold | 129 | 113 | |
| of which selling expenses | 1 045 | 895 | |
| of which administrative expenses | 59 | 51 | |

## CONSOLIDATED BALANCE SHEET
(SEK m)

| | 31 August 2006 | 31 August 2005 | 30 November 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| **Fixed assets** | | | |
| Intangible assets | 270 | 285 | 250 |
| Tangible assets | 7 316 | 7 089 | 7 619 |
| Financial assets | 188 | 168 | 208 |
| Total fixed assets | 7 774 | 7 542 | 8 077 |
| **Current assets** | | | |
| Stock-in-trade | 7 812 | 6 571 | 6 841 |
| Current receivables | 1 474 | 1 311 | 1 419 |
| Short-term investments, 3-12 months | 7 012 | - | 6 350 |
| Liquid funds | 7 684 | 13 249 | 10 496 |
| Total current assets | 23 982 | 21 131 | 25 106 |
| **Total assets** | **31 756** | **28 673** | **33 183** |
| **Equity and liabilities** | | | |
| Equity | 24 395 | 22 367 | 25 924 |
| Long-term liabilities * | 783 | 1 095 | 775 |
| Short-term liabilities ** | 6 578 | 5 211 | 6 484 |
| **Total equity and liabilities** | **31 756** | **28 673** | **33 183** |

* Refers to deferred tax debts and allocation to pensions.

** No liabilities are interest bearing.

## CHANGE IN EQUITY
(SEK m)

| | 1 December 2005-31 August 2006 | 1 December 2004-31 August 2005 | 1 December 2004-30 November 2005 |
|---|---|---|---|
| Equity, opening balance | 25 924 | 22 193 | 22 193 |
| Dividend | -7 861 | -6 619 | -6 619 |
| Currency translation effects etc. | -666 | 777 | 1 103 |
| Profit for the period | 6 998 | 6 016 | 9 247 |
| Equity, closing balance | 24 395 | 22 367 | 25 924 |

# GROUP CASH FLOW ANALYSIS
(SEK m)

| CURRENT OPERATIONS | 1 December 2005- 31 August 2006 | 1 December 2004- 31 August 2005 |
|---|---|---|
| Profit after financial items* | 10 368 | 9 256 |
| Provisions for pensions | 15 | 10 |
| Depreciation | 1 233 | 1 058 |
| Tax paid | -4 077 | -2 767 |
| **Cash flow from current operations before changes in working capital** | **7 539** | **7 557** |
| **Cash flow from changes in working capital** | | |
| Current receivables | -48 | -46 |
| Stock-in-trade | -1 175 | -1 249 |
| Current liabilities | 935 | -455 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **7 251** | **5 807** |
| **INVESTMENT ACTIVITIES** | | |
| Investments in intangible assets | -61 | -209 |
| Investments in tangible assets | -1 202 | -1 305 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **-1 263** | **-1 514** |
| **FINANCING ACTIVITIES** | | |
| Financial investments, 3-12 months | -662 | 3 250 |
| Financial fixed assets | 15 | 25 |
| Dividend | -7 861 | -6 620 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **-8 508** | **-3 345** |
| **CASH FLOW FOR THE PERIOD** | **-2 520** | **948** |
| Liquid funds, opening balance (incl. short-term investments, 0-3 months) | **10 496** | **11 801** |
| Cash flow for the period | -2 520 | 948 |
| Changes in exchange rates | -292 | 499 |
| Liquid funds, closing balance (incl. short-term investments, 0-3 months) | 7 684 | 13 248 |

* Interest paid amounts to SEK 3.0 (2.4)

# FIVE YEAR SUMMARY (SEK m)

| Nine months | 31 August 2006 | 31 August 2005 | 31 August 20 |
|---|---|---|---|
| Sales including VAT | 57 262 | 50 785 | 44 3 |
| Sales excluding VAT | 48 888 | 43 253 | 37 8 |
| Change from previous year, % | 13.0 | 14.4 | 1 |
| Operating profit | 10 020 | 8 968 | 6 7 |
| Operating margin, % | 20.5 | 20.7 | 1 |
| | | | |
| Depreciation for the period | 1 233 | 1 059 | 9 |
| Profit after financial items | 10 368 | 9 256 | 6 9 |
| Profit after tax | 6 998 | 6 016 | 4 5 |
| Number of shares (thousand) | 827 536 | 827 536 | 827 5 |
| Earnings per share, SEK (before and after dilution) | 8.46 | 7.27 | 5. |
| Shareholders' equity per share, SEK | 29.48 | 27.03 | 24. |
| Debt/equity ratio, % | 0 | 0 | [illegible] |
| Share of risk-bearing capital, % | 79.0 | 81.5 | 8 |
| Equity/assets ratio, % | 76.8 | 78.0 | 7 |
| Liquid funds (including short-term investments) | 14 696 | 13 249 | 11 1 |
| Stock-in-trade | 7 812 | 6 571 | 6 3 |
| Equity | 24 395 | 22 367 | 19 8 |
| Total number of stores | 1 264 | 1 134 | 1 0 |
| **Rolling, twelve months** | | | |
| Earnings per share, SEK (before and after dilution) | 12.36 | 10.60 | 8. |
| Return on shareholders' equity, % | 43.7 | 41.5 | 3 |
| Return on capital employed, % | 62.7 | 63.0 | 5 |

Definition on key figures see Annual Report.

The International Financial Reporting Standards (IFRS) are beeing applied from 2005/2006. The restatement of the 2004/2005 figures according to IF
Years 2001/2002 - 2003/2004 have been reported according to the previously applied principles based on the Swedish Financial Accounting

# SALES BY COUNTRY AND NUMBER OF STORES

**1 December 2005 - 31 August 2006**

| SEK m | Sales 2006 incl. VAT | Sales 2005 incl. VAT | Change SEK % | Change local currency % | I 31 / |
|---|---|---|---|---|---|
| Sweden | 4 855 | 4 450 | 8 | 8 | |
| Norway | 3 514 | 3 321 | 6 | 2 | |
| Denmark | 2 365 | 2 122 | 11 | 10 | |
| United Kingdom | 4 771 | 4 225 | 13 | 11 | |
| Switzerland | 2 929 | 2 765 | 6 | 6 | |
| Germany | 14 693 | 14 083 | 4 | 3 | |
| Netherlands | 3 520 | 3 022 | 16 | 15 | |
| Belgium | 2 031 | 1 800 | 13 | 11 | |
| Austria | 3 085 | 3 049 | 1 | -1 | |
| Luxembourg | 225 | 214 | 5 | 3 | |
| Finland | 1 463 | 1 297 | 13 | 11 | |
| France | 4 193 | 3 643 | 15 | 13 | |
| USA | 3 601 | 2 774 | 30 | 23 | |
| Spain | 2 691 | 2 003 | 34 | 32 | |
| Poland | 827 | 526 | 57 | 47 | |
| Czech Republic | 362 | 247 | 47 | 36 | |
| Portugal | 298 | 211 | 41 | 39 | |
| Italy | 647 | 371 | 74 | 72 | |
| Canada | 662 | 415 | 60 | 40 | |
| Slovenia | 242 | 176 | 38 | 36 | |
| Ireland | 234 | 71 | 230 | 226 | |
| Hungary | 54 | | | | |
| Total | 57 262 | 50 785 | 13 | 11 | |

# SALES BY COUNTRY AND NUMBER OF STORES

**1 June 2006 - 31 August 2006**

| SEK m | Sales 2006 incl. VAT | Sales 2005 incl. VAT | Change SEK % | Change local currency % | 31 / |
|---|---|---|---|---|---|
| Sweden | 1 673 | 1 528 | 7 | 7 | |
| Norway | 1 215 | 1 249 | -3 | -2 | |
| Denmark | 788 | 728 | 8 | 10 | |
| United Kingdom | 1 614 | 1 467 | 10 | 12 | |
| Switzerland | 1 011 | 938 | 8 | 10 | |
| Germany | 4 975 | 4 836 | 3 | 4 | |
| Netherlands | 1 214 | 1 052 | 15 | 17 | |
| Belgium | 689 | 636 | 8 | 10 | |
| Austria | 1 043 | 1 047 | 0 | 1 | |
| Luxembourg | 76 | 74 | 3 | 4 | |
| Finland | 528 | 489 | 8 | 9 | |
| France | 1 418 | 1 272 | 11 | 13 | |
| USA | 1 256 | 1 023 | 23 | 28 | |
| Spain | 933 | 722 | 29 | 30 | |
| Poland | 299 | 189 | 58 | 56 | |
| Czech Republic | 123 | 89 | 38 | 31 | |
| Portugal | 103 | 77 | 34 | 34 | |
| Italy | 207 | 132 | 57 | 58 | |
| Canada | 252 | 163 | 55 | 47 | |
| Slovenia | 89 | 65 | 37 | 40 | |
| Ireland | 78 | 29 | 169 | 10 | |
| Hungary | 23 | | | | |
| Total | 19 607 | 17 805 | 10 | 11 | |

# SEGMENT REPORTING

REPORTING BY REGION, SEK m

| | 1 December 2005-<br>31 August 2006 | 1 December 2004-<br>31 August 2005 | 1 June 2006-<br>31 August 2006 | 1 June<br>31 Augus |
|---|---|---|---|---|
| **Nordic Region** | | | | |
| Sales including VAT | 12 211 | 11 190 | 4 218 | |
| Net sales | 9 816 | 8 988 | 3 396 | |
| Operating profit | 2 556 | 2 194 | 1 144 | |
| Operating margin, % | 26.0 | 24.4 | 33.7 | |
| | | | | |
| **Eurozone excl. Finland** | | | | |
| Sales including VAT | 31 603 | 28 467 | 10 723 | |
| Net sales | 26 891 | 24 232 | 9 124 | |
| Operating profit | 5 764 | 5 437 | 1 933 | |
| Operating margin, % | 21.4 | 22.4 | 21.2 | |
| | | | | |
| **Rest of the World** | | | | |
| Sales including VAT | 13 448 | 11 128 | 4 666 | |
| Net sales | 12 181 | 10 033 | 4 234 | |
| Operating profit | 1 700 | 1 337 | 571 | |
| Operating margin, % | 14.0 | 13.3 | 13.5 | |
| | | | | |
| **Total** | | | | |
| Sales including VAT | 57 262 | 50 785 | 19 607 | 1 |
| Net sales | 48 888 | 43 253 | 16 754 | 1 |
| Operating profit | 10 020 | 8 968 | 3 648 | |
| Operating margin, % | 20.5 | 20.7 | 21.8 | |

**Segment reporting**

Internal follow-up is carried out by country. To present the information by segments in a comprehensive way the countries are divided into three regions: the Nordic Region, the Eurozone excluding Finland and the Rest of the World. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

# HALF-YEAR REPORT

**1 December 2005 - 31 May 2006**

- **Sales for the H&M Group excluding VAT amounted to SEK 32,134 m (28,095), an increase of 14 per cent. With comparable exchange rates, the increase was 10 per cent.**

- **Profit after financial items for the half-year was SEK 6,600 m (5,931), an increase of 11 per cent. Group profit after estimated tax was SEK 4,455 m (3,855), corresponding to SEK 5.38 (4.66) per share.**

- **Sales for the second quarter excluding VAT amounted to SEK 17,063 m (15,486), an increase of 10 per cent compared with the previous year. With comparable exchange rates the increase was 7 per cent.**

- **Profit after financial items for the second quarter was SEK 3,920 m (3,623), an increase of 8 per cent.**

- **The increase in sales for the month of May was 13 per cent with comparable exchange rates.**

- **China to become new market for H&M in 2007. Contracts signed for one store each in Shanghai and in Hong Kong.**

- **New store chain for women and men to be launched under a separate brand name. About 10 stores planned to open in selected markets in 2007.**

- **Increased shoe assortment for women in about 200 H&M stores during spring 2007.**

**Sales**

Sales excluding VAT for the H&M Group increased by 14 per cent in the first six months (with comparable exchange rates,10 per cent, which implies 2 per cent in comparable stores) and amounted to SEK 32,134 m (28,095). Sales including VAT amounted to SEK 37,655 m (32,980).

Sales excluding VAT for the second quarter increased by 10 per cent (with comparable exchange rates, 7 per cent, which implies -1 per cent in comparable stores) and amounted to SEK 17,063 m (15,486). Sales including VAT amounted to SEK 19,969 m (18,160).

The increase in sales for the month of May was 13 per cent with comparable exchange rates, which implies 5 per cent in comparable stores.

During the first six months, the Group opened 57 stores (62); eight in Germany, six in Spain, five each in France, the USA and Canada, four each in the Netherlands and Poland, three each in the UK, Austria and Italy, two each in Sweden, Switzerland and Belgium and one each in the Czech Republic, Portugal, Slovenia, Ireland and Hungary. Six stores have been closed (9). The total number of stores in the Group thus amounts to 1,244 (1,121).

**Results for the first half-year**

Gross profit for the first six months amounted to SEK 18,688 m (16,469), which corresponds to 58.2 per cent (58.6) of sales.

After deducting selling and administrative expenses, operating profit was SEK 6,372 m (5,730). The result corresponds to an operating margin of 19.8 per cent (20.4).

Operating profit for the period has been charged with depreciation according to plan amounting to SEK 822 m (689).

Consolidated net interest income during the first six months was SEK 228 m (201).

Profit after financial items amounted to SEK 6,600 m (5,931), an increase of 11 per cent.

Profit for the Group after estimated tax of 32.5 per cent (35) for the first six months was SEK 4,455 m (3,855), corresponding to earnings per share of SEK 5.38 (4.66).

Return on shareholders' equity (rolling 12 months) was 47.2 per cent (43.1) and return on capital employed (rolling 12 months) was 68.2 per cent (65.3).

The result of the six months period was positively affected by currency translation effects of about SEK 246 m compared to the same period last year. Translation effects arise when the foreign subsidiaries' results are converted into SEK in order to be consolidated in the Group accounts.

**Results for the second quarter**

Gross profit for the second quarter amounted to SEK 10,174 m (9,303) which corresponds to a gross margin of 59.6 per cent (60.1).

Operating profit for the second quarter was SEK 3,798 m (3,526) corresponding to an operating margin of 22.3 per cent (22.8).

Profit after financial items was SEK 3,920 m (3,623) an increase of 8 per cent.

**Comments on results and sales**

The second quarters' sales were weak. Even if the trend during the quarter was rising, the total sales level was not reached as planned. Despite this H&M has taken market shares in basically all markets during the first half year, especially pleasing are very good sales in the Nordic countries.

The stock-in-trade increased by 28 per cent compared with the previous year. This implies that the reduction level for the third quarter will be somewhat higher than previous year, which is expected to have a marginally impact on the gross margin. However, it should be noted that the stock level was low previous year.

The operating margin of 22.3 per cent (22.8) is somewhat lower than previous year, due to increased costs for re-introduced quotas and price reductions.

**Financial position**

Consolidated total assets increased by 11 per cent compared to the same time last year and amounted to SEK 28,525 m (25,683).

During the first six months the Group generated a positive cash flow of SEK 2,064 m (265). Cash flow was affected by dividends of SEK 7,862 m (6,620) and by SEK 5,550 m (3,250) as a reclassification of short-term investments.

Financial assets and short-term investments amounted to SEK 13,114 m (12,352).

The stock-in-trade amounted to SEK 6,328 m (4,925), an increase of 28 per cent compared to the same time last year. Stock-in-trade in relation to sales excluding VAT was 9.7 per cent (8.6) and 22.2 per cent (19.2) in relation to total assets.

Investments in fixed assets during the half-year amounted to SEK 734 m (909).

The equity/assets ratio was 77 per cent (77) and the share of risk-bearing capital was 79 per cent (81).

Net worth apportioned on the outstanding 827,536,000 shares on 31 May 2006 was SEK 26.47 (23.96).

## Expansion

During the remaining part of the financial year approximately 100 stores net are estimated to open mainly in the US, Spain, France, the UK, Canada and Germany. During the corresponding period last year, the net increase of stores was 72.

The preparations for the expansion of the online and catalogue sales outside the Nordic countries run according to plan. In August 2006 customers in the Netherlands will be able to buy H&M's products through the internet.

The H&M Group has signed contracts for the first stores in the Far East. The establishment in China is a first step into a new, large and exciting market. During spring 2007, H&M is planning to open one full-range store each in Shanghai and in Hong Kong in best business location.

During 2007 the Group will establish a new life style concept under a separate brand name. The stores will offer a niched assortment for women and men in a higher price segment. H&M's ambition is to offer the best price for comparable items also in this segment. Approximately ten stores with an average area of about 400 square metres will open in selected H&M markets.

H&M has initiated an increased shoe assortment for women through collaboration with external experts in shoe design and production. As of spring 2007 H&M will launch an extended assortment of shoes for women. The shoe assortment will initially be sold in about 200 H&M stores in all markets. The number of stores carrying shoes will then gradually increase.

## The Parent Company

The parent company achieved sales (including inter-company sales) during the period of SEK 3,677 m (3,332) with an estimated result before balance sheet appropriations of SEK 2,571 m (6,100), of which SEK 1,785 m (5,517) consisted of dividends from subsidiaries.

## Accounting principles

With effect from 1 December 2005 the Group is applying International Financial Reporting Standards (IFRS). The interim report for the Group has been prepared in accordance with IAS 34: Interim Financial Reporting, which accords with the requirements set in Recommendation RR 31 of the Swedish Financial Accounting Standards Council on Interim Financial Reporting.

The accounting principles applied in this interim report is those described in the Annual Report for 2004/05 under the section Accounting principles (where applicable) as well as those in the section on Derivatives and hedge accounting.

With effect from 1 December 2005 the parent company is applying Recommendation RR 32 (Accounting for Legal Entities) from the Swedish Financial Accounting Standards Council, which essentially means that IFRS will be applied, but with certain exceptions.

According to IFRS 1, the report is to be prepared in accordance with the IFRS standards effective on 30 November 2006. Moreover, these standards shall have been approved by the EU. The reported effects of the adoption of IFRS are therefore provisional and based on current IFRS standards and interpretations thereof, which may be changed before 30 November 2006 with subsequent consequences for the amounts reported.

Derivatives and hedge accounting

The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments. In previous years the Group has applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39, in contrast to what was stated in the Annual Report for 2004/05, Note 23: Effects of the transition to IFRS. Hedge accounting is judged to provide a more accurate picture of the Group's result. In accordance with the exemption rule in IFRS 1, the information for the comparison year has not been converted in respect of IAS 39. The effects of the adoption of IFRS on the result and shareholders' equity as stated in the Annual Report for 2004/05 are thus no longer relevant.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at their fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged entry. As of 31 May 2006 SEK 231 m is included in current receivables and current liabilities in respect of hedge accounting.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 is affected by the adoption of IFRS.

This half-year report has not been audited.

The Nine-Month results will be published on 27 September 2006.
The Full-Year results for the financial year 2006/2007 will be published on 25 January 2007.
The Three-Month results for 2006/2007 will be published on 28 March 2007.
The Annual General Meeting takes place on 3 May 2007.

The Board of Directors

Stockholm, 21 June 2006

**Contact persons:**

| | |
|---|---|
| Nils Vinge, IR | +46 8 796 52 50 |
| Leif Persson, CFO | +46 8 796 13 00 |
| Rolf Eriksen, CEO | +46 8 796 52 33 |
| Switchboard | +46 8 796 55 00 |

Information about H&M and press images are available at www.hm.com

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

## CONSOLIDATED INCOME STATEMENT
(SEK m)

| | 01-12-2005-<br>31-05-2006 | 01-12-2004-<br>31-05-2005 | 01-03-2006-<br>31-05-2006 |
|---|---|---|---|
| Sales including VAT | 37 655 | 32 980 | 19 969 |
| Sales excluding VAT | 32 134 | 28 095 | 17 063 |
| Cost of goods sold | -13 446 | -11 626 | -6 889 |
| **GROSS PROFIT** | 18 688 | 16 469 | 10 174 |
| Selling expenses | -11 615 | -10 137 | -6 010 |
| Administrative expenses | -701 | -602 | -366 |
| **OPERATING PROFIT** | 6 372 | 5 730 | 3 798 |
| Profit from financial investments | | | |
| Interest income | 230 | 203 | 123 |
| Interest expense | -2 | -2 | -1 |
| **PROFIT AFTER FINANCIAL ITEMS** | 6 600 | 5 931 | 3 920 |
| Taxes | -2 145 | -2 076 | -1 274 |
| **PROFIT FOR THE YEAR** | 4 455 | 3 855 | 2 646 |
| *Earnings per share, SEK* | *5.38* | *4.66* | *3.20* |
| Number of shares: 827 536 000 | | | |
| Depreciation, total | 822 | 689 | 414 |
| of which cost of goods sold | 87 | 74 | 37 |
| of which selling expenses | 696 | 582 | 357 |
| of which administrative expenses | 39 | 33 | 20 |

# CONSOLIDATED BALANCE SHEET

(SEK m)

| | 31 May 2006 | 31 May 2005 | 30 November 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| **Fixed assets** | | | |
| Intangible assets | 285 | 195 | 250 |
| Tangible assets | 7 222 | 6 784 | 7 619 |
| Financial assets | 174 | 195 | 208 |
| Total fixed assets | 7 681 | 7 174 | 8 077 |
| **Current assets** | | | |
| Stock-in-trade | 6 328 | 4 925 | 6 841 |
| Current receivables | 1 402 | 1 232 | 1 419 |
| Short-term investments, 3-12 months | 800 | | 6 350 |
| Liquid funds | 12 314 | 12 352 | 10 496 |
| Total current assets | 20 844 | 18 509 | 25 106 |
| **Total assets** | **28 525** | **25 683** | **33 183** |
| **Equity and liabilities** | | | |
| Equity | 21 902 | 19 826 | 25 924 |
| Long-term liabilities* | 779 | 1 086 | 775 |
| Short-term liabilities* | 5 844 | 4 771 | 6 484 |
| **Total equity and liabilities** | **28 525** | **25 683** | **33 183** |

* No liabilities are interest bearing.

## CHANGE IN EQUITY

| | | | |
|---|---|---|---|
| Equity, opening balance | 25 924 | 22 193 | 22 193 |
| Profit for the period | 4 455 | 3 855 | 9 247 |
| Dividend | -7 861 | -6 619 | -6 619 |
| Currency translation effects etc. | -616 | 397 | 1 103 |
| Equity, closing balance | 21 902 | 19 826 | 25 924 |

## CASH FLOW ANALYSIS
(SEK m)

| CURRENT OPERATIONS | 01-12-2005-<br>31-05-2006 | 01-12-2004-<br>31-05-2005 |
|---|---|---|
| Profit after financial items* | 6 600 | 5 931 |
| Provisions for pensions | 10 | 7 |
| Depreciation | 822 | 689 |
| Tax paid | -3 071 | -1 918 |
| **Cash flow from current operations before changes in working capital** | **4 361** | **4 709** |
| **Cash flow from changes in working capital** | | |
| Current receivables | 214 | 13 |
| Stock-in-trade | 278 | 309 |
| Current liabilities | 201 | -354 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **5 054** | **4 677** |
| **Investment activities** | | |
| Investments in intangible assets | -67 | -110 |
| Investments in tangible assets | -660 | -928 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **-727** | **-1 038** |
| **FINANCING ACTIVITIES** | | |
| Financial investments, 3-12 months | 5 550 | 3 250 |
| Financial fixed assets | 48 | -5 |
| Dividend | -7 862 | -6 620 |
| Refunded dividend | 1 | 1 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **-2 263** | **-3 374** |
| **CASH FLOW FOR THE PERIOD** | **2 064** | **265** |
| Liquid funds, opening balance (incl.short-term investments, 0-3 months) | **10 496** | **11 801** |
| Cash flow for the period | 2 064 | 265 |
| Changes in exchange rates | -246 | 286 |
| Liquid funds, closing balance (incl.short-term investments, 0-3 months) | 12 314 | 12 352 |

* Interest paid amounts to SEK 2.0 (1.1)

## FIVE YEAR SUMMARY

(SEK m)

| Six months | 31-05-2006 | 31-05-2005 | 31-05-2004 |
|---|---|---|---|
| Sales including VAT | 37 655 | 32 980 | 29 304 |
| Sales excluding VAT | 32 134 | 28 095 | 24 981 |
| Change from previous year, % | 14.4 | 12.5 | 8.3 |
| Operating profit | 6 372 | 5 730 | 4 324 |
| Operating margin, % | 19.8 | 20.4 | 17.3 |
| | | | |
| Depreciation for the period | 822 | 689 | 625 |
| Profit after financial items | 6 600 | 5 931 | 4 497 |
| Profit after estimated tax | 4 455 | 3 855 | 2 923 |
| | | | |
| Number of shares (thousand) | 827 536 | 827 536 | 827 536 |
| Earnings per share, SEK | 5.38 | 4.66 | 3.53 |
| | | | |
| Liquid funds (including short term receivables) | 13 114 | 12 352 | 10 718 |
| Stock-in-trade | 6 328 | 4 925 | 4 869 |
| Equity | 21 902 | 19 826 | 18 266 |
| **Rolling, twelve months** | | | |
| Earnings per share, SEK | 11.90 | 9.92 | 7.91 |
| Net worth per share, SEK | 26.47 | 23.96 | 22.07 |
| | | | |
| Return on shareholders' equity, % | 47.2 | 43.1 | 37.6 |
| Return on capital employed, % | 68.2 | 65.3 | 56.5 |
| Debt/equity ratio, % | 0.0 | 0.0 | 0.0 |
| Share of risk-bearing capital, % | 79.0 | 80.9 | 82.6 |
| Equity/assets ratio, % | 76.8 | 77.2 | 78.9 |
| Interest cover, % | 7 112 | 3 275 | 5 108 |
| | | | |
| Number of stores | 1 244 | 1121 | 994 |

Definition on key figures see Annual Report

## SALES BY COUNTRY AND NUMBER OF STORES
## 01-12-2005 - 31-05-2006

| SEK m | Sales 2006 incl. VAT | Sales 2005 Incl. VAT | Change SEK % | Change local currency % | No.of stores 31-05-2006 |
|---|---|---|---|---|---|
| Sweden | 3 182 | 2 922 | 9 | 9 | 121 |
| Norway | 2 299 | 2 072 | 11 | 5 | 78 |
| Denmark | 1 577 | 1 394 | 13 | 10 | 56 |
| United Kingdom | 3 157 | 2 758 | 14 | 10 | 105 |
| Switzerland | 1 918 | 1 827 | 5 | 3 | 54 |
| Germany | 9 718 | 9 247 | 5 | 2 | 296 |
| Netherlands | 2 306 | 1 970 | 17 | 13 | 77 |
| Belgium | 1 342 | 1 164 | 15 | 12 | 50 |
| Austria | 2 042 | 2 002 | 2 | -1 | 55 |
| Luxembourg | 149 | 140 | 6 | 3 | 7 |
| Finland | 935 | 808 | 16 | 12 | 27 |
| France | 2 775 | 2 371 | 17 | 13 | 76 |
| USA | 2 345 | 1 751 | 34 | 21 | 96 |
| Spain | 1 758 | 1 281 | 37 | 33 | 55 |
| Poland | 528 | 337 | 57 | 43 | 31 |
| Czech Republic | 239 | 158 | 51 | 38 | 13 |
| Portugal | 195 | 134 | 46 | 41 | 8 |
| Italy | 440 | 239 | 84 | 79 | 13 |
| Canada | 410 | 252 | 63 | 36 | 16 |
| Slovenia | 153 | 111 | 38 | 33 | 3 |
| Ireland | 156 | 42 | 271 | 260 | 5 |
| Hungary | 31 | | | | 2 |
| Total | 37 655 | 32 980 | 14 | 10 | 1 244 |

## SALES BY COUNTRY AND NUMBER OF STORES
## 01-03-2006 - 31-05-2006

| SEK m | Sales 2006 Incl. VAT | Sales 2005 Incl. VAT | Change SEK % | Change local currency % | No.of stores 31-05-2006 |
|---|---|---|---|---|---|
| Sweden | 1 662 | 1 535 | 8 | 8 | 121 |
| Norway | 1 134 | 1 025 | 11 | 5 | 78 |
| Denmark | 812 | 734 | 11 | 8 | 56 |
| United Kingdom | 1 669 | 1 517 | 10 | 8 | 105 |
| Switzerland | 1 029 | 1 003 | 3 | 2 | 54 |
| Germany | 5 170 | 5 167 | 0 | -2 | 296 |
| Netherlands | 1 265 | 1 125 | 12 | 10 | 77 |
| Belgium | 697 | 625 | 12 | 9 | 50 |
| Austria | 1 073 | 1 095 | -2 | -4 | 55 |
| Luxembourg | 79 | 76 | 4 | 1 | 7 |
| Finland | 469 | 426 | 10 | 8 | 27 |
| France | 1 444 | 1 310 | 10 | 8 | 76 |
| USA | 1 284 | 1 010 | 27 | 19 | 96 |
| Spain | 939 | 716 | 31 | 28 | 55 |
| Poland | 302 | 195 | 55 | 42 | 31 |
| Czech Republic | 137 | 99 | 38 | 28 | 13 |
| Portugal | 102 | 75 | 36 | 35 | 8 |
| Italy | 255 | 164 | 55 | 52 | 13 |
| Canada | 245 | 155 | 58 | 35 | 16 |
| Slovenia | 93 | 66 | 41 | 37 | 3 |
| Ireland | 84 | 42 | 100 | 93 | 5 |
| Hungary | 25 | | | | 2 |
| Total | 19 969 | 18 160 | 10 | 7 | 1 244 |

## REPORTING BY REGION, SEK m

| | 01-12-2005-<br>31-05-2006 | 01-12-2004-<br>31-05-2005 | 01-03-2006-<br>31-05-2006 | 01-03-2005-<br>31-05-2005 | 01-1<br>30- |
|---|---|---|---|---|---|
| **Nordic Region** | | | | | |
| Net sales | 6 420 | 5 780 | 3 275 | 2 989 | |
| Operating profit | 1 412 | 1 112 | 758 | 642 | |
| Operating margin, % | 22.0 | 19.2 | 23.1 | 21.5 | |
| **Eurozone excl. Finland** | | | | | |
| Net sales | 17 767 | 15 789 | 9 451 | 8 813 | |
| Operating profit | 3 831 | 3 665 | 2 256 | 2 217 | |
| Operating margin, % | 21.6 | 23.2 | 23.9 | 25.2 | |
| **Rest of the World** | | | | | |
| Net sales | 7 947 | 6 526 | 4 337 | 3 684 | |
| Operating profit | 1 129 | 953 | 784 | 667 | |
| Operating margin, % | 14.2 | 14.6 | 18.1 | 18.1 | |
| **Total** | | | | | |
| Net sales | 32 134 | 28 095 | 17 063 | 15 486 | |
| Operating profit | 6 372 | 5 730 | 3 798 | 3 526 | |
| Operating margin % | 19.8 | 20.4 | 22.3 | 22.8 | |

### Segment reporting

Internal follow-up is carried out by country. To present the information by segments in a comprehensive way the countries are divided into three regions: the Nordic Region, the Eurozone excluding Finland and the Rest of the World.
There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

# Three-Month Report

1 December 2005 - 28 February 2006

- **Group turnover excluding VAT amounted to SEK 15,071 M (12,610), an increase of 20 per cent. With comparable exchange rates, the increase was 14 per cent. Turnover including VAT was SEK 17,686 M (14,820).**

- **Profit after financial items amounted to SEK 2,680 M (2,309), an increase of 16 per cent. Group profit after estimated tax was SEK 1,809 M (1,501), corresponding to earnings per share of SEK 2.19 (1.81).**

- **Gross profit for the period amounted to SEK 8,514 M (7,167), which corresponded to a margin of 56.5 per cent (56.8 per cent).**

- **Operating profit amounted to SEK 2,574 M (2,204). Operating margin was 17.1 per cent (17.5).**

- **Greece to become new H&M market. Planned opening in Athens during spring 2007.**

**Turnover**

Turnover excluding VAT for the H&M Group increased by 20 per cent during the first quarter (14 per cent with comparable exchange rates) and amounted to SEK 15,071 M (12,610). Turnover including VAT was SEK 17,686 M (14,820).

The turnover increase including VAT in the month of February was 11 per cent excluding exchange rate fluctuations. In comparable stores the increase was 2 per cent. For the quarter the increase was 4 per cent in comparable stores.

H&M opened six stores during the first quarter, of which one each in Sweden, the UK, Germany, Belgium, France and Italy. Three stores were closed. The total number of stores in the Group thereby amounted to 1,196 (1,069). During the same period last year five stores opened and four closed.

**Results**

Gross profit amounted to SEK 8,514 M (7,167), which corresponds to a gross margin of 56.5 per cent (56.8).

After deduction of selling and administrative expenses, the operating profit amounted to SEK 2,574 M (2,204), an increase of 17 per cent. This corresponds to an operating margin of 17.1 per cent (17.5).

The operating profit for the period has been charged with depreciation according to plan amounting to SEK 408 M (336).

Group financial net interest income was SEK 106 M (105).

Group profit after financial items amounted to SEK 2,680 M (2,309), an increase of 16 per cent.

Profit after estimated tax of 32.5 (35.0) per cent was SEK 1,809 M (1,501), corresponding to earnings per share of SEK 2.19 (1.81).

Return on shareholders equity (revolving 12 months) was 37.1 per cent (33.6) and return on capital employed (revolving 12 months) was 54.0 per cent (50.7).

**Comments on the Results**

The profitability remained good. The gross margin of 56.5 per cent (56.8) is somewhat lower compared to last year. This depends on increased costs for reintroduced textile quotas and a slightly higher dollar exchange rate.

Increased marketing efforts have contributed to the good sales development.
The selling and administrative expenses were 37.2 per cent (37.1) of turnover excluding VAT.

The Group's tax rate for the financial year is estimated to 32.5 per cent, which is 2.5 percentage units lower than the former standard tax rate. The decrease mainly depends on lowered tax rates in a number of sales countries.

**Financial Position**
The Group balance sheet total increased by 16 per cent compared to the same time last year and amounted to SEK 34,206 M (29,503).

During the period, the Group generated a positive cash flow of SEK 247 M (4,081) of which SEK -790 M (3,250) depends on changed durations of investments.

The financial assets and short-term investments amounted to SEK 17,812 M (15,966).

The stock-in-trade amounted to SEK 7,073 (5,395), an increase of 31 per cent compared to the same time last year. Stock-in-trade for new stores accounted for 10 percentage units of the increase, currency translation effects accounted for 7 percentage units and increased stock-in-trade for comparable stores for 14 percentage units. The composition of the stock-in-trade is deemed to be good.

During the period SEK 249 M (359) was invested in fixed assets.

The Group's equity/assets ratio was 80.8 per cent (80.8) and the share of risk-bearing capital was 82.7 per cent (84.2).

Net worth apportioned on the outstanding 827,536,000 shares on 28 February 2006, equals to SEK 33.40 (28.82) per share.

**Expansion**
The Group plans to open 54 stores during the second quarter. The largest part of the expansion takes place in the USA, Germany, Spain, Holland and Poland. Two stores will be closed during the quarter. In the corresponding period last year, 57 new stores were opened and five were closed.

H&M plans establishment in Greece. The first store is expected to open in spring 2007 in Athens.

In the financial year 2005/2006 a net increase of 150 stores is planned.

**Sales in March**
The start of the season has been delayed due to the cold weather in March. The late spring and the fact that Easter does not occur until April have led to very weak sales mainly in Central Europe.

**The Parent Company**
Turnover (including internal sales) for the parent company during the period amounted to SEK 1,754 M (1,377).The estimated result before balance-sheet appropriations was SEK 1,031 M (1,889) of which dividends from subsidiaries amounted to SEK 660 M (1,681).

## Accounting principles

With effect from 1 December 2005 the Group is applying International Financial Reporting Standards (IFRS). The interim report for the Group has been prepared in accordance with IAS 34: Interim Financial Reporting, which accords with the requirements set in Recommendation RR 31 of the Swedish Financial Accounting Standards Council on Interim Financial Reporting.

The accounting principles applied in this interim report are those described in the Annual Report for 2004/05 under the section Accounting principles (where applicable) as well as those in the section on Derivatives and hedge accounting below.

With effect from 1 December 2005 the parent company is applying Recommendation RR 32 (Accounting for Legal Entities) from the Swedish Financial Accounting Standards Council, which essentially means that IFRS will be applied, but with certain exceptions.

According to IFRS 1, the report is to be prepared in accordance with the IFRS standards effective on 30 November 2006. Moreover, these standards shall have been approved by the EU. The reported effects of the adoption of IFRS are therefore provisional and based on current IFRS standards and interpretations thereof, which may be changed before 30 November 2006 with subsequent consequences for the amounts reported.

Derivatives and hedge accounting

The Group's policy is for derivatives to be held only for hedging purposes. Derivatives comprise forward currency contracts that are used to cover the risk of exchange rate changes in the Group's binding purchase commitments. In previous years the Group has applied hedge accounting in accordance with the accounting rules applicable at that time, which resulted in deferred hedge accounting. This meant that the result from derivatives was not reported until the transaction hedged took place.

With effect from 1 December 2005 H&M is applying hedge accounting in accordance with IAS 39, in contrast to what was stated in the Annual Report for 2004/05, Note 23: Effects of the transition to IFRS. Hedge accounting is judged to provide a more accurate picture of the Group's result. In accordance with the exemption rule in IFRS 1, the information for the comparison year has not been converted in respect of IAS 39. The effects of the adoption of IFRS on the result and shareholders' equity as stated in the Annual Report for 2004/05 are thus no longer relevant.

H&M reports hedges of the currency risk in binding commitments as hedging of fair value. Derivatives are reported in the balance sheet at their fair value. In the same way, the binding purchase commitment is also reported at fair value in respect of the currency risk hedged. The change in the value of derivatives is reported in the income statement along with the hedged entry. As of 28 February 2006 SEK 47 M is included in current receivables and current liabilities in respect of hedge accounting.

In summary, neither H&M's shareholders' equity as at 1 December 2004 and 1 December 2005 nor its result for 2004/05 is affected by the adoption of IFRS.

The interim report has not been audited.

The Half-Year results will be published on 21 June 2006.
The Nine-Month results will be published on 27 September 2006.
The Full-Year results will be published on 25 January 2007.
The Three-Month results will be published on 28 March 2007.
The Annual General Meeting takes place on 3 May 2007.

Stockholm 29 March, 2006

The Board of Directors

**Contact persons:**

| | |
|---|---|
| Nils Vinge, IR | +46 8 796 52 50 |
| Leif Persson, CFO | +46 8 796 13 00 |
| Rolf Eriksen, CEO | +46 8 796 52 33 |
| Switchboard | +46 8 796 55 00 |

For background information about H&M and press pictures please see www.hm.com.

H & M Hennes & Mauritz AB (Publ.)
Head office – A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

# GROUP INCOME STATEMENT
(SEK M)

| | 1 Dec 2005- 28 Feb 2006 | 1 Dec 2004- 28 Feb 2005 | 1 Dec 2004- 30 Nov 2005 |
|---|---|---|---|
| Turnover, including VAT | 17,686 | 14,820 | 71,886 |
| Turnover, excluding VAT | 15,071 | 12,610 | 61,262 |
| Cost of goods sold | -6,557 | -5,443 | -25,080 |
| **GROSS PROFIT** | **8,514** | **7,167** | **36,182** |
| Selling expenses | -5,605 | -4,681 | -21,801 |
| Administrative expenses | -335 | -282 | -1,208 |
| **OPERATING PROFIT** | **2,574** | **2,204** | **13,173** |
| **Result from financial investments** | | | |
| Interest income | 107 | 106 | 384 |
| Interest expense | -1 | -1 | -4 |
| **RESULTS AFTER FINANCIAL ITEMS** | **2,680** | **2,309** | **13,553** |
| Taxes | -871 | -808 | -4,306 |
| **PROFIT FOR THE PERIOD** | **1,809** | **1,501** | **9,247** |
| Profit per share, SEK | *2.19* | *1.81* | *11.17* |
| Number of shares 827,536,000 | | | |
| Depreciation, total | 408 | 336 | 1,452 |
| of which cost of goods sold | 50 | 36 | 155 |
| of which selling expenses | 339 | 284 | 1,227 |
| of which administration expenses | 19 | 16 | 70 |

# GROUP BALANCE SHEET SUMMARY

(SEK M)

| | 28 Feb 2006 | 28 Feb 2005 | 30 Nov 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| **Fixed assets** | | | |
| Intangible Assets | 293 | 170 | 250 |
| Tangible Assets | 7,393 | 6,452 | 7,619 |
| Financial Assets | 174 | 175 | 208 |
| Total fixed assets | 7,860 | 6,797 | 8,077 |
| **Current assets** | | | |
| Stock-in-trade | 7,073 | 5,395 | 6,841 |
| Current receivables | 1,461 | 1,345 | 1,419 |
| Short-term investments, 3-12 months | 7,140 | | 6,350 |
| Liquid funds | 10,672 | 15,966 | 10,496 |
| Total current assets | 26,346 | 22,706 | 25,106 |
| **Total assets** | **34,206** | **29,503** | **33,183** |
| **Equity and liabilities** | | | |
| Equity | 27,638 | 23,850 | 25,924 |
| Long-term liabilities* | 779 | 1,080 | 775 |
| Short-term liabilities* | 5,789 | 4,573 | 6,484 |
| ***Total equity and liabilities*** | **34,206** | **29,503** | **33,183** |

* No liabilites are interest bearing

## CHANGE IN EQUITY

| | 28 Feb 2006 | 28 Feb 2005 | 30 Nov 2005 |
|---|---|---|---|
| Equity, beginning of period | 25,924 | 22,193 | 22,193 |
| Profit for the period | 1,809 | 1,501 | 9,247 |
| Dividend | | | -6,619 |
| Currency translation effects, etc | -95 | 156 | 1,103 |
| Equity, end of period | 27,638 | 23,850 | 25,924 |

## CASH FLOW ANALYSES
(SEK M)

| CURRENT OPERATIONS | 1 Dec 2005-<br>28 Feb 2006 | 1 Dec 2004-<br>28 Feb 2005 |
|---|---|---|
| Profit after financial items* | 2,680 | 2,309 |
| Provisions for pensions | 5 | 3 |
| Depreciation | 408 | 336 |
| Tax paid | -1,619 | -928 |
| **Cash flow generated by current operations before changes in working capital** | **1,474** | **1,720** |
| **Cash flow generated by changes in working capital** | | |
| Current receivables | -1 | -114 |
| Stock-in-trade | -252 | -217 |
| Current liabilities | 32 | -212 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **1,253** | **1,177** |
| **INVESTMENT ACTIVITIES** | | |
| Investment in intabgible assets | -69 | -76 |
| Investment in tangible assets | -180 | -283 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES** | **-249** | **-359** |
| **FINANCIAL ACTIVITIES** | | |
| Financial investments, 3 - 12 months | -790 | 3,250 |
| Financial fixed assets | 33 | 13 |
| **CASH FLOW FROM FINANCIAL ACTIVITIES** | **-757** | **3,263** |
| **CASH FLOW FOR THE PERIOD** | **247** | **4,081** |
| Liquid funds, beginning of the year (incl. short-term investments, 0-3 months) | **10,496** | **11,801** |
| Cash flow for the period | 247 | 4,081 |
| Changes in currency rates | -71 | 84 |
| Liquid funds, end of the period (incl. short-term investments, 0-3 months) | 10,672 | 15,966 |

* Paid interest amounts to SEK 1.0 (1.1)

## FIVE YEAR SUMMARY
## (SEK M)

| | 28 Feb 2002 | 28 Feb 2003 | 28 Feb 2004 |
|---|---|---|---|
| Turnover including VAT | 11,246 | 12,636 | 13,807 |
| Turnover excluding VAT | 9,583 | 10,771 | 11,756 |
| Change from previous year, % | 16.7 | 12.4 | 9.3 |
| Operating profit | 1,101 | 1,558 | 1,701 |
| Operating margin, % | 11.5 | 14.5 | 14.5 |
| Depreciation for the period | 271 | 284 | 308 |
| Profit after financial items | 1,180 | 1,689 | 1,788 |
| Profit after estimated tax | 767 | 1,098 | 1,162 |
| Number of shares | 827,536,000 | 827,536,000 | 827,536,000 |
| Earnings per share, SEK | 0.93 | 1.33 | 1.40 |
| Liquid funds (incl. short-term investments) | 8,760 | 13,492 | 13,784 |
| Stock-in-trade | 4,587 | 4,368 | 5,130 |
| Equity | 15,801 | 19,999 | 21,520 |
| **Revolving,12 months** | | | |
| Earnings per share, SEK | 5.09 | 7.27 | 7.79 |
| Net worth per share, SEK | 19.09 | 24.17 | 26.00 |
| Return on shareholders' equity, % | 29.8 | 33.6 | 31.1 |
| Return on capital employed, % | 44.3 | 50.8 | 46.8 |
| Debt/equity ratio, % | 1.2 | 0.0 | 0.0 |
| Share of risk-bearing capital, % | 77.9 | 82.6 | 84.7 |
| Equity/assets ratio, % | 75.9 | 79.4 | 81.2 |
| Interest cover | 368 | 721 | 6,935 |
| Total number of stores | 776 | 849 | 948 |

Definition on key figures see Annual Report

# TURNOVER PER COUNTRY AND NUMBER OF STORES

**1 December 2005 - 28 February 2006**

| SEK M | Turnover 2006 Incl. VAT | Turnover 2005 Incl. VAT | Change SEK % | Change local currency % | No of stores 28 February 2006 | Cha 1 Dec |
|---|---|---|---|---|---|---|
| Sweden | 1,520 | 1,387 | 10 | 10 | 122 | |
| Norway | 1,165 | 1,047 | 11 | 1 | 78 | |
| Denmark | 765 | 660 | 16 | 12 | 56 | |
| United Kingdom | 1,488 | 1,241 | 20 | 13 | 103 | |
| Switzerland | 889 | 824 | 8 | 5 | 52 | |
| Germany | 4,548 | 4,080 | 11 | 7 | 289 | |
| Netherlands | 1,041 | 845 | 23 | 18 | 73 | |
| Belgium | 645 | 539 | 20 | 15 | 49 | |
| Austria | 969 | 907 | 7 | 2 | 52 | |
| Luxembourg | 70 | 64 | 9 | 5 | 7 | |
| Finland | 466 | 382 | 22 | 17 | 27 | |
| France | 1,331 | 1,061 | 25 | 20 | 72 | |
| USA | 1,061 | 741 | 43 | 23 | 91 | |
| Spain | 819 | 565 | 45 | 39 | 50 | |
| Poland | 226 | 142 | 59 | 44 | 27 | |
| Czech Republic | 102 | 59 | 73 | 56 | 12 | |
| Portugal | 93 | 59 | 58 | 50 | 7 | |
| Italy | 185 | 75 | 147 | 137 | 11 | |
| Canada | 165 | 97 | 70 | 39 | 11 | |
| Slovenia | 60 | 45 | 33 | 27 | 2 | |
| Ireland | 72 | | | | 4 | |
| Hungary | 6 | 0 | | | 1 | |
| Total | 17,686 | 14,820 | 19 | 14 | 1,196 | |

# REPORTING PER SEGMENT

The internal follow-up is carried out by country. To present the information in a comprehensive way by segments these will be divided into three geographical regions: the Nordic region, the Euro zone countries excluding Finland and the Rest of the world. There is no internal division into different lines of business and hence reporting in secondary segments is not relevant.

| | 1 Dec 2005-<br>28 Feb 2006 | 1 Dec 2004-<br>28 Feb 2005 | 1 Dec 2004-<br>30 Nov 2005 |
|---|---|---|---|
| **Nordic countries** | | | |
| Net turnover | 3,145 | 2,791 | 12,556 |
| Operating profit | 654 | 470 | 3,020 |
| Operating margin, % | 20.8 | 16.8 | 24.1 |
| **Euro zone countries excl Finland** | | | |
| Net turnover | 8,316 | 6,977 | 34,197 |
| Operating profit | 1,575 | 1,448 | 7,854 |
| Operating margin, % | 18.9 | 20.8 | 23.0 |
| **Rest of the world** | | | |
| Net turnover | 3,610 | 2,842 | 14,509 |
| Operating profit | 345 | 286 | 2,299 |
| Operating margin, % | 9.6 | 10.1 | 15.8 |
| **Total** | | | |
| Net turnover | 15,071 | 12,610 | 61,262 |
| Operating profit | 2,574 | 2,204 | 13,173 |
| Operating margin, % | 17.1 | 17.5 | 21.5 |

# Five-year summary (SEK m)

| | 2001/02 | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|---|
| Sales including VAT | 53.331,7 | 56.550,0 | 62.985,9 | 71.885,8 | 80.081 |
| Sales excluding VAT | 45.522,3 | 48.237,7 | 53.695,0 | 61.262,2 | 68.400 |
| Change from previous year, % | 15 | 6 | 11 | 14 | 12 |
| Operating profit | 8.259,1 | 9.223,0 | 10.667,3 | 13.172,9 | 15.298 |
| Operating margin, % | 18,1 | 19,1 | 19,9 | 21,5 | 22,4 |
| Depreciation for the year | 1.050,6 | 1.125,6 | 1.232,2 | 1.451,6 | 1.624 |
| Profit after financial items | 8.628,9 | 9.608,7 | 11.005,3 | 13.552,8 | 15.808 |
| Profit for the year | 5.686,8 | 6.385,9 | 7.274,8 | 9.246,5 | 10,797 |
| Number of shares | 827.536.000 | 827.536.000 | 827.536.000 | 827.536.000 | 827.536.000 |
| Earnings per share, SEK (before and after dilution) | 6,87 | 7,72 | 8,79 | 11,17 | 13,05 |
| Liquid funds and short-term investments | 13.479,6 | 13.193,5 | 15.051,3 | 16.845,9 | 18.625 |
| Stock-in-trade | 4.192,5 | 5.050,1 | 5.141,6 | 6.840,7 | 7.220 |
| Equity, SEK M | 19.088 | 20.097 | 22.209 | 25.924 | 27.779 |
| Shareholders' equity per share, SEK | 23,07 | 24,28 | 26,84 | 31,33 | 33,57 |
| Return on shareholders' equity*, % | 32,9 | 32,6 | 34,4 | 38,4 | 40,2 |

| | | | | | |
|---|---|---|---|---|---|
| Return on capital employed*, % | 49,7 | 48,9 | 51,9 | 56,3 | 58,7 |
| Share of risk-bearing capital*, % | 79,0 | 81,6 | 82,5 | 80,2 | 80,0 |
| Equity/assets ratio*, % | 75,7 | 78,0 | 79,0 | 78,1 | 78,1 |
| Number of stores | 844 | 945 | 1.068 | 1.193 | 1.345 |
| Average number of employees | 25.674 | 28.409 | 31.701 | 34.614 | 40.368 |

## * Key figure definitions

Return on shareholders' equity-Profit for the year divided by shareholders' equity.

Return on capital employed-Profit after financial items plus interest expense divided by shareholders' equity plus interest-bearing liabilities.

Debt/equity ratio-Interest-bearing liabilities divided by shareholders' equity.

Share of risk-bearing capital-Shareholders' equity plus deferred tax liability divided by the balance sheet total.

Equity/assets ratio-Shareholders' equity in relation to balance sheet total.

Interest cover-Profit after financial items plus interest expense divided by interest expense.

H&M

15th February 2006

RECEIVED

**Press Release**
**Sales development, January**

Turnover for the H&M Group increased in January 2006 by 15 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | |
| March | 8 | 7 | 20 | |
| April | 12 | 13 | 15 | |
| May | 9 | 7 | 18 | |
| June | 8 | 15 | 18 | |
| July | 8 | 14 | 12 | |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Sales development in the month of February will be published together with the three month report on 29 March 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

18th April 2006

**Press Release**
**Sales development, March**

Turnover increase for the H&M Group was in March 2006 zero per cent compared with the corresponding period last year.

The start of the season has been delayed due to the cold weather in March. The late spring and the fact that Easter does not occur until April have led to very weak sales mainly in Central Europe.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | |
| May | 9 | 7 | 18 | |
| June | 8 | 15 | 18 | |
| July | 8 | 14 | 12 | |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,216 (1,101) on 31 March 2006.

Sales development in the month of April will be published on 15 May 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

15th May 2006

**Press Release**
**Sales development, April**

Turnover increase for the H&M Group was in April 2006 nine per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | |
| June | 8 | 15 | 18 | |
| July | 8 | 14 | 12 | |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in parenthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,239 (1,116) on 30 April 2006.

Sales development in the month of May will be published together with the Half-Year Report on 21 June 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

17 July 2006

**Press Release**
**Sales development, June**

Turnover increase for the H&M Group was in June 2006 9 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | 13(5) |
| June | 8 | 15 | 18 | 9(1) |
| July | 8 | 14 | 12 | |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,244 (1,123) on 30 June 2006.

Sales development in the month of July will be published on 15 August 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

15 August 2006

**Press Release**
**Sales development, July**

Turnover increase for the H&M Group was in July 2006 11 per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | 13(5) |
| June | 8 | 15 | 18 | 9(1) |
| July | 8 | 14 | 12 | 11(2) |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,248 (1,123) on 31 July 2006.

Sales development in the month of August will be published together with the nine month report on 27 September 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

16 October 2006

**Press Release**
**Sales development, September**

Turnover increase for the H&M Group was in September 2006 nine per cent compared with the corresponding period last year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | 13(5) |
| June | 8 | 15 | 18 | 9(1) |
| July | 8 | 14 | 12 | 11(2) |
| August | 5 | 15 | 17 | 15(5) |
| September | 6 | 10 | 7 | 9(0) |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,300 (1,160)on 30 September 2006.

Sales development in the month of October will be published on 15 November 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

**PRESS RELEASE**
**15-11-2006**

## H&M GROUP SALES DEVELOPMENT IN OCTOBER

In the month of October 2006, sales in local currencies including VAT increased by 12 per cent compared to October previous year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| | | | | |
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | 13(5) |
| June | 8 | 15 | 18 | 9(1) |
| July | 8 | 14 | 12 | 11(2) |
| August | 5 | 15 | 17 | 15(5) |
| September | 6 | 10 | 7 | 9(0) |
| October | 10 | 9 | 10 | 12(3) |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in parenthesis represents the sales development in comparable stores. A store is comparable if it has been open and has had an unchanged sales area for at least a financial year. H&M's financial year extends from 1 December to 30 November. The number of stores amounted to 1,321 on 31 October 2006 versus 1,182 on 31 October 2005.

Sales development in the month of November will be published on Friday 15 December 2006 at 08.00 CET.

Rolf Eriksen, Managing Director

**Contact person:**
Nils Vinge, Head of Investor Relations    +46-8-796 5250

Press pictures and background information for editorial use can be down loaded from www.hm.com

**PRESS RELEASE**
**15 December 2006**

## H&M GROUP SALES DEVELOPMENT IN NOVEMBER

In the month of November 2006, sales in local currencies including VAT increased by 11 per cent compared to November previous year.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | 9(1) |
| May | 9 | 7 | 18 | 13(5) |
| June | 8 | 15 | 18 | 9(1) |
| July | 8 | 14 | 12 | 11(2) |
| August | 5 | 15 | 17 | 15(5) |
| September | 6 | 10 | 7 | 9(0) |
| October | 10 | 9 | 10 | 12(3) |
| November | 4 | 24 | 11 | 11(2) |
| Whole year | 9 | 12 | 13 | 11(2) |

The figure in parenthesis represents the sales development in comparable stores. A store is comparable if it has been open and has had an unchanged sales area for at least a financial year. H&M's financial year extends from 1 December to 30 November. The number of stores amounted to 1,345 on 30 November 2006 versus 1,193 on 30 November 2005.

Sales development in the month of December will be published together with the full year results on Thursday 25 January 2007 at 8.00 CET.

Rolf Eriksen, Managing Director

**Contact person:**
Nils Vinge, Head of Investor Relations +46-8-796 5250

Press pictures and background information for editorial use can be down loaded from www.hm.com

PRESS RELEASE
15 February 2007

## H&M GROUP SALES DEVELOPMENT IN JANUARY

In the month of January 2007, sales in local currencies including VAT increased by 16 per cent compared to January previous year.

Sales increase per month in per cent excluding currency rate changes:

| | 2003/04 | 2004/05 | 2005/06 | 2006/07 |
|---|---|---|---|---|
| December | 11 | 13 | 14(4) | 16(5) |
| January | 14 | 5 | 15(5) | 16(5) |
| February | 13 | 6 | 11(2) | |
| March | 7 | 20 | 0(-8) | |
| April | 13 | 15 | 9(1) | |
| May | 7 | 18 | 13(5) | |
| June | 15 | 18 | 9(1) | |
| July | 14 | 12 | 11(2) | |
| August | 15 | 17 | 15(5) | |
| September | 10 | 7 | 9(0) | |
| October | 9 | 10 | 12(3) | |
| November | 24 | 11 | 11(2) | |
| Whole year | 12 | 13 | 11(2) | |

The figure in parenthesis represents the sales development in comparable stores. A store is comparable if it has been open and has had an unchanged sales area for at least a financial year. H&M's financial year extends from 1 December to 30 November. The number of stores amounted to 1,346 on 31 January 2007 versus 1,191 on 31 January 2006.

Sales development in the month of February will be published together with the three month report on Wednesday 28 March 2007 at 8.00 CET.

Rolf Eriksen, Managing Director

**Contact person:**
Nils Vinge, Head of Investor Relations +46-8-796 5250

Press pictures and background information for editorial use can be down loaded from www.hm.com

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the Stockholm Stock Exchange. Today there are more than 1,300 H&M stores in 24 countries. H&M has more than 60,000 employees and achieved sales including VAT in 2006 of SEK 80,081 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. For further information visit www.hm.com.

March 20, 2006



## INVITATION TO PRESS- & TELEPHONE CONFERENCE MARCH 29 2006

**H & M Hennes & Mauritz AB presents the first quarterly results for 2006 and invites to a press conference on Wednesday March 29 at 10.30. There will also be a telephone conference in English the same day at 14.00.**

**The three month results** for the period December 1, 2005 to February 28, 2006 will be released at approximately **08.00**, on March 29. The results will then be published on www.hm.com.

**The press conference** starts at 10.30 in Aulan, Salénhuset, Norrlandsgatan 15 in Stockholm. CEO Rolf Eriksen will present the three month results together with Head of Investor Relations Nils Vinge. The presentation is followed by a question and answer session. The press conference, which is held in Swedish, is open for journalists and analysts.

**The telephone conference,** which is held in English, takes place between 14.00 and 15.00. The telephone number for access is + 46 (0)8 5052 0114 (Sweden), +44 (0) 20 7162 0125 (UK) or +1 334 323 6203 (US). Please call in at least ten minutes prior the start of the conference to avoid a queue.

There is also an opportunity to listen to a replay of the telephone conference. The replay is available approximately one hour after the conference has ended and until April 12.
The replay number from Sweden is + 46 (0)8 5052 0333 access code 698113
and from UK the number is +44 (0) 20 7031 4064, access code 698113.
If you are calling from the US, the replay number is +1 954 334 0342, access code 698113.
You can also listen to the replay on www.hm.com.

**The press conference material** can be found on www.hm.com under Investor Relations from approximately 11.30 on March 29.

Welcome!
All hours are CET.

**For questions, contact:**
Kristina Stenvinkel, Head of Communications.
Phone: +46 8 796 39 08
E-mail: stenvinkel@hm.com

Annacarin Björne, Press Officer.
Phone: +46 8 796 57 57
E-mail: annacarin.bjorne@hm.com

**Participation is notified to:**
Andrea Stern
Phone: +46 8 796 89 37
E-mail: andrea.stern@hm.com

18th April 2006

**Press Release**
**Sales development, March**

Turnover increase for the H&M Group was in March 2006 zero per cent compared with the corresponding period last year.

The start of the season has been delayed due to the cold weather in March. The late spring and the fact that Easter does not occur until April have led to very weak sales mainly in Central Europe.

Sales increase per month in per cent excluding currency rate changes:

| | 2002/03 | 2003/04 | 2004/05 | 2005/06 |
|---|---|---|---|---|
| December | 16 | 11 | 13 | 14(4) |
| January | 18 | 14 | 5 | 15(5) |
| February | 10 | 13 | 6 | 11(2) |
| March | 8 | 7 | 20 | 0(-8) |
| April | 12 | 13 | 15 | |
| May | 9 | 7 | 18 | |
| June | 8 | 15 | 18 | |
| July | 8 | 14 | 12 | |
| August | 5 | 15 | 17 | |
| September | 6 | 10 | 7 | |
| October | 10 | 9 | 10 | |
| November | 4 | 24 | 11 | |
| Whole year | 9 | 12 | 13 | |

The figure in paranthesis represents the sales development in comparable stores.

Total number of stores amounted to 1,216 (1,101) on 31 March 2006.

Sales development in the month of April will be published on 15 May 2006 at 8.00 CET.

Rolf Eriksen
Managing Director

**Contact person:**

Nils Vinge +46-8-796 5250

H & M Hennes & Mauritz AB (Publ.)
Head office - A7, 106 38 Stockholm
Phone: +46-8-796 55 00, Fax: +46-8-24 80 78, E-mail: info@hm.com
Registered office Stockholm, Reg. No 556042-7220

**PRESS INFORMATION**
**May 11, 2006**



H&M

# Viktor & Rolf in design collaboration with H&M

**The design duo Viktor & Rolf and H&M are pleased to announce their collaboration for the autumn 2006 season. Viktor & Rolf, known for their high concept fashion shows and modern twist on classically tailored clothes, will design a collection of women's and men's wear to be produced and distributed by H&M.**

The one-time collection will be available at selected H&M stores on all H&M markets across Europe, North America and the Middle East. To be launched in November 2006.

Viktor & Rolf started their career in 1993 when they won the Hyères Fashion Festival. Through exhibitions, installations, haute couture shows, and since 2000, women's ready-to-wear, they have received international acclaim as one of fashion's most innovative labels. Their brand now includes a men's line, scarves, underwear, glasses and shoes as well as a perfume range. The duo's renowned collections comprising sharp tailoring and clever artistry sell in over 20 countries worldwide. Their first signature store, which is entirely upside down, has won many design awards and was opened in Milan last year.

"If Haute couture is the most sublime form of fashion, H&M is fashion at its most democratic. Our roots are based in couture. It's the heart and soul of our work. But we also love to play with opposites: transformation is a key element of our signature style. For us, fashion is an antidote to reality. It's a great opportunity to communicate our vision with such a large audience of H&M devotee," say the designers Viktor & Rolf.

"We really admire Viktor Horsting and Rolf Snoeren and are fascinated by their unique way of working with design, combining their artistic talent with great craftsmanship. We look forward to offering our customers a collection by these extraordinary designers," says H&M's head of design Margareta van den Bosch.

*Press pictures for editorial use can be down-loaded from www.hm.com under the application press services.*

**Contact persons H&M:**
Annacarin Björne
+46 8 796 57 57
annacarin.bjorne@hm.com

Kristina Stenvinkel
+46 8 796 39 08
stenvinkel@hm.com

**Contact persons Viktor & Rolf:**
ITALY
Karla Otto Milan
Lia Brunati
+39 02 655 6981
lia@karlaotto.com

UK
Karla Otto London
Elizabeth Burns
+44 207 287 9890
elizabeth@karlaotto.com

FRANCE & REST OF EUROPE
Karla Otto Paris
Cedric Edon
+33 1 426 13436
cedric@karlaotto.com

*Founded in Sweden in 1947, H&M is synonymous around the world with affordable as well as up-to-date and high quality fashion. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. H&M has more than 50,000 employees and around 1,200 stores in 22 countries.*

## H&M TO DRESS MADONNA'S TEAM ON CONFESSIONS WORLD TOUR
## Upcoming Advertising Campaign With Madonna and Dancers to Follow

June 8, 2006 – Stockholm, Sweden - FOR IMMEDIATE RELEASE

In a dream marriage of music and fashion, Madonna, has joined up with fashion giant H&M to supply a complete off stage wardrobe for her entire touring troupe including her band, dancers, crew members and the Material girl herself, it was announced today by H&M. With a shared philosophy of diversity and fashion freedom, "Team Madonna" participants will be free to choose clothing from H&M's extensive 2006 collection.

Madonna, whose Confessions Tour opened on May 21st, will be dressed by famed designer Jean-Paul Gaultier while on-stage looks forward to being equally fashionable when she steps off the stage in H&M.

"Partnering up with H&M feels like a perfect fit. We'll all get to express ourselves in our own individual ways. The dancers and I are excited to go shopping together," stated Madonna.

Other aspects of the collaboration between H&M and the artist will include a specially designed Madonna track suit which will be available in H&M stores in mid August as well as an advertising campaign featuring Madonna and her legendary dancers.

"This is a thrill for H&M. Aside from being great fans of Madonna's music and fashion sense, we admire her ability to always be ahead of the trends in everything she does. We look forward to seeing how her touring family translates H&M's seasonal trends to their own personal looks," says H&M's head of design Margareta van den Bosch.

Founded in Sweden in 1947, H&M, which has over 1,200 stores in 22 countries, is synonymous around the world with affordable, up to date and high quality fashion. The company's collections are created by their own designers. The spring/summer 2006 seasonal trends are romanticism inspired by the early 1900's - clean cut tailoring in light neutrals and Riviera style preppy glamour. In addition, there is a wide range of updated classics including knitwear, denim, t-shirts and mix and match sweatshirts and accessories to complete any individual look.

Madonna, a multi-Grammy Award winning artist, children's author and visionary is a cultural innovator of astonishing diversity and enduring appeal. Her current CD Confessions On A Dance Floor debuted at No.1 in 29 countries. The Confessions Tour is scheduled to travel the world through the end of September.

**Contact persons H&M:**

Kristina Stenvinkel
+46 8 796 39 08
kristina.stenvinkel@hm.com

Jenni Tapper-Hoël
+46 8 796 89 73
jenni.tapperhoel@hm.com

*For more information about Madonna and The Confessions Tour:* www.madonna.com
*For more information about H&M and press pictures for editorial use:* www.hm.com

June 12, 2006

# INVITATION TO PRESS- & TELEPHONE CONFERENCE JUNE 21 2006

**H & M Hennes & Mauritz AB presents the first half-year results for 2006 and invites to a press conference on Wednesday June 21 at 10.30. There will also be a telephone conference in English the same day at 14.00.**

**The six month results** for the period December 1, 2005 to May 31, 2006 will be released at approximately **08.00**, on June 21. The results will then be published on www.hm.com.

**The press conference** starts at 10.30 in Aulan, Salénhuset, Norrlandsgatan 15 in Stockholm. CEO Rolf Eriksen will present the half-year results together with Head of Investor Relations Nils Vinge. The presentation is followed by a question and answer session. The press conference, which is held in Swedish, is open for journalists and analysts.

**The telephone conference,** which is held in English, takes place between 14.00 and 15.00. The telephone number for access is +46 (0) 8 5052 0110 (Sweden), +44 (0) 207 162 0025 (UK) or +1 334 323 6201 (US). Please call in at least ten minutes prior the start of the conference to avoid a queue.

There is also an opportunity to listen to a replay of the telephone conference. The replay is available approximately one hour after the conference has ended and until July 5.
The replay number from Sweden is +46 (0) 8505 20333 access code 707817
and from UK the number is +44 (0) 207 031 4064, access code 707817.
If you are calling from the US, the replay number is +1 954 334 0342, access code 707817.
You can also listen to the replay on www.hm.com.

**The press conference material** can be found on www.hm.com under Investor Relations from approximately 11.30 on June 21.

Welcome!
All hours are CET.

**For questions, contact:**
Kristina Stenvinkel, Head of Communications.
Phone: +46 8 796 39 08
E-mail: stenvinkel@hm.com

Annacarin Björne, Press Officer.
Phone: +46 8 796 57 57
E-mail: annacarin.bjorne@hm.com

**Participation is notified to:**
Andrea Stern
Phone: +46 8 796 89 37
E-mail: andrea.stern@hm.com

## PRESS INFORMATION
**September 7, 2006**



H&M

# FIRST TWO H&M STORES OPEN IN DUBAI

Third store will follow on September 13th

**Yesterday evening the two first H&M stores opened in Dubai, in the well known and highly visited Mall of the Emirates.**

"We are very proud to open H&M stores in this region, which is known for its high fashion awareness. Opening day was a great success, and we were very pleased to see shoppers in Dubai lining up for our fashions. We look forward to serving our customers in three unique retail stores in Dubai and offering them new garments in the stores every day," says Rolf Eriksen, CEO H&M.

A third Dubai H&M store will open its doors on September 13th in the Ibn Battuta mall. The three stores in Dubai measure between 1,000-1,500 square meters each and will feature H&M's contemporary indoor décor.

H&M is also pleased to announce the opening of its first store in Kuwait City on September 20th. The store, which will be located in the Marina Mall, measures approximately 1,200 square meters.

H&M is a global fashion brand and pioneer of design collaborations with international style icons such as Viktor & Rolf, Stella McCartney, and Karl Lagerfeld, and offers an exciting shopping opportunity for style conscious shoppers who appreciate H&M's approach to fashion and quality at the best price. The new stores feature an extensive collection of fashions and accessories for men, women, teenagers, and children. By offering both basic garments, as well as clothes that reflect the very latest trends, H&M makes it easy for its customers to dress their individual style.

The new H&M stores in the Middle East are being established through a franchise agreement with one of the Middle East's leading retailers, M.H. Alshaya. By doing this, H&M is able to bring its fashions to a part of the world where it would not otherwise be possible to establish a presence, using the current H&M wholly-owned subsidiary model.

**Local press contact**
http://www.hm.com/gb/inspiration/contact__contact.nhtml

**Press contact H&M, Stockholm:**
Jenni Tapper-Hoël
+46 8 796 53 00
mediarelations@hm.com

**Contact person H&M, Dubai:**
Ayman AlSaleh, Bates PanGulf PR
+971 4 295 3456 Ext. 317
ayman@batespangulf.com

Press pictures from the opening and background information for editorial use can be downloaded from www.hm.com.

---

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange and has approximately 1,200 stores in 22 countries. H&M has more than 50,000 employees and achieved sales including VAT in 2005 of SEK 71,886 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. For further information visit www.hm.com.

M.H. Alshaya is one of the leading retail companies operating in the Middle East and is the franchisee for more than 42 international retail brands including e.g. Debenhams, The Body Shop, MAC, and Starbucks Coffee. Based in Kuwait, Alshaya operates more than 1,000 stores across eleven countries. Alshaya Retail employs more than 8,000 people of 46 different nationalities.

PRESS INFORMATION
September 14, 2006

# VIKTOR & ROLF FOR H&M
# FALL'S FASHION MUST-HAVE

Viktor & Rolf's much sought-after men's and women's lines will now be available at prices most fashionistas can afford. A one time collection designed by the Dutch designer duo and produced by H&M will be available at approximately 250 selected H&M stores in 24 markets worldwide from November 9th. A women's collection of 35 pieces will be offered alongside a men's collection of 25 pieces. In addition, Viktor & Rolf created this season's most wanted accessories.

*"It looks simple, but it never is with Viktor & Rolf. There are plenty of hidden details for the wearer's private pleasure. Subtle and ingenious in a graphic and very modern way", says British fashion editor Charlotte Stockdale.*

The Viktor & Rolf collection, displayed separately at H&M stores, contains a complete wardrobe of tailored pieces, casual pieces and party clothes. The designer duos' unmistakable wit and craftsmanship is expressed with a love theme.

The look is modern couture meet deluxe sportswear: tuxedos for men and women, cocktail dresses and sweatshirts and jeans.

Colours are rich forest green, raspberry red, black, nude and grey for ladies, and black, dark green, grey, and off white for men. Materials are pure wool or cotton for tailored pieces, wool or silk for dresses, wool or angora for knitwear and cotton for sweatshirts and jeans.

*"Viktor & Rolf for H&M suggest a number of opportunities, for customers as well as for the designers and H&M. This is a clever collaboration. Firstly, H&M presented superstar Karl Lagerfeld, then Stella McCartney, who is just right for their target group and now; the challenge. Viktor & Rolf are cherished within the international fashion crowd but still a little bit unknown outside it. This will put an end to that", says Tim Blanks at Style.com.*

Price examples women:
Silk satin dress: €79.90
Jeans: €59.90
Tuxedo blazer: €79.90
Tuxedo trousers: €49.90
Sweatshirt: €39.90
Shoes: €79.90

Price examples men:
Cotton shirt: €39.90
Jeans: €49.90
Tuxedo: €199
Sweatshirt: €39.90
Brogue shoes: €99

For more information please contact:
H&M's press service, telephone: +46 8 796 53 00.

**PRESS RELEASE**
**14 September 2006**

## Composition of H&M's Election Committee

According to the principles adopted for H&M's Election Committee at the Annual General Meeting held on 3 May 2006, H&M is to have an Election Committee comprising one member representing each of the five biggest shareholders in terms of the number of votes as of 31 August 2006 plus the Chairman of the Board.

The Election Committee now comprises the following members:

Stefan Persson, Chairman of the Board of H&M, representing Stefan Persson
Lottie Tham, representing Lottie Tham
Tomas Nicolin, representing Alecta
Mats Lagerqvist, representing Robur fonder
Björn Lind, representing SEB fonder
Joachim Spetz, representing Handelsbanken fonder

The term of office of the Election Committee is until a new Election Committee is appointed.

Proposals from shareholders for the Election Committee may be sent either to individual members of the Election Committee or directly to the company for forwarding to the Committee, by e-mail to valberedningen@hm.com or alternatively to the following postal address: H & M Hennes & Mauritz AB, Attn. Carola Echarti-Ardéhn, Salénhuset/HO, 106 38 Stockholm, Sweden.

H & M Hennes & Mauritz AB

**Contact person:**
Liv Asarnoj +46 (0)8-796 5382

18 September, 2006

# INVITATION TO PRESS- & TELEPHONE CONFERENCE 27 SEPTEMBER

**H & M Hennes & Mauritz AB presents the nine month results for 2006 and invites to a press conference on Wednesday 27 September at 10.30. There will also be a telephone conference in English the same day at 14.00.**

**The nine month results** for the period 1 December, 2005 to 31 August, 2006 will be released at approximately **08.00**, on 27 September. The results will then be published on www.hm.com.

**The press conference** starts at 10.30 in Aulan, Salénhuset, Norrlandsgatan 15 in Stockholm. CEO Rolf Eriksen will present the nine month results together with Head of Investor Relations Nils Vinge. The presentation is followed by a question and answer session. The press conference, which is held in Swedish, is open for journalists and analysts.

**The telephone conference,** which is held in English, takes place between 14.00 and 15.00. The telephone number for access is +46 (0) 8 5052 0114 (Sweden), +44 (0) 20 7162 0125 (UK) or +1 334 323 6203 (US). Please call in at least ten minutes prior the start of the conference to avoid a queue.

There is also an opportunity to listen to a replay of the telephone conference. The replay is available approximately one hour after the conference has ended and until 11 October 2006.
The replay number from Sweden is +46 (0) 8 5052 0333 access code 719276
and from UK the number is +44 (0) 20 7031 4064, access code 719276.
If you are calling from the US, the replay number is +1 954 334 0342, access code 719276.
You can also listen to the replay version here:

http://wcc.webeventservices.com/view/wl/r.htm?e=28290&s=1&k=9676DF8F6C74F7FA6A51F5BE5517E071&cb=genesys&tile=false

**The press conference material** can be found on www.hm.com under Investor Relations from approximately 11.30 on 27 September.

Welcome!
All hours are CET.

**For questions, contact:**
Kristina Stenvinkel, Head of Communications.
Phone: +46 8 796 39 08
E-mail: stenvinkel@hm.com

Annacarin Björne, Press Officer.
Phone: +46 8 796 57 57
E-mail: annacarin.bjorne@hm.com

**Participation is notified to:**
Andrea Roos
Phone: +46 8 796 89 37
E-mail: andrea.roos@hm.com

**PRESS INFORMATION**
**September 21, 2006**

# H&M ARRIVES IN KUWAIT
**Yesterday evening the first H&M store opened in Marina Mall, Kuwait**

"After the successful opening of three H&M stores in Dubai the past two weeks, we are both excited and proud to open the first H&M store in Kuwait. We are happy to bring the latest styles and fashion trends to customers in this fast growing region, which is known for its high fashion awareness," says Rolf Eriksen, CEO H&M.

The new H&M location in Kuwait's Marina Mall measures approximately 1,200 square meters and offers an extensive collection of fashions and accessories for women, teenagers, and children – everything from fashion basics to clothes that reflect the very latest trends. The store features H&M's contemporary indoor décor and with new garments arriving in the store every day, H&M makes it easy for its customers to dress their individual style.

The new H&M stores in the Middle East are being established through a franchise agreement with one of the Middle East's leading retailers, M.H. Alshaya. By doing this, H&M is able to bring its fashions to a part of the world where it would not otherwise be possible to establish a presence, using the current H&M wholly-owned subsidiary model.

H&M is a global fashion brand and pioneer of design collaborations with international style icons such as Viktor & Rolf, Stella McCartney, and Karl Lagerfeld, and offers an exciting shopping opportunity for style conscious shoppers who appreciate H&M's approach to fashion and quality at the best price. This November H&M will present its limited edition fashion collection from guest designer duo Viktor & Rolf, which will be available in all H&M markets, including Kuwait and Dubai.

**Local press contact**
http://www.hm.com/gb/inspiration/contact__contact.nhtml

**Press contact H&M, Stockholm:**
Kristina Stenvinkel
+46 8 796 39 08
mediarelations@hm.com

**Contact person H&M, Dubai:**
Ayman AlSaleh, Bates PanGulf PR
+971 4 295 3456 Ext. 317
ayman@batespangulf.com

Press pictures from the opening and background information for editorial use can be downloaded from www.hm.com.

---

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the O-list of the Stockholm Stock Exchange. Today there are more than 1,200 H&M stores in 24 countries. H&M has more than 50,000 employees and achieved sales including VAT in 2005 of SEK 71,886 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. For further information visit www.hm.com.

M.H. Alshaya is one of the leading retail companies operating in the Middle East and is the franchisee for more than 42 International retail brands including e.g. Debenhams, The Body Shop, MAC, and Starbucks Coffee. Based in Kuwait, Alshaya operates more than 1,000 stores across eleven countries. Alshaya Retail employs more than 8,000 people of 46 different nationalities.

**PRESS RELEASE**
**December 11, 2006**

## H&M TAKES THE STEP INTO JAPAN

**H & M Hennes & Mauritz AB has signed a contract for its first store in Japan. The store will be located in the best business location in one of Tokyo's prime shopping districts, Harajuku. The building is under construction and the opening is expected in the autumn of 2008. The selling surface will be around 1,500 square meters. H&M is negotiating for other contracts in Tokyo.**

– Japan is an exciting market for H&M with fashion conscious consumers with great spending power. With a population of 128 million of which almost 13 million in Tokyo, we see great opportunities for expansion in this part of the world says Rolf Eriksen, CEO of H&M.

---

**Contacts:**

Kristina Stenvinkel
Communications Manager
Phone: +46 8 796 39 08
stenvinkel@hm.com

Nils Vinge
Head of Investor Relations
Phone: +46 8 796 52 50
nils.vinge@hm.com

A sketch of the store and press pictures for editorial use can be downloaded from www.hm.com

H & M Hennes & Mauritz AB (H&M) was established in Sweden in 1947. The company's business concept is to offer fashion and quality at the best price. H&M is quoted on the Stockholm Stock Exchange. Today there are more than 1,300 H&M stores in 24 countries. H&M has more than 50,000 employees and achieved sales including VAT in 2005 of SEK 71,886 million. H&M has a wide product range that is divided into a number of different concepts for women, men, teenagers, children and cosmetics. The company's clothing collections are created by its own designers, pattern makers and buyers. For further information visit www.hm.com.

15 January, 2007



H&M

## INVITATION TO PRESS- AND TELEPHONE CONFERENCE 25 JANUARY

**H & M Hennes & Mauritz AB presents the full year results for 2006 and invites to a press conference on Thursday 25 January at 10.30. There will also be a telephone conference in English the same day at 14.00.**

**The full year results** for the period 1 December, 2005 to 30 November, 2006 will be released at approximately **08.00**, on 25 January. The results will then be published on www.hm.com.

**The press conference** starts at 10.30 in Aulan, Salénhuset, Norrlandsgatan 15 in Stockholm. CEO Rolf Eriksen will present the full year results together with Head of Investor Relations Nils Vinge. The presentation is followed by a question and answer session. The press conference, which is held in Swedish, is open for journalists and analysts.

The telephone conference, which is held in English, takes place between 14.00 and 15.00. The telephone number for access is +46 (0)8 5052 0114 (Sweden), +44 (0)20 7162 0125 (UK) or +1 334 420 4950 (US). Please call in at least ten minutes prior the start of the conference to avoid a queue.

There is also an opportunity to listen to a replay of the telephone conference. The replay is available approximately one hour after the conference has ended and until 8 February 2007.
The replay number from Sweden is +46 (0)8 5052 0333, access code 733582
and from UK the number is +44 (0)20 7031 4064, access code 733582.
If you are calling from the US, the replay number is +1 954 334 0342, access code 733582.

**The press conference material** can be found on www.hm.com under Investor Relations from approximately 11.30 on 25 January.

Welcome!
All hours are CET.

**For questions or interview requests please, contact:**
Kristina Stenvinkel, Head of Communications.
Phone: +46 8 796 39 08
E-mail: stenvinkel@hm.com

Jenni Tapper-Hoël, Press Contact
Phone: +46 8 796 89 73
E-mail: jenni.tapper-hoel@hm.com

**Participation is notified to:**
Andrea Roos
Phone: +46 8 796 89 37
E-mail: andrea.roos@hm.com

END